[Letterhead of Sellers Capital Master Fund, Ltd. and Sellers Capital LLC]
December 12, 2008
By EDGAR and Fax
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Daniel F. Duchovny, Esq.
Special Counsel

RE:	Premier Exhibitions, Inc. (the “Company”)
Soliciting Materials filed pursuant to Rule 14a-12
Filed November 6 and 21, 2008 by Sellers Capital Master Fund, Ltd. and Sellers Capital LLC
File No. 000-24452

Preliminary Proxy Statement
Filed December 5, 2008 by Sellers Capital Master Fund, Ltd. and Sellers Capital LLC
File No. 000-24452
Dear Mr. Duchovny,
We are writing on behalf of Sellers Capital Master Fund, Ltd. and Sellers Capital LLC (together, “Sellers Capital”) in response to your letter dated as of December 10, 2008. Sellers Capital’s responses set forth below correspond with the headings and numbers in your letter. For convenience of review, this letter includes your comments in bold and italics with Sellers Capital’s responses below.
We are also supplementally providing you a redline of our preliminary consent solicitation statement that is marked to show our changes in response to your letter. The redline is not a perfect reproduction of our filed document to the extent it contains any differences in formatting. We apologize for such formatting differences but we believe that they do not affect the areas that were revised in response to your comments and are now part of your review. The numbers in the margins of the redline correspond with the numbers in your letter. Our revised preliminary consent solicitation statement also includes a few changes to update our disclosures based on events that have occurred since we filed that document and other minor changes, all of which changes are marked in our redline.
Soliciting Materials filed November 6, 2008
1.	We note your supplemental responses to our prior letter filed on December 1, 2008. Please file on Edgar all supplemental materials provided to the staff.
We are filing with this letter via Edgar all of the supplemental materials that we noted in our letter filed with the Securities and Exchange Commission (the “Commission”) on December 1, 2008.

2.	Please tell us the source of each entry in the table used, in your supplemental response, to support your previous statement that the company has a “consistent pattern of overpromising and under-delivering to investors.”
We have based the noted table on the analysts’ estimates (as reported on Yahoo! Finance) and the Company’s public filings, the relevant excerpts of which are included with this letter.
3.	With respect to your supplemental response numbered 2.G.(2), please tell us what information your board representatives gathered that showed SG&A expenses to be different than those reported by the company.
In our letter to the Commission dated November 21, 2008, we cited the Company’s “selling, general and administrative” (“SG&A”) expenses in support of our statement regarding the Company’s increasing administrative expenses. We should have referred to these numbers as “operating expenses.” In its public filings, the Company reports “general and administrative” expenses (“G&A”), as opposed to SG&A. We provided the G&A numbers in our December 1, 2008 letter so that we could provide publicly-reported figures. The difference between the “operating expenses” and the G&A figures that we cited is that “depreciation and amortization” is included in operating expenses. Although the G&A numbers we cited are lower than the “operating expenses” numbers we cited, we believe the G&A numbers reported by the Company show the same trend of significantly rising administrative costs in relation to relatively small changes in revenue. Support for these numbers from the Company’s Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2008 and press release dated October 7, 2008 is included with this letter.
4.	We reissue the first bullet point of prior comment 3. You did not provide us with the requested support, other than your statement that your board representatives obtained information supporting your prior disclosure. What information did your representatives obtain?
The first sentence of our response to your prior comment 3 stated: “Through their positions on the Company’s Board, Mr. Hugh Sam and Mr. Sellers, our representatives, have obtained information supporting our statements.” Much of the information that our board designees have obtained that support the noted statement is compiled in a letter to the Company’s board that we sent on December 10, 2008 (which bears the date of December 9, 2008). We have included with this letter a copy of the December 10, 2008 letter.
However, our response to your prior comment 3 read further as follows:
[. . . Support is also available through the Company’s public filings. For example, on March 14, 2006, the Company amended Mr. Geller’s employment agreement to provide to Mr. Geller a cash bonus equal to “10% of the Company’s quarterly net income.” This arrangement also applied retroactively for all periods commencing on July 30, 2004.] [See the Company’s Form 8-K filed with the Commission on March 14, 2006, including the Second Amendment to Mr. Geller’s Employment Agreement filed as Exhibit 99.3 to said Form 8-K.] [Needless to say, the bonus as a percentage of the Company’s net income creates a conflict of interest and runs contrary to the interests of shareholders, providing incentives to inflate earnings and detracting from shareholder value. Although the arrangement was quickly rescinded, its existence for any period of time and retroactive payments under such arrangement suggest that the Board and Mr. Geller placed other interests above the interests of shareholders.] [For the termination of said bonus arrangement, see the Company’s Form 8-K filed with the Commission on March 21, 2006 and the Third Amendment to Mr. Geller’s Employment Agreement filed as Exhibit 99.1 to said Form 8-K.]
[In addition, Mr. Geller’s current excessive compensation (discussed in Section 2.B above), nepotism (discussed in Section 2.G(4) above), Mr. Geller’s handling of significant changes in the Titanic litigation without the consent of the Company’s Board and failure to apprise the Board of significant business developments (discussed in Section 2.C(2) above), difficulties in working with Mr. Geller, as expressed most recently in Mr. Ingalls’ and Ms. Kellar’s proposed resignation notices (discussed in Section 2.A(2)(b) above) and operation without a business plan (discussed in Section 2.A(3) above) are examples of actions that are not in the best interests of the Company’s shareholders.]

[In April 2008, ABC News reported the investigation into the Company’s practices by the New York attorney general’s office triggered by a “20/20” report on the Company. The “20/20” report had disputed Mr. Geller’s assertion as to the source of the bodies for the “Bodies” exhibition. Mr. Geller stated that the Company obtained the bodies from a medical school in Dalian, China; however, according to the ABC News, school officials informed the ABC News that it was “not true.” Instead, the ABC News reported that the bodies for display were supplied by a private company lead by a professor from a medical university.] [See Anna Schecter, ‘Bodies’ CEO Resigns After ‘20/20’ Report (April 21, 2008), available at http://a.abcnews.com/Blotter/story?id=4696964&page=1.] [It is not in the best interests of shareholders for the Company’s CEO to misstate facts to the press. Such misstatements may harm the Company’s public reputation, thus decreasing shareholder value.]
[It is similarly not in the best interests of the Company’s shareholders when the Company’s CEO and the Company fail to disclose information required under the U.S. federal securities laws. After commencing an investigation in 1999, in 2004 the Commission filed a complaint against Mr. Geller based on certain violations of Section 13(d) of the Exchange Act. The parties settled, with Mr. Geller agreeing to pay a civil penalty in the amount of $85,000.] [See p. 4 of Mr. Geller’s Schedule 13D/A filed with the Commission on February 14, 2007.] [In addition, in November 2008, the Company received, but failed to publicly disclose, the resignation notices from its Chief Financial Officer and Chief Accounting Officer although we notified the Company of its disclosure obligation under the Exchange Act. These resignation notices are discussed in Section 2.A(2)(b) above. We believe that a company’s and/or its CEO’s failure to comply with reporting obligations under the U.S. federal securities laws may undermine a company’s reputation, thus decreasing shareholder value.]
Soliciting Materials filed November [21], 2008
5.	You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. We note your statement that the company’s board and Mr. Geller have “continually stonewalled” your efforts to have the board take action to remedy the company’s financial situation.
We believe that this statement is supported by the facts. However, we also believe that it would be difficult and time consuming to gather the evidence necessary to support this statement, since we would have to find tangible evidence for the lack of action or the refusal to act, listen or cooperate on the part of the Company, its CEO or its board. We commit not to repeat this statement in the consent solicitation statement or any of our other consent solicitation materials. In the event that this response is not satisfactory to the Commission, we would like to have the opportunity to provide tangible support for the statement.
Preliminary Proxy Statement
6.	Refer to prior comment 2. For statements similar to those listed in the prior comment which appear in the preliminary proxy statement and for which your support is based on information gathered by your board representatives, please state so. We note, for example, references to delays in rolling out new exhibits, the reasons for the resignation of members of management, and Mr. Geller taking unapproved actions with respect to the Titanic litigation.
We have modified our disclosure in accordance with this comment.

Reasons for the Solicitation, page 4
7.	We note your discussion of the reasons for your solicitation and the references to deficiencies in the governance of the company. In each instance in which you address governance deficiencies, please address how, if at all, your board representatives attempted to address those deficiencies in their capacities as board members.
We have modified our disclosure in accordance with this comment.
8.	Explain to us why the third paragraph of page 3 you exclude your board representatives from references to the board and its actions. Did your representatives oppose each board action or failure to act described in your proxy statement? If so, please revise your disclosure specifically.
We have modified our disclosure in accordance with this comment.
9.	Please revise your disclosure to provide a brief description of the Titanic litigation.
We have revised our disclosure to include a brief description of the Titanic litigation.
In support of our description, we are providing the Company’s description of the Titanic litigation taken from its Annual Report on Form 10-K for its 2008 fiscal year.
10.	Refer to paragraph 7 of this section. Clarify that the company disavowed Mr. Geller’s earnings estimate four days after they were made on a conference call.
We have amended our disclosure to include the following statement: “Four days after the May 11, 2007 earnings call, the Company retracted these comments made by Mr. Geller and, on May 21, 2007, the Company issued formal earnings guidance for its 2008 fiscal year of $0.68 per share. The Company ultimately reported earnings for its 2008 fiscal year of $0.37 per share.”
Support for the Company’s May 21, 2007 earnings guidance and the Company’s earnings results for its 2008 fiscal year are provided with this letter.
Our Plan, page 7
11.	Disclose the name of your nominee that would serve as the company’s interim CEO.
We have revised our disclosure to name the board nominee that we might propose to serve as interim CEO in the event that our consent solicitation is successful.

Solicitation of Consents, page 18
12.	We note that you and The Altman Group may employ various methods to solicit proxies, including mail, facsimile, telephone, telegraph, Internet, in person and by advertisements or press releases. Please tell us which Internet sites you plan to use and whether you intend to conduct soliciting activities on any chat rooms. Also, be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.
Since we filed our preliminary consent solicitation statement and reviewed your letter, we have decided not to solicit consents through any Internet website or Internet chat room. We have modified our disclosure accordingly. We also understand that all written solicitation materials, including any e-mails or scripts to be used in soliciting consents over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use.
Information About the Participants, page 19
13.	Please revise your disclosure that Mr. Sellers, Mr. Hugh Sam and Mr. Weiser “may be deemed” to beneficially own shares held by Sellers Capital to state whether in fact the individuals are the beneficial owners of such shares. We refer you to the definition of beneficial ownership in Rule 13d-3. Please make a similar revision in footnote 2 on page D-2.
We have revised the noted disclosures to state that Mr. Sellers is deemed to be the beneficial owner of the shares of the Company that are beneficially owned by Sellers Capital LLC and Sellers Capital Master Fund, Ltd., and removed any references that Messrs. Hugh Sam and Weiser “may be deemed” to beneficially own such shares.
14.	On a similar note, please revise your disclosure that each of Sellers Capital LLC, Sellers Capital Master Fund, Ltd., and Mr. Sellers, Mr. Hugh Sam and Mr. Weiser “may currently be deemed” to be affiliates of the company to make a definitive statement in this respect. We note that board members are considered affiliates of the company on whose board they serve.
We have revised our disclosure to state that, as members of the Company’s board, Messrs. Sellers and Hugh Sam are deemed to be affiliates of the Company within the meaning of the U.S. federal securities laws. Since we cannot determine definitively whether Sellers Capital LLC and Sellers Capital Master Fund, Ltd. would be considered affiliates of the Company within the meaning of the U.S. federal securities laws, since such a determination is made pursuant to a facts and circumstances test and is not subject to precise guidelines or ownership thresholds, our disclosure states that these entities may currently be deemed to be affiliates of the Company within the meaning of the U.S. federal securities laws. We believe this disclosure fairly puts shareholders of the Company on notice of our status.

In connection with these responses to your letter, Sellers Capital acknowledges that:
(1)	Sellers Capital is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	Sellers Capital may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these responses, please contact our counsel, Derek D. Bork of Thompson Hine LLP, at 216-566-5500.

Respectfully,

Sellers Capital Master Fund, Ltd.		Sellers Capital LLC

By:	/s/ Samuel S. Weiser	By:	/s/ Samuel S. Weiser
Name:	Samuel S. Weiser	Name:	Samuel S. Weiser
Title:	Chief Operating Officer,	Title:	Chief Operating Officer
Sellers Capital LLC, Investment Manager

ATTACHMENTS TO OUR LETTER DATED AS OF DECEMBER 1,2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION            WASHINGTON, DC 20549 FORM 8-K            CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934Date of Report (Date of earliest event reported): October 7,2008Premier Exhibitions, Inc. (Exact name of Registrant as Specified in Charter) Florida000-24 452 20-1424922 (State or Other Jurisdiction(Commission File Number) (IRS Employer            of Incorporation) Identification No.)3340 Peachtree Road, Suite 2250, Atlanta, Georgia 30326 (Address of Principal Executive Offices) (Zip Code) Registrant’s telephone number, including area code: (404) 842-2600 N/A (Former name or former address, if changed since last report)Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy thefiling obligation of the Registrant under any of the following provisions: Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Press Release Page 1 of 1 EX-99.1 2 dex991 .htm PRESS RELEASE Exhibit 99.1 FOR IMMEDIATE RELEASE Contact: Budlngalls Chief Financial Officer (404) 842-2638 PREMIER EXHIBITIONS, INC. REPORTS SECOND QUARTER RESULTS ATLANTA, GA — October 7,2008 — Premier Exhibitions, Inc. (NASDAQ: PRXI), a major developer of touring museum quality exhibitions, today announced its financial results for the second quarter ended August 31, 2008. Premier Exhibition’s fiscal year ends February 28, 2009 (“Fiscal 2009”). Revenue for the second quarter decreased 6%, to $15.1 million, compared to $16.1 million in the second quarter of the fiscal year ended February 29, 2008 (“Fiscal 2008”). For the six months ended August 31, 2008, revenue increased 10% to $30.3 million, compared to $27.5 million for the same period in the prior year. Net income was $0.9 million in the second quarter compared to net income of $5.5 million in the same quarter last year. For the six month period ended August 31,2008, net income was $0.0 million, compared to $8.8 million for the same period in the prior year. Diluted income per common share for the quarters ended August 31,2008 and August 31, 2007 was $0.03 and $0.17, respectively. EBITDA (a non-GAAP measure) for the second quarter of Fiscal 2009 and for the same period last year was $2.4 million and $8.6 million, respectively. Adjusted EBITDA (a non-GAAP measure) for the second quarter of Fiscal 2009 and for the same period last year was ($0.2) million and $9.1 million, respectively. Diluted income per common share for the six months ended August 31,2008 and August 31, 2007 was $0.00 and $0.27, respective EBITDA for the first six months of Fiscal 2009 and for the same period last year was $2.3 million and $14.3 million, respectivejyjAdjusteTEBITDA ToT”) /1heTultinx mo and for the same period last year was $ l .1 million and $ 15.3 million respectively’. Starting in the first quarter of Fiscal 2009, the Company began presenting total gross revenue as a new, non-GAAP financial measure. The i Company believes that total gross revenue is an important metric that provides relevant information on the true scale of the Company’s operations. For the quarter ended August 31,2008, total gross revende was $31.1 million, and for the six months ended August 31, 2008, total gross revenue was $62.0 million. A reconciliation of all non-GAAP measures presented in this press release to their most directly comparable GAAP financial measure, together with a definition of each such measure and an explanation of why management believes such non-GAAP financial measure provides useful information to investors, is provided as an exhibit to this press release. Chairman & CEO Perspective “The second quarter of Fiscal 2009 was marked by significant organizational change and continued financial performance well below our j expectations,” said Arnie Geller, Chairman and CEO. “After reassuming operational leadership of the Company in August, my first order of business was to conduct a thorough review of all aspects of the Company’s business and its operations. The goal of this review was threefold: (1) to ensure that as a Company we are making decisions that will enable us to navigate around the current economic challenges; (2) to streamline our cost structure where appropriate; and (3) to help maximize the efficiency of our current operations. I’m pleased to report that we are moving forward in all three areas and expect to see concrete results in the coming months.

UNITED STATES            SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 8-K            CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of Report (Date of earliest event reported): July 23.2008 Premier Exhibitions, Inc. (Exact name of registrant as specified in its charter) Florida . ............................... 000-24452 .. 20-1424922 (State or other jurisdiction of (Commission (IRS Employer            incorporation) File Number) Identification No.)3340 Peachtree Road, Suite 2250, Atlanta, Georgia .. 30326(Address of principal executive offices) (Zip Code) Registrant’s telephone number, including area code: (404) 842-2600 N/A (Former name or former address, if changed since last report)Check the appropriate bo x below if the Form 8-K filing is intended to simultaneously satisfy thefiling obligation of the Registrant under any of the following provisions: Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) Pre-commencement communications pursuant to Rule 13e-4(c) under t he Exchange Act (17 CFR 240.13e-4(c))

Premier Exhibitions, Inc. 8-K Page 2 of 4 Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers. ,,™,,,___Z lAark HiighSam Appointed as a Director. Effective July 23, 2008, the Board of Directors of Premier Exhibitions, Inc. (the “Company”);’ /appointed Mark Hugh Sam as a Director to fill one of the vacancies resulting from the expansion of the Company’s Board of Directors,/ (described in Item 5.03 of this Current Report on Fonn_8jL___mM — - — - - — -—” Mr. Hugh Sam, age 43, has since 2005 been Director of Research for Sellers Capital, LLC, an investment management firm. Sellers Capital, LLC manages the Sellers Capital Master Fund, Ltd., a hedge fund that is the Company’s largest shareholder. From 2003 to 2005, Mr. Hugh Sam was a stock analyst for Morningstar, Inc., a provider of investment research. Mr. Hugh Sam is a member of the Canadian Institute of Chartered Accountants and a Certified Financial An yjit (larkSdlersA pomted as a Director. Effective July 23,2008, the Company’s Board of Directors also appointed Mark Sellers as a Director /to fill one of the vacancies resulting from the expansion of the Company’s Board of Directors described in Item 5.03 of this Current Report on j Mr. Sellers, age 40 is the founder and managing member of Sellers Capital LLC, an investment management firm. Sellers Capital, LLC manages the Sellers Capital Master Fund, Ltd., a hedge fund that is the Company’s largest shareholder. Prior to founding Sellers Capital LLC, Mr. Sellers was the Lead Equity Strategist for Morningstar, Inc., a provider of investment research. General. Messrs. Hugh Sam and Sellers are each eligible to participate in the Company’s compensation programs and arrangements for Directors as may be in effect from time to time. The Company’s existing Director compensation programs and arrangements are more fully described under the section of the Company’s 2008 proxy statement dated June 24, 2008 entitled “Director Compensation,” which description is incorporated herein by reference. The Board of Directors does not presently anticipate providing any equity compensation to Messrs. Hugh Sam or Sellers. Sellers Capital, LLC, and affiliated entities Sellers Capital Master Fund, Ltd. and Praetorian Value Fund, LLC, also shareholders of the Company, requested that representatives of Sellers Capital, LLC be added to the Board of Directors and that that the Company’s proposal to reincorporate as a Delaware corporation to be revised and re-submitted to shareholders for a vote at the 2008 Annual Meeting. Following the reincorporation, as revised, the holders of 33% of the Company’s outstanding shares will have the right to call special meetings of shareholders. In connection with the agreement to these requests by the Company’s Board of Directors (i) the size of the Company’s Board of Directors was set at eleven members; (ii) Messrs. Hugh Sam and Sellers, as control affiliates of such entities, were appointed to the Company’s Board of Directors, and (iii) Messrs. Hugh Sam and Sellers will be included on the slate of Directors proposed for election at the Company’s 2008 Annual Meeting. The nomination of Messrs. Hugh Sam and Sellers as Directors of the Company and the revised reincorporation proposal will be included in the Company’s revised proxy statement for the 2008 Annual Meeting of Shareholders.

Premier Exhibitions, Inc. 8-K Page 3 of 4 Since March 1,2007, there have been no transactions, nor are there any currently proposedtransactions, to which the Company or any of its subsidiaries was or is to be a party in which anyof Messrs. Hugh Sam or Sellers, or any member of either of their respective immediate families,had, or will have, a direct or indirect material interest.Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year. Effective July 23,2008, the Board of Directors also amended Article III, Section 1 of theCompany’s Amended and Restated Bylaws to increase the size of the Board of Directors from nineto eleven. The full text of the Company’s Amended and Restated Bylaws, are attached as Exhibit 3.2 tothis Current Report on Form 8-K and are incorporated herein by reference.Item 9.01. Financial Statements and Exhibits. (d) Exhibits. Exhibit No. Description 3.2 A mended and Restated Bylaws of Premier Exhibitions, Inc.

e8vk Page 2 of7 2.A(2)(a) UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 8-K CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934Date of Report (Date of earliest event reported): August 29.2007 Premier Exhibitions, Inc. (Exact name of registrant as specifie d in its charter) Florida000-24452 ........................ 20-1424922 (State or other jurisdiction of(Commission (IRS Employer incorporation)File Number) Identification No.) 3340 Peachtree Road, Suite 2250, Atlanta, Georgia ......................................... 30326 (Address of principal executive offices) (Zip Code)Registrant’s telephone number, including area code: (404) 842-2600 N/A (Former name or former address, if changed since last report)Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy thefiling obligation of the Registrant under any of the following provisions:D Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)D Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)D Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR240.14d-2(b))D Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR240.13e-4(c))

e8vk Page 3 of 7 Item 1.01 Entry into Material Definitive Agreement. On September 1,2007, Premier Exhibitions, Inc. (the “Company”) entered into an Employment Agreement with Bruce Eskowitz, pursuant to which Mr. Eskowitz will serve as the Company’s President and Chief Executive Officer. On the same date, the Company and Arnie Geller agreed to amend Mr. Geller’s existing Employment Agreement in order to reflect the appointment of Mr. Geller as the Company’s Chairman (in addition to maintaining his existing position as the Company’s Chairman of the Board) and Mr. Eskowitz as the Company’s President and Chief Executive Officer. A description of each of Mr. Eskowitz’s Employment Agreement and the amendment to Mr. Geller’s Employment Agreement is included in Item 5.02 of this Current Report on Form 8-K, which descriptions are incorporated into this Item 1.01 by reference. Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers. / Br e witil oMed Presi it, Chief Executive Officer and Director. Effective September 1,2007, the Compa ? ardof ) (Directors appointed Bruce Eskowitz, age 49, to be the Company’s President and Chief Executive Officer JPlicTtol since January 2007, Mr. Eskowitz was the Chief Executive Officer of the North American Music division of Live Nation, Inc., the world’s largest live music company. In such capacity, he directed Live Nation’s North American local and national live music strategy, including concert promotion, venue management and sponsorships and alliances. From October 2005 to December 2006, Mr. Eskowitz was the President and Chief Executive Officer of the Global Venues and Alliances division of Live Nation. Prior to that, and from 2004 to October 2005, he served as the President and Chief Executive Officer of Live Nation’s Properties division. Prior to 2004, Mr. Eskowitz was the President of Live Nation’s National Sales and Marketing division. / *E rtive*September 1,2007, the Board of Directors also appointed Mr. Eskowitz to fill one of the vacancies res nYfrofrT!rir\ Cgxpansion of the Board of Directors, which expansion is described in Item 5.03 of this Current Report on Form 8-K. ___> On September 1, 2007, the Company and Mr. Eskowitz also entered into a five year Employment Agreement. Such Employment Agreement, which was approved by the Company’s Compensation Committee, provides that Mr. Eskowitz will be entitled to an annual base salary of $625,000, subject to a cumulative increase of not less than 5% on each anniversary date of the Employment Agreement. In addition, Mr. Eskowitz will be entitled to receive the following bonus payments: (i) $951,923 on October 15, 2007; (ii) $1,000,000 on June 1,2008; and (iii) an annual performance bonus. All bonus payments will be contingent upon Mr. Eskowitz’s continued employment with the Company on the applicable bonus payment date and, in the case of the performance bonus, will be contingent upon Mr. Eskowitz meeting reasonable performance criteria and benchmarks to be determined by the Compensation Committee. The Employment Agreement also provides that Mr. Eskowitz will be entitled to a seat on the Company’s Board of Directors during the term of the Employment Agreement, subject to continued shareholder approval. Pursuant to the Employment Agreement, on September 1, 2007, the Compensation Committee awarded Mr. Eskowitz: (i) a ten year option to purchase 625,000 shares of the

e8vk Page 4 of 7 Company’s Common Stock at an exercise price of $15.82 per share, that being the closing price of the Company’s Common Stock on the Nasdaq Global Market on August 31, 2007; and (ii) 625,000 shares of restricted stock. The stock option shall vest, subject to Mr. Eskowitz’s continued employment with the Company through the applicable vesting dates, as follows: 100,000 shares on the first anniversary of the Employment Agreement; 125,000 shares on the second anniversary; 130,000 shares on the third anniversary; 135,000 shares on the fourth anniversary; and the remaining 135,000 shares on the fifth anniversary. The shares of restricted stock shall vest, subject to Mr. Eskowitz’s continued employment with the Company through the applicable vesting dates, as follows: 100,000 shares on the first anniversary of the Employment Agreement; 125,000 shares on the second anniversary; 130,000 shares on the third anniversary; 135,000 shares on the fourth anniversary; and the remaining 135,000 shares on the fifth anniversary. Mr. Eskowitz is also eligible to participate in the Company’s incentive compensation and benefit plans and arrangements for executive officers as may be in effect from time to time. The Company’s existing incentive compensation plans and arrangements are more fully described under the sections of the Company’s 2007 proxy statement dated June 27, 2007 entitled “Compensation of Named Executive Officers and Directors — Long-Term Equity Incentive Compensation,” and “- Perquisites and Other Personal Benefits,” which descriptions are incorporated herein by reference. In the event that he is terminated without cause, as such term is defined in the Employment Agreement, Mr. Eskowitz will be entitled to one year’s severance. In addition, in such event, the stock option and restricted stock award grant to Mr. Eskowitz in connection with his Employment Agreement shall continue to accrue and vest in accordance with the vesting schedules set forth in the Employment Agreement. If a change of control of the Company occurs, as such term is defined in the Employment Agreement, and a material reduction in Mr. Eskowitz’s compensation, benefits or status occurs, Mr. Eskowitz will be entitled to receive a lump sum cash payment equal to 299% of his base salary as in effect on the date of the change of control. The Employment Agreement also contains covenants which prohibit Mr. Eskowitz from competing with the Company during the term of the Agreement; interfering, inducing, influencing or conspiring with any of the Company’s employees or consultants to terminate then-relationship with or compete against the Company; or disclosing or using any of the Company’s confidential information. In addition, the Employment Agreement provides that the Company and Mr. Eskowitz will enter into a separate indemnification agreement relating to his service to the Company and contains other terms and provisions customary to such agreements. There are no arrangements or understandings between Mr. Eskowitz and any other persons with respect to his appointment as an officer or director of the Company. In addition, since March 1, 2006, there have been no transactions, nor are there any currently proposed transactions, to which the Company or any of its subsidiaries was or is to be a party in which Mr. Eskowitz or any member of his immediate family, had, or will have, a directjorjndirect material mtere! / teGJ&A riMd *f B |Dnec ppohi r Ic Uejji jhe oj approved amendi nTsToT eTTeFTe of the

e8vk Page 5 of7 Board and as Chairman of the company and removing his titles of President and Chief Executive Officer. No other changes were made to Mr. Geller’s Employment Agreement.Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year. Bylaw Amendment to Permit UncertificatedShares. The Company’s Common Stock is listed and traded on the Nasdaq Global Market. As such, the Company is subject to the listing standa rds of the Nasdaq Stock Market. The Securities and Exchange Commission has adopted amendments to those listing standards that require Nasdaq-listed securities to be eligible to participate in a “direct registration program” by January 1, 2008. A “direct registration program” permits a shareholder’s stock to be recorded and maintained on the books of the company or the company’s transfer agent without the issuance of a physical stock certificate. Shares in this form are com monly referred to as “uncertificated” shares. On August 29,2007, the Company’s Board of Directors amended and restated the Company’s Bylaws in order to provide for uncertificated shares. Specifically, Article V of the Company’s Bylaws was amended to permit the Company’s Board of Directors to provide by resolution that some or all of any class or series of Company stock may be uncertificated. Other Bylaw Amendments. On August 29, 2007, the Board of Directors also implemented the following additional Bylaw modifications: (i) Article II, Section 2 was amended to provide that the Company’s annual meeting of shareholders shall occur in August of each year unless otherwise determined by the Board of Directors (prior to their amendment, the Bylaws referred to a November annual meeting); (ii) Article II, Section 4 was amended to refer to Section 12(b) of the Exchange Act, that being the Section under which the Company’s securities ar e registered as a result of the Securities and Exchange Commission’s designation of the Nasdaq Stock Market as a national securities exchange (prior to their amendment, the Bylaws referred to the Section of the Exchange Act under which the Company’s securities had previously been registered); (iii) Article III, Section 1 was amended to (A) provide that the number of Directors of the Company shall not be less than three or more than nine (prior to their amendment, the Bylaws pro vided that the number of Directors of the Company would be not less than one or more than five), resulting in the creation of four vacancies on the Board of Directors, (B) provide that the Chairman of the Board shall chair all meetings of the Board of Directors and ensure that all such meetings are run in an orderly and efficient manner and (C) require the Board of Directors designate a Vice Chairman, who shall not be an executive officer of the Company, to preside at all Board of Directors’ and shareholders’ meetings in the absence of the chairman of the board; (iv) Article III, Section 8 was amended to provide that the Company’s annual meeting of shareholders shall occur in August of each year unless otherwise determined by the Board of Directors (prior to their amendment, the Bylaws referred to a November annual meeting); (v) Article IV was amended to specifically provide that the Company may appoint as officers a Chairman of the Board and a Chairman and to generally state the duties and responsibilities of such officer positions; and (vi) Article V, Section 3 was amended to provide generally that transfers of the Company’s securities shall be made in accordance with applicable law; and (vii) minor typographical errors were corrected. The preceding description of the amendments to the Company’s Bylaws is qualified in its entirety by reference to the full text of the Company’s Amended and Res tated Bylaws, which are attached as Exhibit 3.2 to this Current Report on Form 8-K and are incorporated herein by reference.

Premier Exhibitions, Inc. 8-K Page 2 of 42.A(2)(a) UNITED STATES            SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 8-K            CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of Report (Date of earliest event reported): March 19. 2008 Premier Exhibitions, Inc. (Exact name of registrant as specified in its charter) Florida ................................... 000-24452 .. 20-1424922(State or other jurisdiction of (Commission (IRS Employer            incorporation) File Number) Identification No.)3340 Peachtree Road, Suite 2250, Atlanta, Georgia .. 30326 (Address of principal executive offices) (Zip Code) Registrant’s telephone number, including area code: (404) 842-2600 N/A (Former name or former addre ss, if changed since last report)Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy thefiling obligation of the Registrant under any of the following provisions: Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) Pre-commencem ent communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Premier Exhibitions, Inc. 8-K Page 3 of 4 j Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers. /Effective March 19, 2008) Premier Exhibitions, Inc. (the “Company”) and Arnie Geller agreed to a Fifth Amendment to Mr. Geller’s Employment Agreement. Pursuant to the Fifth Amendment, Mr. Geller shall serve as the Company’ s Chairmanofthe Bog -J” suchcapacity, he will act as the chair of all regularly scheduled meetings of the Board of Directors. As part of such tansition,pr7GdTe7wllIT f eCN5ln an!y yexeaSve* ffi ) Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year. In addition, effective March 20, 2008, the Board of Directors amended and restated the Company’ s Bylaws to provide both that the j.. Chairman ofthe Board of Directors shall act as the chair of all regularly scheduled meetings ofthe Board of Directors and that the Chairman of the Board of Directors shall not be an officer ofthe Company. Such change is reflected in Article III, Section 1 ofthe Company’s Bylaws. The Board of Directors also implemented the following modifications to the Company’s Bylaws: (i) Article II, Sections 3 and 4 were amended to provide that a special meeting of shareholders may be called by the Board of Directors, by the President of the Company or as otherwise provided by law and to provide that the presiding officer at any shareholders’ meeting shall determine the business to be conducted at such meeting; and (ii) Article IV was amended to remove references to the former officer positions of Chair and Chairman ofthe Board. The preceding description ofthe amendments to the Company’s Bylaws is qualified in its entirety by reference to the full text ofthe Company’s Amended and Restated Bylaws, which are attached as Exhibit 3.2 to this Current Report on Form 8-K and are incorporated herem by reference. Item 9.01. Financial Statements and Exhibits. (d) Exhibits. j Exhibit No. Description ___3.2 Amended and Restated Bylaws of Premier Exhibitions, Inc. 99.1 Fifth Amendment to Employment Agreement between Arnie Geller and Premier Exhibitions, Inc.

Premier Exhibitions, Inc. 8-K Page 1 of 32.A(2)(a)8-K 1 132866ae8vk.htm PREMIER EXHIBITIONS, INC. 8-K UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 8-K CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHAN GE ACT OF 1934 Date of Report (Date of earliest event reported): August 8.2008 Premier Exhibitions, Inc. (Exact name of registrant as specified in its charter) Florida 000-24452 ............... 20-1424922 (State or other jurisdiction of(Commission (IRS Employer incorporation)File Number) Identification No.) 3340 Peachtree Road, Suite 2250, Atlanta, Georgia ....................... 30326 (Address of principal executive offices) (Zip C ode) Registrant’s telephone number, including area code: (404) 842-2600 N/A (Former name or former address, if changed since last report)Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy thefiling obligation of the Registrant under any of the following provisions: Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425) Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) Pre-commenc ement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Premier Exhibitions, Inc. 8-K Page 2 of 3 Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers. .p“nAugust S lfiO Exhibitions, Inc. (the “Company”)re-appointed Arnie Gellerasfae Conupany J) (Executive Chair, rp iHonTIeTieia efween September 2“0l)7 and March 2068T Mr. Geller, who also serves aslhe CompanyTCliairman of the Board of Directors, has served as a Director of the Company since May 1999. Mr. Geller, age 67, served as the Company’s President from May 1993 to May 1995, and was reappointed as the Company’s President in November 1999. He served in that capacity and as Chief Executive Officer through September 2007 when he became the Company’s Executive Chair. Prior to 1993, for approximately 27 years, Mr. Geller had principally been engaged in various executive capacities in the recording industry. Mr. Geller is the uncle of Mr. James S. Yaffe, a current Director of the Company. No modification was made to Mr. Geller’s compensation as a result of his re-appointment as the Company’s Executive Chair. The information contained in the section of the Company’s Proxy Statement dated June 24, 2008 under the heading “Certain Relationships and Related Transactions “ and in Item 8.01 below is incorporated into this Item 5.02 by reference. Item 8.01. Other Events. Also on August 8,2008, the Company’s Board of Directors determined that the previously announced appointments of Harold W. Ingalls and Gregg M. Goodman to the Board of Directors were administratively ineffectual. Accordingly, Messrs. Ingalls and Goodman are not Directors of the Company. Mr. Ingalls continues to serve as the Company’s Chief Financial Officer, a position he has held since February 20, 2008.

Premier Exhibitions, Inc. 8-K Page 1 of 4 2.A(2)(a)8-K 1133008ae8vk.htm PREMIER EXHIBITIONS, INC. 8-K UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 8-K CURRENT REPORT PURSUANT TO SECTION 13 OR 15( ) OF THE SECURITIES EXCHAN GE ACT OF 1934 Date of Report (Date of earliest event reported): August 18,2008 Premier Exhibitions, Inc. (Exact name of Registrant as Specified in Charter) Florida ........................ 000-24452 .. 20-1424922 (State or Other Jurisdiction of (Commission (IRS Employer Incorporation) File Number) Identification No.)3340 Peachtree Road, Suite 2250, Atlanta, Georgia .. 30326 (Address of Principal Executive Offices) (Zip Code) R egistrant’s telephone number, including area code: (404) 842-2600 N/A (Former name or former address, if changed since last report)Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfythe filing obligation of the Registrant under any of the following provisions:D Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)D Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR240.14a-12)D Pre-commencemen t communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR240.14d-2(b))D Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR240.13e-4(c))

Premier Exhibitions, Inc. 8-K Page 2 of 4Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers. Harold W. Ingalls Appointed as a Director. On August 21,2008, Mr. Ingalls, age 61, wasappointed to the Board of Directors of Premier Exhibitions, Inc. (the “Company”). Mr .. Ingalls’appointment as a Director filled an existing vacancy on the Company’s Board of Directors. Mr.Ingalls also presently serves as the Company’s Chief Financial Officer, and as such is not“independent” pursuant to the listing standards of The Nasdaq Stock Market. Prior to joining theCompany in February of this year, and since October 2007, Mr. Ingalls was a partner at the Atlanta,Georgia office of Genstar Capital Partnership, a private equity firm, where he was r esponsible foridentifying investment opportunities. Prior to joining Genstar, and between August 2006 and October2007, Mr. Ingalls was the vice president and chief financial officer of CardioMEMS, Inc., whichspecializes in proprietary wireless sensing and communication technology for the human body. FromOctober 2001 to July 2006, Mr. Ingalls was the vice president of finance and chief financialofficer of Serologicals Corporation, a developer of consumable biological products. Mr.&nb sp;Ingallswill not receive any additional compensation for his services as a director and the CompensationCommittee of the Board of Directors did not make any equity compensation awards in connection withthe appointment of Mr. Ingalls to the Company’s Board of Directors. There are no arrangements or understandings between Mr. Ingalls and any other persons withrespect to his appointment as a director of the Company. Except for Mr. Ingalls’ EmploymentAgreement with the Company pursuan t to which he serves as the Company’s Chief Financial Officer,there have been no transactions, nor are there any currently proposed transactions, to which theCompany or any of its subsidiaries was or is to be a party hi which Mr. Ingalls, or any member ofhis immediate family, had, or will have, a direct or indirect material interest. A description ofthe material terms of Mr. Ingalls’ Employment Agreement with the Company is set forth in theCompany’s Current Report on Form 8-K dated February 20, 2008, which description is incorporatedherein by reference Resignation of Brian Wainger. On August 19, 2008, Brian Wainger resigned as the Vice Presidentand Chief Legal Counsel of the Company. In connection with his resignation, Mr. Wainger and theCompany entered into a seven month Consulting Agreement as well as a Separation Agreement. Duringthe term of the Consulting Agreement, Mr. Wainger will continue to advise and provide services tothe Company in exchange for monthly payments, each in an amount equal to his monthly base salary ineffect on the date of his resignation. The Separation Agreement provides that Mr. Wainger willreceive twelve monthly payments, each in an amount equal to his monthly base salary in effect onthe date of his resignation, commencing upon the expiration of the Consulting Agreement. Suchagreements also contain other terms and provisions customary to such agreements, includingp rovisions regarding confidential information, non-solicitation and non-disparagement. Director Resignations. Also on August 18, 2008, James S. Yaffe and Jonathan F. Miller tenderedtheir resignations as Directors of the Company. Messrs. Yaffe and Miller joined the Board ofDirectors on September 1,2007 and were members of the Board’s Executive Committee. The Companybelieves the Director resignations referred to above are the result of recent changes in the composition of the Board of Directors and management.

Premier Exhibitions, Inc. 8-K Page 3 of 4 f slgrmtio of Bruce Eskowitz. On August 19,2008, Bruce Eskowitz resigned as the President and Chief Executive Officer andas , l irectorjDfjtheCon provides that he will forfeit all restricted stock awards and stock options previously granted to him by the Company and that he will receive monthly payments in the amount of $90,001.66 for a period of twelve months. Such Separation Agreement contains other terms and provisions customary to similar agreements, including provisions regarding confidential information, non-solicitation and non-disparagement. Item 9.01 Financial Statements and Exhibits (d) Exhibits Exhibit No. Description 99.1 Press Release dated August 22, 2008 of Premier Exhibitions, Inc.

Premier Exhibitions, Inc. 8-K            Page 1 of 48-K 1133044ae8vk.htm PREMIER EXHIBITIONS, INC. 8-K            UNITED STATES 2.A(2)(a)SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, DC 20549 | FORM 8-KCURRENT REPORT            IPURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHAN GE ACT OF 1934Date of Report (Date of earliest event reported): August 21.2008 | I            Premier Exhibitions, Inc. (Exact name of Registrant as Specified in Charter) I            Florida 000-24452 20-1424922 j (State or Other Jurisdiction of (Commission (IRS Employer I            Incorporation) File Number) Identificatio n No.) j 3340 Peachtree Road, Suite 2250, Atlanta, Georgia 30326 (Address of Principal Executive Offices) (Zip Code) ] ]Registrant’s telephone number, including area code: (404) 842-2600 | N/A ..(Former name or former address, if changed since last report) \ ICheck the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy thefiling obligation of the Registrant under any of !
the following provisions: Written communications pursuant to Rule 425 un der the Securities Act (17 CFR 23 0.425) I Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) jD Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)) |

Premier Exhibitions, Inc. 8-K Page 2 of 4 Item 4.01 Change in Registrant’s Certifying Accountant. (a) Former Independent Registered Public Accounting Firm j On August 21, 2008, Premier Exhibitions, Inc. (the “Company”) dismissed its independent registered accounting firm, Kempisty & Company Certified Public Accountants, P.C. (“Kempisty”). This dismissal was approved by the Company’s Board of Directors, based on the recommendations of its Audit Committee. Accordingly, Kempisty was dismissed on August 21,2008. Kempisty’s reports on the Company’s consolidated financial statements for each of the fiscal years ended February 28,2007 and February 29,2008, did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principle. During the fiscal years ended February 28,2007 and February 29,2008, and through August 21, 2008, there were no disagreements with Kempisty on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Kempisty’s satisfaction, would have caused Kempisty to make reference thereto in Kempisty’s reports on the Company’s financial statements for such years. During the fiscal years ended February 28, 2007 and February 29,2008, and through August 21, 2008, there were no “reportable events” as defined in Item 304(a)(l)(v) of Regulation S-K. The Company provided Kempisty with a copy of the above disclosure and requested that Kempisty provide the Company with a letter addressed to the Securities and Exchange Commission stating whether or not Kempisty agrees with this disclosure. A copy of Kempisty’s letter dated August 22,2008 is attached as Exhibit 16.1 to this Current Report on Form 8-K. [ (b) New Independent Registered Public A ccounting Firm | The Company has engaged Cherry, Bekaert & Holland, L.L.P. (“Cherry”) as its new independent registered accounting firm, effective August 21,2008, for the fiscal year ending February 28, 2009. | During the fiscal years ended February 28, 2007 and February 29, 2008, and through August 21, 2008, the Company did not consult with Cherry with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit j opinion that might be rendered on the Company’s consolidated financial statements or any other matters or reportable events pursuant to j Item 304(a)(l)(iv) or Item 304(a)(l)(v) of Regulation S-K. | Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers / nl guj Geller as the Chairman, President and Chief Executive Officer ofthe) (Company rMrT Geller also serves as the Company’s Chairman of the Board of Dire“ctors! “ Mr. Geller’s biographical information contained in Section 5.02 of the Company’s Current Report on Form 8-K dated August 8, 2008 is incorporated into this Item 5.02 by reference. The information contained in the section of the Company’s Proxy Statement dated June 24, 2008 under the heading “Certain Relationships and Related Transactions” and is incorporated into this Item 5.02 by reference.

Premier Exhibitions, Inc. 8-K Page 3 of 4Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year In addition, on August 21,2008, the Board of Directors amended and restated the Company’sBylaws to reinstitute the officer position of Chairman and to clarify the responsibilities of theChairman and the Chairman of the Board of Directors. As such, the Boa rd of Directors implementedthe following modifications to the Company’s Bylaws: (i) Article II, Section 3, was amended topermit the Chairman of the Board of Directors to call a special meeting of shareholders; (ii)Article II, Section 4 was amended to permit the Chairman of the Board of Directors to determinewhether business is properly brought before a meeting of shareholders; (iii) Article III, Section1, was amended to remove the requirement that the chairman of the board of directors not be anofficer of the Company and permit the Chairman of the Board of Directors to preside at all meetingsof the Board of Directors; and (iv) Article IV, Sections 1 through 4 were amended to provide thatthe Company may appoint as officers a Chairman of the Board of Directors and a Chairman and togenerally state the duties and responsibilities of such positions. The preceding description of the amendments to the Company’s Bylaws is qualified in itsentirety by referenc e to the full text of the Company’s Amended and Restated Bylaws, which areattached as Exhibit 3.2 to this Current Report on Form 8-K and are incorporated herein byreference.Item 9.01 Financial Statements and Exhibits (d) ExhibitsExhibit No. .. Description 3.2 Amended and Restated Bylaws of Premier Exhibitions, Inc. dated August 21,2008. 16.1 Letter of Kempisty & Company Certified Public Accountants, P.C. to the Securities and Exchange Commission, dated August 22, 2008.

Premier Exhibitions, Inc. 8-K Page 2 of 4 2.A(2)(b) UNITED STATES SECURITIES AND EXCHANGE COMMISSION            WASHINGTON, DC 20549 FORM 8-K            CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of Report (Date of earliest event           &n bsp;February 15,2008 reported): Premier Exhibitions, Inc. (Exact name of Registrant as Specified in Charter) Florida ............................ 000-24452 ............ 20-1424922 (State or Other Jurisdiction (Commission (IRS Employer            of Incorporation) File Number) Identification No.)3340 Peachtree Road, Suite 2250, Atlanta, Georgia ............................. 30326 (Address of Principal Executive Offices) (Zip Code)Registran t’s telephone number, including area (404) 842-2600code: N/A (Former name or former address, if changed since last report)Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy thefiling obligation of the Registrant under any of the following provisions: Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) Pre-commencement commu nications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))h

Premier Exhibitions, Inc. 8-K Page 3 of 4 Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers. f Effective Fel)mary T572MCstephen Couture resigned as the Vice President and Chief Financial Officer and as a Director of Premier ) (&chibiticraj resignation as an executive oTficefand a Director. Mr. Couture will provide the Company with ongoing assistance on a consulting basis in order to facilitate the smooth transition of his responsibilities. Item 8.01. Other Events. On February 14,2008, the Company received a subpoena from the New York State Department of Law. The subpoena requires, among other things, that the Company produce documentation related to the production and sourcing of human anatomy specimens that are or have been displayed at the Company’s New York City “Bodies...The Exhibition” exhibit. The Company intends to comply with its legal obligations with respect to this subpoena.

Premier Exhibitions, Inc. 8-K Page 2 of 5 2.A(2)(b) UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 8-K            CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934Date of Report (Date of earliest event reported): February 20.2008 Premier Exhibitions, Inc. (Exact name of registrant as specified in its charter) Florida 000-24452 ....... ......... 20-1424922 (State or other jurisdiction of(Commission (IRS Employer            incorporation)File Number) Identification No.) 3340 Peachtree Road, Suite 2250, Atlanta, Georgia ........................................... 30326 (Address of principal executive offices) (Zip Code)Registrant’s telephone number, including area code: (404) 842-2600 N/A (Former nme or former address, if changed since last report)Check the appropriat e box below if the Form 8-K filing is intended to simultaneously satisfy thefiling obligation of the Registrant under any of the following provisions: Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) Pre-commencement communications pursuant to Rule 13e-4(c) und er the Exchange Act (17 CFR 240.13e-4(c))

Premier Exhibitions, Inc. 8-K Page 3 of 5 Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers. s Effei Inc. (th7;;Gompan7y) appointed Harold “Bud” w- f (60. to be the Company’s Chief Financial OfficerfPnoTtojoining the Company anJsin ceOctober2007, Mr. Ingafis was a“PafSeTirEtre Atlanta, Georgia office of Genstar Capital Partnership, a private equity firm, where he was responsible for identifying investment opportunities. Prior to’joining Genstar, and between August 2006 and October 2007, Mr. Ingalls was the Vice President and Chief Financial Officer of CardioMEMS, Inc., which specializes in proprietary wireless sensing and communication technology for the human body. From October 2001 to July 2006, Mr. Ingalls was the Vice President, Finance and Chief Financial Officer of Serologicals Corporation, a developer of consumable biological products. On February 20, 2008, the Company and Mr. Ingalls also entered into a three year Employment Agreement. Such Employment Agreement, which was approved by the Company’s Compensation Committee, provides that Mr. Ingalls is entitled to an annual base salary of $285,000, subject to a minimum 4% annual increase. In addition, pursuant to the Employment Agreement Mr. Ingalls will receive a $25,000 signing bonus and shall be entitled to receive periodic bonuses, at the discretion of the Company’s Compensation Committee, of up to 40% of his base salary. Under the Employment Agreement, on February 20, 2008, the Compensation Committee awarded Mr. Ingalls: (i) a ten year option to purchase 45,000 shares of the Company’s Common Stock at an exercise price of $4.93 per share, that being the average of the high and low price of the Company’s Common Stock on the Nasdaq Global Market on February 20,2008; and (ii) 75,000 shares of restricted stock. One third of the stock options shall vest, subject to Mr. Ingalls’ continued employment with the Company, on each anniversary of the date of the Employment Agreement. One third of the shares of restricted stock shall vest, subject to Mr. Ingalls’ continued employment with the Company, on each anniversary of the date of the Employment Agreement. In the event that he is terminated without cause, as such term is defined in the Employment Agreement, Mr. Ingalls will be entitled to one year’s base salary as severance. Mr. Ingalls is also eligible to participate in the Company’s incentive compensation and benefit plans and arrangements for executive officers as may be in effect from time to time. Such plans and arrangements are more fully described in the sections of the Company’s 2007 proxy statement dated June 27, 2007 entitled “Compensation of Named Executive Officers and Directors - Long-Term Equity Incentive Compensation,” and “- Perquisites and Other Personal Benefits,” which descriptions are incorporated herein by reference. The Employment Agreement also contains covenants which prohibit Mr. Ingalls from: (i) competing with the Company during its term; (ii) interfering, inducing, influencing or conspiring with any of the Company’s employees or consultants to terminate their relationship with or compete against the Company; or (iii) disclosing or using any of the Company’s confidential information.

Premier Exhibitions, Inc. 8-K Page 4 of 5 There are no arrangements or understandings between the Company and Mr. Ingalls or any otherperson with respect to Mr. Ingalls’ appointment as Chief Financial Officer of the Company. Inaddition, since March 1, 2006, there have been no transactions, nor are there any currentlyproposed transactions, to which the Company or any of its subsidiaries was or is to be a party inwhich Mr. Ingalls, or any member of his immediate family, had, or will have, a direct or indirectmaterial interest The above summary of the terms of the Employment Agreement by and between the Company and Mr.Ingalls is qualified in its entirety by reference to the terms of such Agreement, which is attachedto this Current Report on Form 8-K as Exhibit 99.1, and is incorporated herein by reference.Item 9.01. Financial Statements and Exhibits. (d) Ex hibits.Exhibit No. .. Description99.1 Employment Agreement dated as of February 20, 2008 by and between Premier Exhibitions, Inc. and Harold W. Ingalls

Premier Exhibitions, Inc. 8-K Page 2 of 5 2.A(2)(b) UNITED STATES            SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 8-K            CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934Date of Report (Date of earliest event reported): November 27.2007 Premier Exhibitions, Inc. (Exact na me of registrant as specified in its charter) Florida 000-24452 .............. 20-1424922 (State or Other Jurisdiction of(Commission (IRS Employer            Incorporation)File Number) Identification No.) 3340 Peachtree Road, Suite 2250, Atlanta, Georgia ............................................. 30326 (Address of Principal Executive Offices) (Zip Code)Registrant’s telephone number, including area code: (404^ 842-2600 N/A (Former name or former address, if changed since last report)Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy thefiling obligation of the Registrant under any of the following provisions: Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b) ) Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Premier Exhibitions, Inc. 8-K PaSe 3 of 5 Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory j Arrangements of Certain Officers. ___«—™-___-™«™ ___™» / Effextiv Inc- (the“Company”)appointedKeUiLJtellar, age42,jsJbg) (Company’s Chief Accounting Officer>Ps Kellar has been employed by the Company MicFSepmfBsr mfrPnarl mig the Company iSan-om July 2006, Ms. Keilar was Director of External Reporting at Mohawk Industries, Inc. (NYSE: MHK). Prior to her tenure at Mohawk Industries and from September 2004, Ms. Kellar was Manager of SEC Reporting for Caraustar Industries, Inc. (NASDAQ: CSAR). Between September 2003 and 2004 she was Senior Manager of Financial Reporting & Joint Venture Accounting for Cingular Wireless. Ms. Kellar was a Senior Manager of Finance, Sales & Marketing for Noven Pharmaceuticals, Inc. (NASDAQ: NOVN) between June 2001 to September 2003 j and also has several years of public accounting experience with PricewaterhouseCoopers LLP, where she last served as an Audit Manager. On November 27, 2007, the Company and Ms. Kellar also entered into a three year Employment Agreement. Such Agreement, which was approved by the Company’s Compensation Committee, provides that Ms. Kellar will receive an annual base salary of $ 150,000, subject to a 4% minimum annual increase. Ms. Kellar received a bonus of $33,300 in connection with her execution of the Employment Agreement. Ms. Kellar may also be awarded, in the Company’s discretion, periodic performance bonuses of up to 30% of her base salary. Pursuant to the Employment Agreement, on November 27,2007 the Company’ s Compensation Committee awarded Ms. Kellar: (i) a ten year option to purchase 10,000 shares of the Company’s Common Stock at an exercise price of $9.93 per share, that being the closing price of the Company’s Common Stock on the Nasdaq Global Market on such date; and (ii) 20,000 shares of restricted stock. The stock option award and restricted stock grant each vest annually in increments of one-third, subject to Ms. Kellar’s continued employment with the Company through each applicable vesting date. The stock option was issued under the Amended and Restated Premier Exhibitions, Inc. 2004 Stock Option Plan and the shares of restricted stock were awarded under the Premier Exhibitions, Inc. 2007 Restricted Stock Plan. Such plans are more fully described under the sections of the Company’s 2007 proxy statement dated June 27, 2007 entitled “Long-Term Equity Incentive Compensation” and “Proposal Two: Approval of Adoption of the Premier Exhibitions, Inc. 2007 Restricted Stock Plan”, which descriptions are incorporated herein by reference. In the event that Ms Kellar is terminated without cause, as defined in the Employment Agreement, she will be entitled to one year’s base salary as severance. In addition, in such event, the above-described stock option award and restricted stock grant shall continue to accrue and vest in accordance with their vesting schedules. The Employment Agreement also contains covenants which prohibit Ms. Kellar from competing with the Company; interfering, inducing, influencing or conspiring with any of the Company’s employees or consultants to terminate their relationship with or compete against the Company; or disclosing or using any of the Company’s confidential information. In addition, the Employment Agreement contains other terms and provisions customary to such agreements. There are no arrangements or understandings between Ms. Kellar and any other persons with respect to her appointment as the Company’s Chief Accounting Officer. In addition, there has been no transaction, nor is there any currently proposed transacti on, to which the Company

Premier Exhibitions, Inc. 8-K Page 4 of 5or any of its subsidiaries was or is to be a party in which Ms. Kellar or any member of herimmediate family, had, or will have, a direct or indirect material interest.Item 9.01. Financial Statements and Exhibits. (d) Exhibits. Exhibit No. Description 99.1 Employment Agreement dated as of November 27,2007 by and between Premier Exhibitions, Inc. and &n bsp; Kelli L. Kellar.

Form 10-Q Page 1 of 26 10-Q 1 dlOq.htm FORM 10-Q 2- Table of Contents UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, B.C. 20549 FORM 10-Q (Mark One) El QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the quarterly period ended August 31,2008 or D &nb sp; TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from toCommission file number: 000-24452PREMIER EXHIBITIONS, INC.(Exact name of registrant as specified in its charter) Florida 20-1424922(State or other jurisdiction of (I.R.S. Employerincorporation or organization) Identification No.) 3340 Peachtree Road, NE, Suite 2250, Atlanta, GA 30326 (Address of principal executive offices) (Zip Code) (404) 842-2600 (Registrant’s telephone number, including area code) Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days. Yes E3 No D ; Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting Company. See definition of “accelerated filer,” “large accelerated filer” and “smaller reporting Company” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer D Accelerated filer El ; Non-accelerated filer D Smaller reporting Company D (Do not check if a smaller reporting company) Indicate by check mark whether the registrant is a shell company (as defined in Rule12b-2 of the Exchange r^-ct). Yes D No H

FormlO-Q Page 24 of 26 Table of Contents There have been no changes in our internal control over financial reporting during the period covered by this Quarterly Report on Form 10-Q that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. PART II—OTHER INFORMATION ITEM1. LEGAL PROCEEDINGS. On September 15,2008, R.M. S. Titanic, Inc., a wholly-owned subsidiary of the Company (“RMST”), submitted to the United States District Court for the Eastern District of Virginia, Norfolk Division (the “Court”) in the case entitled R.M.S. Titanic. Inc. v. The Wrecked and Abandoned Vessel, et al. in rem. revised covenants and restrictions in connection with its request for an in specie (in kind) award. The Court has not determined whether an in specie award to RMST is appropriate. Except as disclosed above and in o ur Quarterly Report on Form 10-Q for the quarter ended May 31,2008, there have been no other material changes in the legal proceedings discussed in our Annual Report on Form 10-K for the year ended February 29, 2008. ITEM 1 A. RISK FACTORS We have updated and amended the risk factors that were included in our Annual Report on Form 10-K for the fiscal year ended February 29, 2008 to include the two risk factors described be low. Each of the risk factors set forth below could materially adversely affect our business, operating results, financial condition and the value of an investment in our common stock. Additional risks and uncertainties not presently known to us, or those we currently deem immaterial, may also materially harm our business, operating results and financial condition. Disruptions in the financial markets may adversely impact consumer spending patterns. Our results of operations are sensitive to changes in gene ral economic conditions that impact consumer spending, including discretionary spending for our exhibitions. The economic turmoil that has arisen in the credit markets and in the housing markets during and following the quarter ended August 31,2008 has had an adverse effect on the U.S. and world economy, which may suppress discretionary spending and other consumer purchasing habits and, as a result, adversely affect our results of operations. Our success depends on the continued services of our senior executive officers and key employees and the loss of their servicesjxmld seriously harm our ability to fujfilljour business objectives. During the guarter ended August_31,2008, Bruce Eskowitz, our formerSJnaans7our formeFVicePresjde^of^^nfiSS^SXdgJirngflLand>5fl3tggy and Brian Wainger, our former General Counsel j We believe that our future success depends to a significant degree on the skills and efforts of Arnie Geller, our Presid ent, Chief Executive Officer and Chairman; Harold W. Ingalls, our Vice President and Chief Financial Officer; and Tom Zaller, our Vice President of Exhibitions. If we lose the services of any of these individuals, our business and operating results could be materially adversely affected. ITEM 6. EXHIBITS. See Index to Exhibits on page 23 of this Quarterly Report on Form 10-Q. 21

Premier Exhibitions, Inc. 8-K Page 1 of 4 2.A(2)(d) 8-K 1 133008ae8vk.htm PREMIER EXHIBITIONS, INC. 8-K            UNITED STATES            SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 8-K            CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCH ANGE ACT OF 1934 Date of Report (Date of earliest event reported): August 18. 2008 Premier Exhibitions, Inc. (Exact name of Registrant as Specified in Charter) Florida ........................ 000-24452 .. 20-1424922 (State or Other Jurisdiction of (Commission (IRS Employer            Incorporation) File Number) Identification No.)3340 Peachtree Road, Suite 2250, Atlanta, Georgia .. 30326 (Address of Principal Executive Offices) (Zip Code ) Registrant’s telephone number, including area code: (404) 842-2600 N/A (Former name or former address, if changed since last report)Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy thefiling obligation of the Registrant under any of the following provisions: Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) Pre-commen cement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Premier Exhibitions, Inc. 8-K Page 2 of 4 Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers. Harold W. Ingalls Appointed as a Director. On August 21,2008, Mr. Ingalls, age 61, was appointed to the Board of Directors of Premier Exhibitions, Inc. (the “Company”). Mr. Ingalls’ appointment as a Director filled an existing vacancy on the Company’s Board of Directors. Mr. Ingalls also presently serves as the Company’s Chief Financial Officer, and as such is not “independent” pursuant to the listing standards of The Nasdaq Stock Market. Prior to joining the Company in February of this year, and since October 2007, Mr. Ingalls was a partner at the Atlanta, Georgia office of Genstar Capital Partnership, a private equity firm, wh ere he was responsible for identifying investment opportunities. Prior to joining Genstar, and between August 2006 and October 2007, Mr. Ingalls was the vice president and chief financial officer of CardioMEMS, Inc., which specializes in proprietary wireless sensing and communication technology for the human body. From October 2001 to July 2006, Mr. Ingalls was the vice president of finance and chief financial officer of Serologicals Corporation, a developer of consumable biolo gical products. Mr. Ingalls will not receive any additional compensation for his services as a director and the Compensation Committee of the Board of Directors did not make any equity compensation awards in connection with the appointment of Mr. Ingalls to the Company’s Board of Directors. There are no arrangements or understandings between Mr. Ingalls and any other persons with respect to his appointment as a direct or of the Company. Except for Mr. Ingalls’ Employment Agreement with the Company pursuant to which he serves as the Company’s Chief Financial Officer, there have been no transactions, nor are there any currently proposed transactions, to which the Company or any of its subsidiaries was or is to be a party in which Mr. Ingalls, or any member of ; his immediate family, had, or will have, a direct or indirect material interest. A description of the material terms of Mr. Ingalls’ Employment Agreement with the Company is set forth in the Company’s Current Report on Form 8-K dated February 20,2008, which description is incorporat ed herein by reference ___/^ Resignation of Brian Wainser. On August 19, 2008, Brian Wainger resigned as the VicePresident and Chief C. Counsel of the Companvnirconnection with his resignation. Mr. Wainger andthe Company entered into a seven month Consulting Agreement as well as a Separation Agreement.During the term of the Consulting Agreement, Mr. Wainger will continue to advise and provideservices to the Company in exchange for monthly payments, each in an amount equal to his m onthlybase salary in effect on the date of his resignation. The Separation Agreement provides that Mr.Wainger will receive twelve monthly payments, each in an amount equal to his monthly base salary ineffect on the date of his resignation, commencing upon the expiration of the Consulting Agreement.Such agreements also contain other terms and provisions customary to such agreements, includingprovisions regarding confidential information, non-solicitation and non-disparagemen t. Director Resignations. Also on August 18,2008, James S. Yaffe and Jonathan F. Miller tendered their resignations as Directors of the Company. Messrs. Yaffe and Miller joined the Board of Directors on September 1, 2007 and were members of the Board’s Executive Committee. The Company believes the Director resignations referred to above are the result of recent changes hi the composition of the Board of Directors and management.

Premier Exhibitions, Inc. 8-K Page 3 of 4 Resignation of Bruce Eskowitz. On August 19, 2008, Bruce Eskowitz resigned as the Presidentand Chief Executive Officer and as a Director of the Company. In connection with his resignation,Mr. Eskowitz and the Company entered into a Separation Agreement which provides that he willforfeit all restricted stock awards and stock options previously granted to him by the Company andthat he will receive monthly paymen ts in the amount of $90,001.66 for a period of twelve months.Such Separation Agreement contains other terms and provisions customary to similar agreements,including provisions regarding confidential information, non-solicitation and non-disparagement.Item 9.01 Financial Statements and Exhibits (d) ExhibitsExhibit No. Description 99.1 Press Release dated August 22,2008 of Premier Exhibitions, Inc.

Form 10-Q Page 1 of 26 2.A(2)(d) 10-Q 1 dlOq.htmFORM 10-Q Table of Contents UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, B.C. 20549 FORM 10-Q (Mark One) m QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the quarterly period ended August 31,2008 or D TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from toCommission file number: 000-24452PREMIER EXHIBITIONS, INC.(Exact name of registrant as specified in its charter) Florida 20-1424922(State or other jurisdiction of (I.R.S. Employerincorporation or organization) Identification No.) 3340 Peachtree Road, NE, Suite 2250, Atlanta, GA 30326 (Address of principal executive offices) (Zip Code) (404) 842-2600 (Registrant’s telephone number, including area code) Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing require ments for at least the past 90 days. Yes E No D Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting Company. See definition of “accelerated filer,” “large accelerated filer” and “smaller reporting Company” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer D &nbs p; Accelerated filer CEO Non-accelerated filer D Smaller reporting Company D (Do not check if a smaller reporting company) Indicate by check mark whether the registrant is a shell company (as defined in Rule12b-2 of the Exchange Act).. Yes No

Form 10-Q Page 24 of 26 Table of Contents There have been no changes in our internal control over financial reporting during the period covered by this Quarterly Report on Form 10-Q that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. PART II—OTHER INFORMATION ITEM 1. LEGAL PROCEEDINGS. On September 15,2008, R.M.S. Titanic, Inc., a wholly-owned subsidiary of the Company (“RMST”), submitted to the United States District Court for the Eastern District of Virginia, Norfolk Division (the “Court”) in the case entitled R.M.S. Titanic. Inc. v. The Wrecked and Abandoned Vessel, et al.. in rem. revised covenants and restrictions in connection with its request for an in specie (in kind) award. The Court has not determined whether an in specie award to RMST is appr opriate. Except as disclosed above and in our Quarterly Report on Form 10-Q for the quarter ended May 31, 2008, there have been no other material changes in the legal proceedings discussed in our Annual Report on Form 10-K for the year ended February 29,2008. ITEM 1 A. RISK FACTORS We hav e updated and amended the risk factors that were included in our Annual Report on Form 10-K for the fiscal year ended February 29,2008 to include the two risk factors described below. Each of the risk factors set forth below could materially adversely affect our business, operating results, financial condition and the value of an investment in our common sto ck. Additional risks and uncertainties not presently known to us, or those we currently deem immaterial, may also materially harm our business, operating results and financial condition. Disruptions in the financial markets may adversely impact consumer spending patterns. Our results of operations are sensitive to changes in general economic conditions that impact con sumer spending, including discretionary spending for our exhibitions. The economic turmoil that has arisen in the credit markets and in the housing markets during and following the quarter ended August 31, 2008 has had an adverse effect on the U.S. and world economy, which may suppress discretionary spending and other consumer purchasing habits and, as a result, adversely affect our results of operations. depends on the continued services of our senior executive officers and key employees and the loss of \ fneir services could seriously harm our ability to ful fill our business objectives. j During the quarter ended August 31,2008, Bruce Eskowitz, our former President and Chief Executive Officer, Bob / Sirmarfs, our formeFVice T’residenToTBiismess Development and Strategy and Brian Wainger, ourformer General Counsel • a We believe that our future success depends to a significant degree on tnTsTdIITalTd~elHoT£s“of “Arnie^Selier, our President, Chief Executive Officer and Chairman; Harold W. Ingalls, our Vice President and Chief Financial Officer; and Tom Zaller, our Vice ; President of Exhibitions. If we lose the services of any of these individuals, our business and operating results could be materially adversely affected. ITEM 6. EXHIBITS. See Index to Exhibits on page 23 of this Quarterly Report on Form 10-Q.

Premier Exhibitions, Inc. 8-K Page 1 of 42.A(2)(d)8-K 1 133008ae8vk.htm PREMIER EXHIBITIONS, INC. 8-K            UNITED STATES            SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 8-K            CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHAN GE ACT OF 1934 Date of Report (Date of earliest event reported): August 18. 2008 Premier Exhibitions, Inc. (Exact name of Registrant as Specified in Charter) Florida ........................ 000-24452 .. 20-1424922 (State or Other Jurisdiction of (Commission (IRS Employer            Incorporation) File Number) Identification No.)3340 Peachtree Road, Suite 2250, Atlanta, Georgia .. 30326 (Address of Principal Executive Offices) (Zip Code) Registrant’s telephone number, including area code: (404) 842-2600 N/A (Former name or former address, if changed since last report)Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy thefiling obligation of the Registrant under any of the following provisions: Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) Pre-commence ment communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR240.13e-4(c))

Premier Exhibitions, Inc. 8-K Page 2 of 4 Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers. Harold W. Ingalls Appointed as a Director. On August 21, 2008, Mr. Ingalls, age 61, was appointed to the Board of Directors of Premier Exhibitions, Inc. (the “Company”). Mr. Ingalls’ appointment as a Director filled an existing vacancy on the Company’s Board of Directors. Mr. Ingalls also presently serves as the Company 6;s Chief Financial Officer, and as such is not “independent” pursuant to the listing standards of The Nasdaq Stock Market. Prior to joining the Company in February of this year, and since October 2007, Mr. Ingalls was a partner at the Atlanta, Georgia office of Genstar Capital Partnership, a private equity firm, where he was responsible for identifying investment opportunities. Prior to joining Genstar, and between August 2006 and October 2007, Mr. Ingalls was the vice pr esident and chief financial officer of CardioMEMS, Inc., which specializes in proprietary wireless sensing and communication technology for the human body. From October 2001 to July 2006, Mr. Ingalls was the vice president of finance and chief financial officer of Serologicals Corporation, a developer of consumable biological products. Mr. Ingalls will not receive any additional compensation for his services as a director and the Compensation Committee of the Board of Directors did not m ake any equity compensation awards in connection with the appointment of Mr. Ingalls to the Company’s Board of Directors. There are no arrangements or understandings between Mr. Ingalls and any other persons with respect to his appointment as a director of the Company. Except for Mr. Ingalls’ Employment Agreement with the Company pursuant to which he serves as the Company’s Chief Financial Officer, there have been no transactions, nor are there any currently proposed transactio ns, to which the Company or any of its subsidiaries was or is to be a party in which Mr. Ingalls, or any member of his immediate family, had, or will have, a direct or indirect material interest. A description of the material terms of Mr. Ingalls’ Employment Agreement with the Company is set forth in the Company’s Current Report on Form 8-K dated February 20, 2008, which description is incorporated herein by reference Resignation of Brian Wainger. On August 19, 2008, Brian Wainger resigned as the Vice President and Chief Legal Counsel of the Company. In connection with his resignation, Mr. Wainger and the Company entered into a seven month Consulting Agreement as well as a Separation Agreement. During the term of the Consulting Agreement, Mr. Wainger will continue to advise and provide services to the Company in exchange for monthly payments, each in an amount equal to his monthly base salary in effect on the date of his resignation. The Separat ion Agreement provides that Mr. Wainger will receive twelve monthly payments, each in an amount equal to his monthly base salary in effect on the date of his resignation, commencing upon the expiration of the Consulting Agreement. Such agreements also contain other terms and provisions customary to such agreements, including provisions regarding confidential info rmation, non-solicitation and non-disparagement. ___———-————-•———————————•——___Director Resignations. Also on August 18,2008, James S. Yaffe and Jonathan F. Miller tenderedtheir resignations as” Directors of the Company. Messrs. Yaffe and Miller jgjnedthe BoanLofDirectors on SeptemberJ.JZOO? and were members oftheBoar dJsExecutive Committeejrhe~Company believes the Director resignations referred to~above are the resulfoTrecent changes m the composition ofthe Board of Directors and management.

Premier Exhibitions, Inc. 8-K Page 3 of 4 Resignation of Bruce Eskawitz. On August 19, 2008, Bruce Eskowitz resigned as the Presidentand Chief Executive Officer and as a Director of the Company. In connection with his resignation,Mr. Eskowitz and the Company entered into a Separation Agreement which provides that he willforfeit all restricted stock awards and stock options previously granted to him by the Company andthat he will receive monthly paymen ts in the amount of $90,001.66 for a period of twelve months.Such Separation Agreement contains other terms and provisions customary to similar agreements,including provisions regarding confidential information, non-solicitation and non-disparagement.Item 9.01 Financial Statements and Exhibits (d) ExhibitsExhibit No. Description 99.1 Press Release dated August 22, 2008 of Premier Exhibitions, Inc.

Premier Exhibitions, Inc. 8-K Page 2 of 52.A(2)(d) UNITED STATES            SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 8-K            CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of Report (Date of earliest event           &nb sp;September 1,2007 reported): Premier Exhibitions, Inc. (Exact name of registrant as specified in its charter) Florida 000-24452 20-1424922 (State or other jurisdiction (Commission File Number) (IRS Employer Identification No.) of incorporation)3340 Peachtree Road, Suite 2250, Atlanta, Georgia ............................. 30326 (Address of principal executive offices) (Zip Code)Registrant’s telephone number, including area (404) 842-2600code: N/A (Former name or former address, if chan ged since last report)Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy thefiling obligation of the Registrant under any of the following provisions: Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) Pre-commencement communi cations pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Premier Exhibitions, Inc. 8-K Page 3 of 5 Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment            of Certain Officers; Compensatory Arrangements of Certain Of            Jonathan F. Miller Appointed as a Director. Effective September 1, 2007, the Board of Directors of Premier ExruBi! Inc. (the “Company”) appointed Jonathan F. Miller as a Director to Securities and Exchange Commission on September 4, 2007, and as its Vice Chairman. Mr. Miller most recently, and from August 2002 until November 2006, served as the Chairman of the Board and Chief Executive Officer of America Online, Inc. and AOL LLC. Previously, and from 1997 to June 2002, Mr. Miller was employed by USA Information and Services, now lAC/InterActiveCorp and Expedia, Inc., most recently as i ts Chief Executive Officer and President. Prior to his tenure at USA Information and Services and from 1993 to 1997, Mr. Miller was Managing Director of Nickelodeon International, a unit of Viacom Inc.’s MTV Networks. From 1987 to 1997, he was Vice-President, Programming and Co-General Manager of NBA Entertainment. Mr. Miller is on the Board of Directors of the American Film Institute and Idearc Inc. (NYSE: IAR), and is also a member of the Emerson College Board of Trustees and a trustee of W NYC Public Radio in New York City. He graduated from Harvard College. Upon his appointment to the Company’s Board of Directors, the Compensation Committee awarded Mr. Miller: (i) a ten year option to purchase 200,000 shares of the Company’s Common Stock at an exercise price of $15.82 per share, that being the closing price of the Company’s Common Stock on the Nasdaq Global Market on August 31, 2007; and (ii) 25,000 shares of stock. The stock options shall vest over five ye ars, subject to Mr. Miller’s re-election as a Director by the Company’s shareholders at each annual meeting of shareholders, at the rate of 40,000 shares on each anniversary date of his appointment as a Director. James Yaffe Appointed as a Director. Effective September 1,2007, the Board of Directors appomtedjamgs1 Director to filLone-o£the,var,anr.ip;s_resylting from theexpansion of the Company’s Board of Directors/TsTricirStJffH
Mr. Yaffe has been employed by The Ende avor

2008 Proxy Statement Page 1 of 2 UNITED STATES            SECURITIES AND EXCHANGE COMMISSION 2.B(1) & (2) Washington, D.C. 20549 SCHEDULE 14A            Proxy Statement Pursuant to Section 14(a) of the            Securities Exchange Act of 1934 (Amendment No.)Filed by the Re gistrant El            Filed by a Party other than the Registrant DCheck the appropriate box: Preliminary Proxy Statement            Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))l            Definitive Proxy Statement            Defi nitive Additional Materials            Soliciting Material Pursuant to §240.14a-12 PREMIER EXHIBITIONS, INC (Name of Registrant as Specified In Its            Charter) (Name of Person(s) Filing            Proxy Statement, if other than the            Registrant)Payme nt of Filing Fee (Check the appropriate box):El            No fee required.D            Fee computed on table below per Exchange Act Rules 14a-6(i)(l) and 0-11. (1) Title of each class of securities to which the transaction applies: (2) Aggregate number of securities to which the transaction applies: (3) Per unit price or other underlying value of the transaction comput ed pursuant to            Exchange Act Rule 0-11 (set forth the amount on            which the filing fee is calculated and state how it was determined): (4) Proposed maximum aggregate value of the transaction:
r^| Total fee paid:

2008 Proxy Statement Page 1 of 1 2008 Summary Compensation Table The table below presents information regarding the compensation of our chairman, president and chief executive officer (our principal executive officer), our former president and chief executive officer, our chief financial officer (our principal financial officer), our former vice president and chief financial officer and our next three most highly compensated executive officers for services rendered to us in all capacities for the fiscal year ended February 29, 2008.stock uption ah utnerSalary Bonus Awards Compensation &nb sp; Total Awards Name and Principal Position Arnie Geller 1 Chairman, President and Chief Executive — 148,873 — Officer Year 615,849 300,000(2) 25,000(4) 83,611 ($) / (S) 2008 135,895(3) 97,765 1,260,617 2008 404,735 10,962 586,111 35,962 Harold W. Ingalls Vice Presi dent and Chief Financial Officer Kelli L. Kellar 2008 70,288 38,300(5) 29,476 8,277 4,907(6) 151,248 Chief Accounting Officer Thomas Zaller 2008 262,149 175,000(7) — 218,364 12,527(8) 668,040 Vice President of Exhibitions 2001 210,000 — — 232,282 17,744 460,026 Bruce Eskowitz 2008 312,500 951,923(9) 988,750(10) 658,750(11) 99,333(12) 3,011,256 Former President and Chief Executive Officer Brian Wainger 2008 190,654 93,500(1 3) — 269,967 1,250(14) 555,371 Former Vice President and 20007 173,250 — — 283,885 2,996 460,131 Chief Legal Counsel Stephen Couture 2008 238,431 53,000(15) — 320,135(16) 41,969(17) 653,535 Former Vice President and 2001 211,979 — 98,750 341,013 49,786 701,528 Chief Financial Officer (1) The dollar values of restricted stock awards and stock option awards presented in these columns are equal to the correspon ding compensation cost determined in accordance with SFAS No. 123R, except no estimates for forfeitures have been assumed. SFAS No. 123R requires that the fair value of all share based payments to employees, including awards of employee stock options, be measured on their grant date and either recognized as expense in the income statement over the requisite service period or, if appropriate, capitalized and amortized. A discussion of the assumptions used in calculating &n bsp; the compensation cost is set forth in Note 6 (Stock Options) to the Consolidated Financial Statements in our annual report on Form 10-K for the fiscal year ended February 28, 2007,

CapitlQCapital IQ Person Screening Report Total Annual . Market Salary ($) /Compensation ($) Capitalization [Latest Annual] 1 [Latest Annual] Company Type [ ($mm) [Latest] Person Name &nbs p; Company Name Ticker Professional Title Watkins, Steven (Board)\ InfuSystem Holdings, Inc. OTCBB:INHI Chief Executive Officer and Director 54,000 54,000 Public Company 34.4 (OTCBB:INHI) McCah ill, Francis X. Homeowners Choice, NasdaqGSiHCII Chief Executive Officer, President, Director, President 133,333 133,333 Public Company 34.4 Inc. (Board) of Homeowners Choice Property & Casualty Insurance Company Inc, President (NasdaqGSiHCII) of Homeowners Choice Managers Inc and President of Southern Administration Inc & nbsp; Birnie, Douglas D.G. Ireland, Inc. OTCBBMRLD Chief Executive Officer, President, Secretary and Director 81,000 81,000 Public Company 34.0 (OTCBB:IRLD) (Board) McGuire, Dennis Ecosphere OTCBB:ESPH Co- Founder, President, Chief Technology Officer and 112,500 112,500 Public Company 32.7 Technologies, Inc. (OTCBB:ESPH) President of Ecosphere Energy Services Inc Forster, Michael (Board) Power-Save Energy OTCBB:PWSV Chairman of the Board, Chief Executive Officer, President, 60,000 60,000 Public Compa ny 32.4 Company (OTCBBPWSV) Chief Financial Officer and Principal Accounting Officer Correll, Jesse T. (Board) UTG Inc. (OTCBB:UTGN) OTCBB:UTGN Chairman and Chief Executive Officer 111,057 136,057 Public Company 31.8 Rao, Govi (Board) Lighting Science OTCBB:LSCG &n bsp; Chairman of the Board, Chief Executive Officer and Member 109,193 109,193 Public Company 31.8 Group Corporation (OTCBBrLSCG) of Executive Committee Ashby, Edward C. (Board) Surrey Bancorp OTCBB:SRYB Chief Executive Officer, President, Director, Member of 149, 698 187,085 Public Company 31.8 141,563 (OTCBB:SRYB) Executive Committee, Chief Executive Officer of Surrey Bank & Trust, 141,563 Public Company Martell, John (Board) (jMISCOR GroupLtd President of Surrey Bank & Trust and Director of Surrey Bank & Trust OTCBB:MIGL /Founder, Chairman of the Board, Chief Executive Officer, President, Chief Executive Officer of Magnetech Industrial Services Inc, President of HK Engine Compone nts LLC and Presiden

/Market Salary ($) Total Annual Compensation Capitalization Company Name Exchange: Ticker Professional Title & #091;Latest Annual] ($) [Latest Annual] Company Type ($mm) [Latest] ) Person Name ; Oksas, Stephen M. Mutual Federal Bancorp Inc OTCBB:MFDB Executive Chairman, Chief Executive Officer, 132,535 148,135 Public Company 31.2 (Board) (OTCBBiMFDB) President, Chairman of Nominating &nbs p;Committee, Member of Strategic Planning Committee, Chairman of the Mutual Federal Savings & Loan Association of Chicago, Chief Executive Officer of the Mutual Federal Savings & Loan Association of Chicago and &n bsp; President of the Mutual Federal Savings & Loan Association of Chicago Lantronix Inc. Chase, Jerry D. (Board) /NacHanPIWI-l TRY NasdaqCM:LTRX fchief Executive Officer, President and Director, 116,308 181,308 Public Company 30.2 Bra un, Michael H. (Board/ “fist Century Holding Co. NasdaqGM:TCH , 1 46,697 ) 146,697 Public Company 29.3 /Chief Executive Officer, Chief Operating C 1 (NasdaqGM:TCHC) / Officer, Executive Director and President of (Federated National Insurance Company Fan, Quo (Board) Pay88, Inc. (OTCBB:PAYI) OTCBB:PAYI Chairman, Chief Executive Officer, President, 100,000 100,000 Public Company 29.0 Prinicipal Financial Officer and Principal &nb sp; Accounting Officer Tomer, J. Scott (Board) YTB International Inc. OTCBB:YTBL.A Chief Executive Officer and Director 134,833 236,891 Public Company 28.5 (OTCBB:YTBL.A) Kunz, Daniel (Board) US Geothermal Inc. AMEX:HTM Co-Founder, Chief Ex ecutive Officer,

Total Annual Compensation /MarkeT\ Salary ($] [Latest ($) [Latest Annual] /Capitalization \ Person Name Exchange: Annual] Company Type JJrnm) [Latest] /Company Name Ticker /Professional TitleMosler, Warren B. Donsulie r NasdaqCM:CSLR)6hairman of the Board of Directors, 75,000 10,725 TSIooo Public Company 26.5(Board) Engineering7lncN Chief /Executive Officer, President and 1 0,725 Public 26.4Vuono, Ray (Board) (NasdaqCMiCSLR) Member of (Executive Committee &nbs p; Company MedLink International, Inc. (OTCBB:MLKN.A) OTCBB:MLKN.A Chairman, Chief Executive Officer and PresidentLober, Ralph J. (Board) Consumers Bancorp Inc. OTCBB:CBKM Chief Executive Officer, President, 139,542 146,457 Public Company 25.9Mondor, Dan (Board) (OTCBB:CBKM) Chief Operat ing Officer, Director, Member of Asset 103,885 ) Ml (25.8 & Liability Committee, Member of Loan Committee, 132,000 9.208J Public Company 25.8 President of Consumers National Bank and Chief 134,700 Public Operating Officer of Consumers National Bank Company )NasdaqGM:CCU/Chief Executive Officer, President, DirectorX & nbsp; and Member of Executive Committee Concurrent Computer Corp. (NasdaqGM:CCUR)Beard, William M. (Board) Beard Co. (OTCBB:BRCO) OTCBB:BRCO Chairman, Chief Executive Officer, Chairman of Beard Oil and Chief Exe cutive Officer of Beard OilBarry, John J. (Board) Bonds.com Group, Inc. OTCBB:BDCG Chairman, Chief Executive Officer, 17,054 17,054 Public Company 25.7 (OTCBB:BDCG) President, Member of Nominating Committee, Chief Executive Officer of Bonds Com Holdings Inc, President of Bonds Com Holdings Inc and Director of Bonds Com Holdings IncBaker, Dan R. (Board) America West Resources, OTCBB:AWSR Chief Executive Officer and Director 144,750 144,750 Public Company 25.3 Inc. (OTCBB:AWSR)Walker, Alexander H. America West Resources, OTCBB:AWSR Chairman of the Board, President, 55,000 55,000 Public Company 25.3(Board) Inc (OTCBB:AWSR) Active Senior Advisor to the Management Team and

Total Annual Market Exchange: Salary ($) Compensation ($) CapitalizationPerson Name Company Name Ticker Profes sional Title [Latest Annual] [Latest Annual] Company Type ($mm) [Latest]Historical Equity FT .comPricing Datasupplied byFTSE™ is a trade FT .commark of the LondonStock Exchange andThe Financial Timesand used by FTSEInternationalLimited underlicense.Capital IQis licensed by FTSEInternationalLimited to publishthe FTSE.Copyright(2008) D un& Bradstreet, Inc.

Capital 10 Confidential LIFE SCIENCES RESEARCH iNC.ARCA:LSR)Life Sciences Research, Inc. operates as a contract research organization worldwide. ItCompany Status: Operatingoffers pre-clinical and non-clinical testing services for biological safety evaluation researchCompany Type: Public Companyto the pharmaceutical, biotechnology, agrochemical, and industrial chemical companies.Web Site: wvw.huntingdon.comThe company serves regulatory and commercial requirement s to perform safetyOwnership: Publicevaluations on new pharmaceutical compounds and chemical compounds contained withinTicker Symbol: LSRthe products that humans use, eat, and are otherwise exposed to. In addition, LifeExchange: ARCASciences Research tests the effect of compounds on the environment and performs workEmployees: 1,634on assessing the safety and efficacy of veterinary products. The company was founded inFounded: 19511951 and is headquartered in East Millstone, New Jersey.Primary Industry: Life Sciences Tools and ServicesI Financial Summary LTM For the Fiscal Period Ending Dec-31-2005A Dec-31-2006A Dec-31-2007A Seo-30-2008A Dec-31-2008E Dec-31-2009E Total Revenue $ 172.0 $ 192.2 $ 235.8 $ 254.6 $ 256.5 $ 274.5 Growth Over Prior Year 9.2% 11.7% 23.2% 12.7% NA 7.0% Gross Profit 47.2 49.5 71.0 80.5 Margin % 27.4% 25.8% 30.0% 31.6% EBITDA 30.6 21.9 41.4 48.7 NA NA Margin % 17.8% 11.4% 17.5% 19.1% NA NA EBIT 21.0 12.4 31.9 38.8 NA NA Margin % 12.2% 6.5% 13.5% 15.2% NA NA Earnings from Cont. Ops. 1.5 (1 4.9) (14.0) (12.7) Margin % 0.9% (7.7%) (5.9%) (5.0%) Net Income 1.5 (14.9) (14.0) (12.7) Margin % 0.9% (7.7%) (5.9%) (5.0%) Diluted EPS Excl. Extra Items1 0.103 (1.176) (1.100) (1.006) 1.507 2.118 Growth Over Prior Year (92.1%) NM NM NM NA 40.5% Financial information is listed in millions of the reported currency, except per share items, margins and ratios.In CurrencyShare Price as of Nov-24-2008 x Shares Out. USD$9.58 12.7121.9= Market Capitalization — Cash & Short Term Investments + Total Debt + Pref. Equity + Total Minority Interest Enterprise Value (TEV) 30.2 75.4167.2

Capital 10 ConfidentialLife Sciences Research Inc. (ARCA:LSR)Executive Compensation Name Salary Bonus TCC OAC TAC L-TIP All Others Total Compensatio n Baker, Andrew H. 660,363 660,363 1,320,726 NA 1,660,187 NA 339,461 1,660,187 Chairman of the Board and Chief Executive Officer 660,363 1,320,726 NA 1,633,380 NA 312,654 1,633,380 Cass, Brian 660,363 President, Managing Director and Director Griffiths, Julian T. 330,182 165,091 495,273 NA 591,729 NA 96,456 591,729 Vice President of Operations Bibi, Mark L. 300,000 150,000 450,000 NA 485,975 NA 35,975 485,975 Secretary and General Counsel Michaelson, Richard 300,000 150,000 450,000 NA 514,612 NA 64,612 514,612 Chief Financial Officer and Principal Accounting Officer TCC = Total Cash Compensation OAC = Other Annual Compensation TAG = Total Annual Compensation L-T IP = Long-Term Incentive PlansOptions (Fiscal Year: 2007) Exercised Options Exercisabl e Options Unexercisable Options Total Options Amount Value Amount Value Amount Value Amount Value Baker, Andrew H. (Chairman of the Board and Chief Executive Officer) NA NA 255,500 NA 100,000 NA 355,500 NA Cass, Brian (President, Managing Director and Director) NA NA 255,500 NA 100,000 NA 355,500 NA Bibi, Mark L. (Secretary and General Counsel) NA NA 70,455 NA 100,000 NA 170,455 NA Griffiths, Julian T. (Vice President of Operations) NA NA 87,750 NA 50,000 NA 137,750 NA Michaelson, Richard (Chief Financial O fficer and Principal Accounting Officer) NA NA 120,303 NA NA NA 120,303 NA Company CoverageThis company is not on any Coverage List.RatiosRatiosFor the Fiscal Period Ending 12 months 12 months Dec-31-2003 Dec-31-2004 D LTM 12 months 12 months 12 months 12 months ec-31-2005 Dec-31-2006 Dec-31-2007 Sep-30-2008 Return on Assets % 2.8% 5.6% 6.8% 3.7% 9.2% 11,2% Return on Capital % 5.4% 11.8% 17.3% 10.5% 30.3% 34.1% Retum on Equity % NM NM NM NM NM NM Gross Margin% 20.9% 25.7% 27.4% 25.8% 30.0% 31.6% S jargin % 15.8% 15.7% 15.2% 15.3% 16.5% 16.4% EBTim Maigin % 11.9% 16.1% 17.8% 11.4% 17.5% 19.1%

Definitive Proxy StatementPage 1 of 34DBF 14A 1 ddefl4a.htm DEFINITIVE PROXY STATEMENTTable .of ContentsUNITED STATES SECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549SCHEDULE 14AProxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934Filed by the Registrant IS]Filed by a Party other than the Registrant DCheck the appropriate box:D Preliminary Proxy Statement Confidential, For Use of the Commission Only (as permitted by Rule& nbsp;14a-6(e)(2))ED Definitive Proxy Statement Definitive Additional Materials Soliciting Material Pursuant to §240.14a-12Infusystem Holdings, Inc(Name of Registrant as Specified In(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)Payment of Filing Fee (Check the appropriate box): No fee required. Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.(1)Title of each class of securities to which transaction applies:(2)Aggregate number of securities to which transaction applies:(3)Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount onwhich the filing fee is calculated and state how it was determined):(4)Proposed maximum aggregate value of transaction:(5)Total fee paid:Be paid previously with preliminary materials.Check box if any part of the fee is offset as provided by Exchange Act Rule 0-1 l(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify t he previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Definitive Proxy StatementPage 1 of 1Summary Compensation TableThe following table sets forth the compensation of the executive officers of the Company for the fiscal year ended December 31, 2007.Non-Equity Change in Pension Value and Nonqualified Name and Principal Stock Option Incentive Plan Salary ; Bonus Awards Awards Compensation Year ($) ($) ($) (6) (S) ($) Deferred All Other Compensation Compensa tion($) ($) Total Steve Watkins Chief Executive Officer 2007 54,000(1) — - — - — 2,387(7) 56,387 Sean Whelan Chief Financial 2007 28,000(2) 53,008(5) — - — - 2,139(7) 83,147 Officer John Voris Former Chief 2007 50,000(3) — 666,841 — - — $ 50,000(8) 766,841 Executive Officer Erin Enright Former Chief 2007 50,000(4) — 250,065 — - — - 300,065 Financial Officer (1)Pursuant to the terms of his employment agreement with the Company described below, Mr. W atkins is entitled to receive an annual basesalary of $300,000 per year. The Company paid Mr. Watkins $54,000 in salary for the fiscal year ended December 31, 2007, whichrepresents his $300,000 base salary prorated from October 25, 2007, the date Mr. Watkins commenced his services as the Company’sChief Executive Officer, to December 31, 2007.(2)Pursuant to the terms of his employment agreement with the Company described below, Mr. Whelan is entitled to receive an annual ba S’esalary of $200,000 per year. The Company paid Mr. Whelan $28,000 in salary for the fiscal year ended December 31, 2007, whichrepresents his $200,000 base salary prorated from November 12, 2007, the date Mr. Whelan commenced his services as the Company’sChief Financial Officer, to December 31, 2007.(3)John Voris received payment of $50,000 for his services as the Company’s Chief Executive Officer during the fiscal year endedDecember 31, 2007. Mr. Voris res igned as Chief Executive Officer effective October 25, 2007 in connection with the closing of theCompany’s acquisition of InfuSystem, Inc.(4)Erin Enright received payment of $50,000 for her services as the Company’s Chief Financial Officer during the fiscal year endedDecember 31, 2007. Ms. Enright resigned as Chief Financial Officer effective October 26, 2007 in connection with the closing of the Company’s acquisition of InfuSystem, Inc.(5)Pursuant to the terms of his empl oyment agreement with the Company, Sean Whelan earned and was paid a one time starting bonus of$53,008.

Page 1 of 1 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 14A INFORMATION Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No. ) Filed by the Registrant Filed by a Party other than the Registrant Check the appropriate box: Preliminary Proxy Statement Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)) Definitive Proxy Statement Definitive Additional Materials Soliciting Material under to §240.14a-12 MISCOR GROUP, LTD. (Name of Registrant as specified In Its Charter) (Name of Person(s) Filing Proxy Statement, if other than the Registrant) Payment of Filing Fee (Check the appropriate box): No fee required. Fee computed on table below per Exchange Act Rules 14a-6(i)(l) and 0-11. Title of each class of securities to which transaction applies: Aggregate number of securities to which transaction applies: Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Proposed maximum aggregate value of transaction: Total fee paid: Fee paid previously with preliminary materials. Check box if any part of the fee is offset as provided by Exchange Act Rule 0-1 l(a)(2) and identify the filing for which the offsetting-fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Page 1 of 2 Executive Compensation The following table presents information for compensation awarded to, earned by, or paid to the Named Executive Officers for our fiscal years ended December 31, 2007 and 2006. Summary Compensation Table for 2007 and 2006 Non-Equity Incentive Salary Stock Awards Option Awards Plan Compensation Total Name and Principal Position Year ($) ($) ($) ($) John A. Martell 2007 $141,563 - — $141,563 Chief Executive Officer, President and Chairman of the Board 2006 $95,160 — -$95,160 Richard J. Mullin 2007 $121,077 — $4,200 $35,700 $160,977 Vice President, Treasurer and Chief Financial Officer 2006 $115,077 — $4,900 $34,800 $154,777 James M.Lewis 2007 $130,081 — $4,200 $19,200 $153,481 Vice President, Secretary and General Counsel 2006 $125,026 — - $18,750 $143,776 (1) We have made certain assumptions in determining the value of option awards. Effective January 1, 2006, we adopted SFAS No. 123R using the Modified Prospective Approach. SFAS No. 123R revises SFAS No. 123, Accounting for Stock-Based Compensation and supersedes Accounting Principles Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires the cost of all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based upon their fair values at grant date, or the date of later modification, over the requisite service period. We discuss the assumptions we used in determining the fair value of the option awards under the caption “Equity Incentive Plans — 2005 Stock Option Plan” in Note G to our financial statements, which are included in our annual report that accompanies this proxy statement. Employment Agreements On September 30, 2005, we entered into employment agreements with each of our Named Executive Officers. Each agreement is for an initial three-year term, subject to earlier termination as provided in the agreement. The term will automatically renew for successive one-year periods unless either party, at least three months before the end of the initial term or any renewal term, requests termination or renegotiation of the agreement. Each employment agreement provides for certain benefits to the Named Executive Officer if employment is terminated by us for cause, by the executive without good reason, or due to death or disability. In those events, we are obligated to pay the executive his base salary through the date of termination with credit for earned but unused vacation, and to honor any vested benefits under our existing benefit plans and any other agreements with the Named Executive Officer. If the Named Executive Officer’s employment is terminated by us without cause, or by the executive for good reason, we are required to pay the executive, as severance pay, the following: within two business days following termination, his base pay through the end of the month with credit for earned but unused vacation; an amount equal to a multiple of the executive’s base salary in installments over varying periods in accordance with our usual payroll periods. The multiple and periods vary by executive as follows:

Filed by Bowne Pure Compliance Page 1 of 1 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 14A Proxy Statement Pursuant to Section 14(a) of the Securities ‘ Exchange Act of 1934 (Amendment No. ) Filed by the Registrant Filed by a Party other than the Registrant Check the appropriate box: Preliminary Proxy Statement Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)) Definitive Proxy Statement Definitive Additional Materials Soliciting Material Pursuant to §240.14a-12 QANTRONIX, INC. (Name of Registrant as Specified In Its Charter)(Name of Person(s) Filing Proxy Statement, if other than the Registrant) Payment of Filing Fee (Check the appropriate box): No fee required. D Fee computed on table below per Exchange Act Rules 14a-6(i)(l) and 0-11. Title of each class of securities to which transaction applies: Aggregate number of securities to which transaction applies: Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Proposed maximum aggregate value of transaction: Total fee paid:

Filed by Bowne Pure Compliance Page 1 of 1 Summary Compensation The following table sets forth summary information concerning compensation earned during the 2008 and 2007 fiscal years by all persons who served as an executive officer at any time (the “Named Executive Officers”). Summary Compensation Table for 2008 and 2007 Fiscal Years Stock Option All Other| Bonus Awards Awards Comp- Name and Principal Position Year Salary ($) ($) ($) (1) ($) (1) ensation (S) Total ($) President & CEO, Jerry D. Chase (2) 2008 116,308 65,000 4,150 56,133 3,231 244,822 CFO, Reagan Y. Sakai (3) 2008 250,000 35,000 — 60,770 12,875 358,645 Former CEO, Marc H. Nussbaum(4) 2008 101,711 — — 27,624 6,104 135,439 CEO, Marc H. Nussbaum (5) 2007 290,000 — — 127,377 12,894 430,271 Interim CEO & CFO, Reagan Y. Sakai (6) 2007 151,923 20,000 — 25,687 5,135 202,745 Former CFO, James W. Kerrigan (7) 2007 161,876 — — 109,348 8,353 279,577

(1) Page 1 of 2 United States Securities and Exchange Commission Washington, D.C. 20549 SCHEDULE 14A INFORMATION Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 Filed by the Registrant Filed by a Party other than the Registrant Check the appropriate box: Preliminary Proxy Statement Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2)) Definitive Proxy Statement Definitive Additional Materials Soliciting Material Pursuant to Rule 14a-l l(c) or Rule 14a-12 C21st CENTURY HOLDING COMPANY (Name of Registrant as Specified in Its Charter) (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant) Payment of Filing Fee (Check the appropriate box): No fee required. Fee computed on the table below per Exchange Act Rules 14a-6(i)(l) and 0-11. Title of each class of securities to which transaction applies: Aggregate number of securities to which transaction applies: Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Proposed maximum aggregate value of transaction: Total fee paid: Fee paid previously with preliminary materials. Check box if any part of the fee is offset as provided by Exchange Act Rule 0-1 l(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing. Amount Previously Paid: Form, Schedule or Registration Statement No.:

Page 1 of 1 Summary Compensation Table The following Summary Compensation table sets forth information regarding compensation earned by, awarded to or paid to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Chief Operating Officer and President for the year ended December 31, 2007. We refer to these officers as our Named Executive Officers in other parts of this proxy statement. We currently do not have any other individual employee of the Company designated as an executive officer. ; SUMMARY COMPENSATION Change in Pension Value and Non-Equity Nonqualified Option Incentive Deferred Name and Principal Stock Awards Plan Compensation All Other Position Year Salary Bonus Awards (1) Compensation Earnings Compensation Total Edward J. Lawson 2007 $ 175,000 — — $ 204,732 — — $ 26,933(2) $ 406,665 CEO and Chairman of the Board 2006 $ 175,000 $ 74,674 — — $ 23,630(3) $ 273,304 Peter J. Prygelski, III 2007 $ 80,100 — — $ 12,883 — — $ 14,542(4)$ 107,525 Chief Financial Officer (9) 2006 J. Gordon Jennings, III 2007 $ 143,850 — — $ 33,066 — — $ 17,361(5)$194,2.77 i Chief Accounting Officer (10) 2006 $137,000 — — $ 51,116 — — $ 16,912(6) $ 205,028 Michael H. Braun 2007 $ 146,697 — — $ 19,622 — — $ 3,023(7)$ 169,342 Chief Operating Officer (11) 2006 $ 137,000 — — $ 16,405 — — — $ 153,405 Stephen C. Young 2007 $ 120,100 — — $ 7,375 — — $ 18,051(8)$ 145,526 President (12) 2006 $ 93,331 — — $ 1,790 — — — $ 95,121

Consulier Engineering, Inc. Page 1 of 1 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 I SCHEDULE 14A Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 Filed by the registrant Filed by a party other than the registrant Check the appropriate box: Preliminary proxy statement Definitive proxy statement Definitive additional materials Soliciting Material Under Rule 14a-12 CQNSULIER ENGINEERING, IN (Name of Registrant as Specified in its charter (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant) Payment of filing fee (Check the appropriate box): No fee required. Fee computed on table below per Exchange Act Rules 14a-6(i)(l) and 0-11 Title of each class of securities to which transaction applies: Aggregate number of securities to which transactions applies: Per unit price of other underlying value of transaction computed pursuant to Exchange Act Rule 0-11: Proposed maximum aggregate value of transaction: Total fee paid: Fee paid previously with preliminary materials. Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11 (a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Consulier Engineering, Inc. Page 1 of 1 SUMMARY COMPENSATION TABLE Name and Fiscal Principal Position Year Salary Warren B. Mosler, 2007 575,000 Chairman of the Board, 2006 575,000 President and CEO 2005 $75,000 Certain columns have been omitted from the above table because there is no compensation required to be reported in such columns. OPTIONS/SAR GRANTS IN THE LAST FISCAL YEAR The Corporation did not award any options or stock appreciation rights to any person during the three fiscal years. PROPOSAL TWO RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR Berenfeld Spritzer Shechter & Sheer LLP (“Berenfeld”) has been selected by the Board of Directors to serve as the Corporation’s independent auditors for the current fiscal year. Goldstein Lewin & Co., Certified Public Accountants, served as the Corporation’s independent auditors for the years 2003 through 2007. On September 9, 2008, the Corporation dismissed Goldstein Lewin & Co. (“Goldstein Lewin”) as its independent auditors. The Coiporation’s Audit Committee and Board of Directors participated in and approved the decision to change independent auditors.

Page 1 of 1 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 14A Proxy Statement Pursuant to Section 14(A) of the Securities Exchange Act of 1934 Filed by the Registrant Filed by a Party other than the Registrant Check the appropriate box: Preliminary Proxy Statement Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e) (2) ED Definitive Proxy Statement Definitive Additional Materials Soliciting Material under Sec. 240.14a-11 (c) or Sec. 240.14a-12 Concurrent COMPUTER CORPORATION (Name of Registrant as Specified in Its Charter) N/A (Name of Person (s) Filing Proxy Statement, if other than the Registrant) Payment of Filing Fee (Check the appropriate box): No fee required Fee computed on table below per Exchange Act Rules 14a-6 (i) (1) and 0-11. Title of each class of securities to which transaction applies: Aggregate number of securities to which transaction applies: Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount in which the filing fee is calculated and state how it was determined): Proposed maximum aggregate value of transaction: Total fee paid: Fee paid previously with preliminary materials. Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11 (a) (2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. Amount Previously Paid: Form, Schedule or Registration Statement No.: 3) Filing Party: 4) Date Filed:

Page 1 of 2 SUMMARY COMPENSATION TABLE FOR FISCAL YEAR 2008 The following table sets forth compensation information for fiscal year 2007 and 2008 for our Named Executive Officers. None of the Named Executive Officers received perquisites. Non-Equity Stock Option Incentive Plan All Other Name and Fiscal Salary Awards (2) Awards (2) Compensation Bonus Compensation Total Principal Position Year ($) ($) ($) ($) ($) ($) ($) I Dan Mondor2008 103,885 9,126 11,210 15,323 2,438 141,982 President and ChiefExecutive Officer (1) Kirk L Somers2008 250,000 10,358 46,964 148,534 - 16,125 471,981 E.V.P., General Counsel 2007 235,038 15,393 23,325 22,751 — 4,975 301,482 and Secretary Emory O. Berry, (3) 2008 342,864 — 37,490 — - — 380,354 E.V.P. of Operations and 2007 129,288 — 8,569 — - — 137,857 Chief Financial Officer T. Gary Tnmm (4) 2008 370,261 44,211 309,095 76,614 — 31,064 831,245 i Former President and Chief 2007 360,837 44,211 238,356 43,470 — 7,462 694,336 Executive Officer 1) Mr. Mondor was appointed President and ChiefExecutive Officer on April 23, 2008. Bonus includes discretionary amount granted to Mr. Mondor; equivalent to 2/12th of Mr. Trimm’s calculated bonus. (2) The amount reported in these columns for each Named Executive Officer represents the dollar amount recognized for financial statement reporting purposes in fiscal year 2008, determined in accordance with FAS 123R. However, pursuantto SEC rules these values are not reduced by an estimate for the probability of forfeiture. See Note 12 of the Notes to Consolidated Financial Statements set forth in our Annual Report on Form 10-K for fiscal year 2008 for the assumptions; used to value these awards. (3) Mr. Berry joined Concurrent as a consultant on February 12, 2007, and subsequently was appointed as our Chief Financial Officer and Executive Vice President of Operations effective March 9, 2007. He was employed as a full-time contractor by TechCFO LLC and we paid a monthly fee of $30,000. Mr. Berry was not paid for days taken off in fiscal 2008; salary figure reflects actual amount paid for all days worked. (4) Mr. Trimm retired effective May 2, 2008.

Page 1 of 1 PROXY STATEMENT SCIENCES RESEARCh METTLERS ROAD, P.O. BOX 2360j EAST MILLSTONE, NJ 08875 (732) 649-9961 April 18, 2008 Dear Stockholder: The directors and officers of Life Sciences Research, Inc. cordially invite you to attend the Annual Meeting of Stockholders of the Company to be held on May 21, 2008, at 10:00 a.m., local time. The meeting will be held at 53 Street, Urbanizacion Obarrio, Panama, Republic of Panama. Notice of the Annual Meeting, the Proxy Statement and a proxy card are i enclosed. At this year’s meeting you will be asked to (i) elect directors and (ii) transact such other business as may properly come before the meeting. You are urged to mark, sign, date and mail the enclosed Proxy immediately. By mailing your Proxy now you will not be precluded from attending the meeting if you wish. Your Proxy is revocable, and in the event you find it convenient to attend the meeting, you may, if you wish, withdraw your Proxy and vote in person. Very truly yours, /s/ Andrew Baker Andrew H. Baker Chairman of the Board and Chief Executive Officer

Page 1 of 1 Compensation tables follow on the subsequent pages. 2007 Summary Compensation Table
Change in Pension Value and Non- Nan-Equity qualified Deferred Name and Principal Stock Option
Incentive Plan Compensation All Other Position Year Salary Bonus Awards Awards Compensation
Earnings Compensation Total ($) ($) ($) ($) ($) ($) ($) ($) Andrew Baker 2007 660,363 660,363
339,461 1,660,187 Chairman and Chief 2006 608,256 152,064 — 831,970 — - 296,173 1,880,463Executive
Officer . 2007 300,000 150,000 . 64612 514,612 Richard Michaelson Chief Financial Officer and 2006
300,000 37,500 460,000 — - — 45,082 842,582 Secretary 2007 660,363 660,363 — - 312,654 1,633,380
Brian Cass 2006 608,256 152,064 — 831,970 — - 287,506 1,879,796 President 2007 330,182 165,091 .
9545,5 591,728 Julian Griffiths Vice President of Operations 2006 304,128 38,016 — 415,985 — -
85,059 843,188 2007 300,000 150,000 . 35975 485,975 Mark Bibi General Counsel and 2006 300,000
37,500 460,000 831,970 — - 23,076 1,652,546 Secretary

Form 10-Q Page 1 of 26 FORM 10-Q Table of Contents UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, B.C. 20549 FORM 10-Q (Mark One) QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the quarterly period ended August 31,2008 or TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number: 000-24452 PREMIER EXHIBITIONS, INC. (Exact name of registrant as specified in its charter) Florida 20-1424922 (State or other jurisdiction of (I.R.S. Employer incorporation or organization) Identification No.) 3340 Peachtree Road, NE, Suite 2250, Atlanta, GA 30326 (Address of principal executive offices) (Zip Code) (404) 842-2600 (Registrant’s telephone number, including area code) Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days. Yes No Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting Company. See definition of “accelerated filer,” “large accelerated filer” and “smaller reporting Company” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer Accelerated filer Non-accelerated filer Smaller reporting Company (Do not check if a smaller reporting company) Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No

FormlO-Q Page 6 of 26 Table of Contents Premier Exhibitions, Inc. and Subsidiaries Condensed Consolidated Statements of Operations (unaudited) .Three Months Ended August 31, A Six Months Ended August 31, 2007 2008 2007 2008 15,480,000 $12,636,000 ) $26,496,000 $25,895,000 Merchandise and other 612,000 2,467,000 970,000 4,432,000 Sale of coal 30,000 1,000 62,000 .7,000 Total revenue 16,122,000 15,104,000 27,528,000 30,334,000 Cost of revenue: Exhibition costs 3,940,000 7,440,000 6,999,000 13,799,000 Cost of merchandise sold 98,000 521,000 199,000 1,494,000 Cost of coal sold 4,000 1,000 11,000 2,000 Total cost of revenue (exclusive of depreciation and amortization shown separately below) 4,042,000 7,962,000 7,209,000 15,295,000 Gross profit 12,080,000 7,142,000 20,319,000 15,039,000 Operating expenses: General and administrative 3,442,000 4,718,000 5,977,000 12,736,000 Depreciation and amortization 567,000 1,123,000 1,055,000 2,417,000 Loss on sale of fixed assets — — — 5,000 Total operating expenses 4,009,000 5,841,000 7,032,000 15,158,000 Income (loss) from operations 8,071,000 1,301,000 13,287,000 (119,000) Other income and expenses: Interest income 248,000 66,000 447,000 163,000 Interest expense — (2,000) — (3,000) Other income (expense) — 14,000 10,000 (1,000) Total other income and expenses 248,000 78,000 457,000 159,000 Income before provision for income taxes 8,319,000 1,379,000 13,744,000 40,000 Provision for income taxes 2,774,000 440,000 4,944,000 13,000 Net income $ 5,545,000 $ 939,000 $ 8,800,000 $ 27,000 Net income per share: Basic income per common share $ 0.19 $ 0.03 $ 0.30 $ 0.00 Diluted income per common share $ 0.17 $ 0.03 $ 0.27 $ 0.00 Shares used in basic per share calculations 29,792,671 29,203,500 29,528,177 29,176,833 Shares used in diluted per share calculations 33,474,800 31,245,556 33,134,080 31,442,467 The accompanying notes are an intergal part of the condensed consolidated financial statements.

Form 10-Q Page 16 of 26 Table of Contents Results of Operations A summary of our results of operations as a percentage of revenue for the three and six month periods ended August 31, 2007 and August 31,2008, respectively, are shown below (unaudited): Three Months Ended August 31, Six Months Ended August, 20Q7 2008 2007 2008 Revenue: Exhibition revenues 96.0% 83.7% 96.3% 85.4% Merchandise and other 3.8% 16.3% 3.5% 14.6% Sale of coal 0.2% 0.0% 0.2% 0.0% Total revenue 100.0% 100.0% 100.0% 100.0% Cost of revenue: Exhibition costs 24.4% 49.3% 25.4% 45.5% Cost of merchandise sold 0.6% 3.4% 0.7% 4.9% Cost of coal sold 0.0% 0.0% 0.0% 0.0% Total cost of revenue (exclusive of depreciation and amortization shown separately below) 25.1% 52.7% 26.2% 50.4% Gross profit 74.9% 47.3% 73.8% 49.6% Operating expenses: General and administrative 21.3% 31.2% 21.7% 42.0% Depreciation and amortization 3.5% 7.4% 3.8% 8.0% Loss on sale of fixed asset 0.0% 0.0% 0.0% 0.0% Total operating expenses 24.9% 38.7% 25.5% 50.0% Income (loss) from operations 50.1% 8.6% 48.3% -0.4% Other income and expenses: Interest income 1.5% 0.4% 1.6% 0.5% Interest expense (0.0)% 0.0% (0.0)% 0.0% Other income 0.0% 0.1% 0.0% 0.0% Total other income and expenses 1.5% 0.5% 1.7% 0.5% Income before provision for income taxes 51.6% 9.2% 49.9% 0.1% Provision for income taxes 17.2% 2.9% 18.0% 0.0% Net income 34.4% .6.2% 32.0% 0.1% The Quarter Ended August 31,2008 Compared to the Quarter Ended August 31,2007 During the quarter ended August 31,2008, our revenue decreased approximately 6.3% to $ 15,104,000 as compared to $16,122,000 in the quarter ended August 31, 2007 This decrease was primarily attributable to a decrease in exhibition Revenue of approximately 18.4% to $12,636,000 miring the quarter ended August 31,2008 as compared to $15,480,000 for the quarter ended August 31,2007. This decrease is primarily attributable to an overall attendance reduction of 15% at our I human anatomy and Titanic exhibitions for the quarter ended August 31,2008 compared to the guarterended August 31, 2007.This downturn attendance occurred despite an increase in the number of coricufrent operation of Bodies The Exhibition” and “Bodies Revealed” locations to 19 for the quarter ended August 31, 2008 compared to 11 for the quarter ended August 31,2007. Management believes the decrease in attendance was primarily the result of the downturn in the economy. Merchandise and other revenue increased approximately 302.8% to $2,467,000 from $612,000, during the quarter ended August 31,2008 as compared to the quarter ended August 31,2007. This increase is primarily the result of our acquisition of MGR, pursuant to which we recognized an additional $1,332,000 of merchandise revenue.

Form 10-Q Page 1-of 1 UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 10-Q (Mark One) QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the quarterly period ended August 31, 2008 or TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from Commission file number: 000-24452 PREMIER EXHIBITIONS, INC. (Exact name of registrant as specified in its charter) Florida 20-1424922 ‘ (State or other jurisdiction of (I.R.S. Employer incorporation or organization) Identification No.) 3340 Peachtree Road, NE, Suite 2250, Atlanta, GA 30326 (Address of principal executive offices) (Zip Code) (404)842-2600 Registrant’s telephone number, including area code) Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days. Yes No Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting Company. See definition of “accelerated filer,” “large accelerated filer” and “smaller reporting Company” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer Accelerated filer Non-accelerated filer Smaller reporting Company (Do not check if a smaller reporting company) Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No The number of shares outstanding of the registrant’s common stock on October 6, 2008 was 29,284,999.

Page 1 of 1 Premier Exhibitions, Inc. and Subsidiaries Condensed Consolidated Statements of Operations (unaudited) Three Months Ended August 31, Six Months Ended August 31, 2007 2008 2007 2Q08 Revenue: Exhibition revenue $15,480,000 $12,636,000 $26,496,000 $25,895,000 I Merchandise and other 612,000 2,467,000 970,000 4,432,000 Sale of coal 30,000 1,000 62,000 7,000 Total revenue 16,122,000 15,104,000 27,528,000 30,334,000 Cost of revenue: Exhibition costs 3,940,000 7,440,000 6,999,000 13,799,000 Cost of merchandise sold 98,000 521,000 199,000 1,494,000 Cost of coal sold 4,000 1,000 11,000 2,000 Total cost of revenue (exclusive of depreciation and amortization shown separately below) 4,042,000 7,962,000 7,209,000 15,295,000 Gross profit 12,080,000 7,142,000 20,319,000 15,039,000 Operating expenses: General and administrative 3,442,000 4,718,000 5,977,000 12,736,000 Depreciation and amortization 567,000 1,123,000 1,055,000 2,417,000 Loss on sale of fixed assets — — — 5,000 Total operating expenses 4,009,000 5,841.000 7,032,000 15,158,000 Income (loss) from operations 8,071,000 1,301,000 13,287,000 (119,000) Other income and expenses: Interest income 248,000 66,000 447,000 163,000 Interest expense — (2,000) — (3.000) Other income (expense) — 14,000 10,000 (1,000) Total other income and expenses 248,000 78,000 457,000 159,000 Income before provision for income taxes 8,319,000 1,379,000 13,744,000 .40,000 Provision for income taxes 2,774.000 440,000 4,944,000 13,000 Net income $ 5,545,000 $ 939,000 $ 8,800,000 $ 27,000 Net income per share: $___0-19 $ ___0.03 $ 0.30 S 0.00 Diluted income per common share $ 0.17 $ 0.03 $ 0.27 0.00 Shares used in basic per share calculations 29,792,671 29,203,500 29,528,177 29,176,,833 Shares used in diluted per share calculations 33,474,800 31,245,556 33,134,080 31,442,467, The accompanying notes are an intergal part of the condensed consolidated financial statements.

Form 10-Q Page 1 of 26 Table of Contents UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, B.C. 20549 FORM 10-Q (Mark One) QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the quarterly period ended August 31,2008 or TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number: 000-24452 PREMIER EXHIBITIONS, INC. (Exact name of registrant as specified in its charter) Florida 20-1424922 (State or other jurisdiction of (I.R.S. Employer incorporation or organization) Identification No.) 3340 Peachtree Road, NE, Suite 2250, Atlanta, GA 30326 (Address of principal executive offices) (Zip Code) (404) 842-2600 (Registrant’s telephone number, including area code) Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days. Yes No Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting Company. See definition of “accelerated filer,” “large accelerated filer” and “smaller reporting Company” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer Accelerated filer Non-accelerated filer Smaller reporting Company (Do not check if a smaller reporting company) Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No

Form 10-Q Page 15 of 26 Table of Contents Additional Exhibitions We intend to acquire, develop and present additional new exhibitions for presentation in the future, including exhibitions both related and unrelated to our currently ongoing and recently announced exhibitions. Lease Agreement with Ramparts, Inc. On March 12,2008, we entered into a lease agreement with Ramparts, Inc., the owner and operator of the Luxor Hotel and Casino, located in Las Vegas, Nevada. In August 2008, we opened our “Bodies.. .The Exhibition” at the Luxor Hotel and Casino. The ten year lease commenced in August 2008, which coincided with the completion of the design and construction work related to the opening of our “Bodies.. .The Exhibition.” Merchandising Strategy We also earn revenue from the sale of merchandise, such as catalogs, posters and Titanic-related jewelry (which utilizes coal we have recovered from the shipwreck). In addition, we also publish exhibition catalogs, which are sold at our exhibition gift shops. On March 27,2008, we acquired MGR Entertainment, or “MGR,” a full-service entertainment merchandising company. MGR serves as our in-house merchandising division and be responsible for developing an overall long-term strategy for generating and maximizing sustainable retail revenue for our current and future exhibitions. MGR has experience in developing profitable celebrity and lifestyle brands to increase annual revenue, managing merchandise sales for hundreds of events around the world and handling brand management for a number of its customers. We plan to integrate MGR with our current merchandising personnel in order to enhance our existing merchandising revenue stream. We also intend to expand our strategies for the development of new products to increase our merchandising revenues and maximize the revenue potential for our recently announced Sports Immortals, Dialog in the Dark and Star Trek exhibitions. Information Regarding Exhibitions Outside the United State Our exhibitions regularly tour outside the United States/Approximately 42.9% and 1.2% of our revenuesjn the quarter fended August 31,2007 and 2008, respectively, resulted trom exhibjtmnactivitiesCTrisideJhe United StatesjBecause our financial arrangements with our foreignvendors have Historically been based upon foreign currencies, we are exposed to the risk of currency fluctuations between the U.S. dollar and the currencies of the countries in which our exhibitions are touring. See “Quantitative and Qualitative Disclosures About Market Risk” in this report for more information.

Premier Exhibitions, Inc. 10-K Page 2 of 118 Table of Contents 2.D(4) UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, B.C. 20549 Form 10-K (Mark One) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended February 29,2008 or TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to COMMISSION FILE NO. 000-24452 PREMIER EXHIBITIONS, INC. (Exact name of registrant as specified in its charter) Florida 20-1424922 (Stale or other jurisdiction of (I.R.S. Employer incorporation or organization) Identification No.) 3340 Peachtree Rd., N.E., Suite 2250 Atlanta, GA 30326 (Address of principal executive offices) Registrant’s telephone number, including area code: 404-842-2600 Securities registered pursuant to Section 12(b) of the Act: Title of Each Class Name of Each Exchange on Which Registered Common Stock, par value $0.0001 per share The Nasdaq Stock Market LLC (Nasdaq Global Market) Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes No Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes No Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes No Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and

Premier Exhibitions, Inc. 10-K Page 63 of 118 Table of Contents Premier Exhibitions, Inc. and Subsidiaries Consolidated Balance Sheets a February 29, 2008 $16,426,000 Marketable sec — 1,055,000 Accounts receivable, net of allowance for doubtful accounts of $252,000 and $378,000, respectively 3,050,000 3,590,000 Carpathia receivable, related party 2,500,000 2,500,000 Prepaid expenses and other current assets 2,309,000 3,973,000 Total current assets 24,670,000 27,544,000 Artifacts owned, at cost 3,091,000 3,088,000 Salvor’s lien 1,000 1,000 Property and equipment, net of accumulated depreciation of $3,141.000 and $4,707,000, respectively 3,620,000 7,308,000 Licenses and other rights, net of accumulated amortization of $1,407,000 and $2,752,000, respectively 3,266,000 8,450,000 Goodwill — 1,377,000 Deferred income taxes 238,000 1,660,000 Other assets 1,233,000 $34,886,000 $50,661,000 LIABILITIES AND SHAREHOLDERS’ EQUITY Current liabilities: Accounts payable and accrued liabilities 1,450,000 3,565,000 Deferred revenue 536,000 — Total current liabilities 1,986,000 3,565,000 Commitments and contingencies — — Shareholders’ equity: Common stock; $.0001 par value; authorized 40,000,000 shares issued and outstanding 29,004,318 and 30,166,614 shares at February 28, 2007 and February 29,2008, respectively 3,000 3,000 Common stock payable 90,000 — Additional paid-in capital 34,252,000 43,147,000 Retained earnings (903,000) 11,406,000 Accumulated other comprehensive loss (129,000) (270,000) Less treasury stock, at cost; 56,641 and 1,066,449 shares at February 28,2007 and February 29, 2008, respectively (413,000) (7,190,000) Total shareholders’ equity 32,900.000 47,096,000 $34,886,000 $50,661,000 The accompanying notes are an integral part of the consolidated financial statements.

PREMIER EXHIBITIONS, INC. 10-Q Page 1 of 23 2.D(4) 1Q-Q 1132398aelOvq.htm PREMIER EXHIBITIONS, INC. 10-Q UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 10-Q (Mark One) QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the quarterly period ended May 31.2008 or TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number: 000-24452 PREMIER EXHIBITIONS, INC. (Exact name of registrant as specified in its charter) Florida 20-1424922 (State or other jurisdiction of (I.R.S. Employer Identification No.) incorporation or organization) 1 3340 Peachtrec Road, NE, Suite 2250, Atlanta, GA 30326 (Address of principal executive offices) (Zip Code) (404) 842-2600 (Registrant’s telephone number, including area code) Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days. Yes 0 No D | Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a I smaller reporting Company. See definition of “accelerated filer,” “large accelerated filer” and “smaller reporting Company” [ in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer Accelerated filer 0 Non-accelerated filer Smaller reporting company (Do not check if a smaller reporting company) Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No The number of shares outstanding of the registrant’s common stock on July 7, 2008 was 30,249,781.

PREMIER EXHIBITIONS, INC. 10-Q Page 5 of 23 Premier Exhibitions, Inc. and Subsidiaries Condensed Consolidated Balance Sheets February 29, May 31, 2008 2008 (unaudited) Assets Current assets Cash_and asirequivaientr) . $16,426,000 ($13,472,000 Marketable securities1,055,000 1,052,000 Accounts receivable, net of allowance for doubtful accounts of $378,000, at February 29, 2008 and May 31,2008 3,590,000 4,622,000 Carpathia receivable, related party 2,500,000 — Current income tax benefit — 2,893,000 Prepaid expenses and other current assets 3,973,000 4,471,000 Total current assets 27,544,000 26,510,000 Artifacts owned, at cost 3,088,000 3,088,000 Salvor’s lien 1,000 1,000 Property and equipment, net of accumulated depreciation of $4,707,000 and $5,379,000, respectively 7,308,000 7,766,000 Exhibition licenses, net of accumulated amortization of $2,752,000 and $3,415,000, respectively 8,450,000 9,668,000 Goodwill 1,377,000 2,191,000 Deferred income taxes 1,660,000 1,789,000 Other assets 1,233,000 250,000 $50,661,000 $51,263,000 Liabilities and Shareholders’ Equity Current liabilities: Accounts payable and accrued liabilities 3,565,000 3,356,000 Notes payable 107,000 Total current liabilities 3,565,000 3,463,000 Commitments and contingencies Shareholders’ equity: Common stock; $.0001 par value; authorized 40,000,000 shares; issued and outstanding 30,166,614 shares at February 29,2008 and May 31, 2008, respectively 3,000 3,000 Additional paid-in capital 43,147,000 44,763,000 Retained earnings 11,406,000 10,494,000 Accumulated other comprehensive income (loss) (270,000) (270,000) Treasury stock, at cost; 1,066,449 shares at February 29,2008 and May 31, 2008 (7,190,000) (7,190,000) Total shareholders’equity 47,096,000 47,800,000 $50,661,000 $51,263,000 The accompanying notes are an integral part of the consolidated financial statements.

Form 10-Q Page 1 of 26 2.D(4) 10-Q1 dlOq.htm FORM 10-Q Table of Contents UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 10-Q (Mark One) QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the quarterly period ended August 31,2008 or TRANSITION REPORT PURSUANT TO SECTION 13 OR IS (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number: 000-24452 PREMIER EXHIBITIONS, INC. (Exact name of registrant as specified in its charter) Florida 20-1424922 (State or other jurisdiction of (I.R.S. Employer incorporation or organization) Identification No.) 3340 Peachtree Road, NE, Suite 2250, Atlanta, GA 30326 (Address of principal executive offices) (Zip Code) (404) 842-2600 (Registrant’s telephone number, including area code) Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days. Yes No Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or . a smaller reporting Company. See definition of “accelerated filer,” “large accelerated filer” and “smaller reporting Company” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer Accelerated filer Non-accelerated filer Smaller reporting Company (Do not check if a smaller reporting company) Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No

FormlO-Q Page 5 of 26 Table of Contents Premier Exhibitions, Inc. and Subsidiaries Condensed Consolidated Balance Sheets February 29, August 31, 2008 2008 (unaudited) Assets Current assets: I $16,426,000 $ 8,105,000 MarRetable securities 1,055,000 1,074,000 Accounts receivable, net of allowance for doubtful accounts of $378,000 and $597,000, respectively 3,590,000 6,473,000 Carpathia receivable, related party 2,500,000 — Current income tax benefit — 2,495,000 Prepaid expenses and other current assets 3,973,000 6,058,000 Total current assets 27,544,000 24,205,000 Artifacts owned, at cost 3,088,000 3,088,000 I Salvor’s lien 1,000 1,000 Property and equipment, net of accumulated depreciation of $4,707,000 and $5,941,000, respectively 7,308,000 11,226,000 | Exhibition licenses, net of accumulated amortization of $2,752,000 and $3,940,000, respectively 8,450,000 9,953,000 Goodwill 1,377,000 2,211,000 Deferred income taxes 1,660,000 1,752,000 Other assets 1,233,000 258,000 $50,661,000 $52,694,000 Liabilities and Shareholders’ Equity Current liabilities: Accounts payable and accrued liabilities $ 3,565,000 $ 5,820,000 Deferred revenue — 453,000 Notes payable — 101,000 Total current liabilities 3,565,000 6,374,000 Commitments and contingencies — — Shareholders’ equity: Common stock; $.0001 par value; authorized 40,000,000 shares; issued and outstanding 30,166,614 and 30,299,781 shares, respectively 3,000 3,000 Additional paid-in capital 43,147,000 42,362,000 Retained earnings 11,406,000 11,433,000 Accumulated other comprehensive income (loss) (270,000) (288,000) Treasury stock, at cost; 1,066,449 shares, respectively (7,190,000) (7,190,000) Total shareholders’equity 47,096,000 46,320,000 $50,661,000 $52,694,000 The accompanying notes are an integral part of the condensed consolidated financial statements.

Form 10-Q Page 1 of 26 2.D(7) 10-Q 1 d10q.htmFORM 10-Q Table of Contents UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, B.C. 20549 FORM 10-Q (Mark One) QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the quarterly period ended August 31, 2008 or TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number: 000-24452 PREMIER EXHIBITIONS, INC. (Exact name of registrant as specified in its charter) Florida 20-1424922 (State or other jurisdiction of (I.R.S. Employer incorporation or organization) Identification No.) 3340 Peachtree Road, NE, Suite 2250, Atlanta, GA 30326 (Address of principal executive offices) (Zip Code) (404) 842-2600 (Registrant’s telephone number, including area code) Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days. Yes No Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting Company. See definition of “accelerated filer,” “large accelerated filer” and “smaller reporting Company” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer Accelerated filer Non-accelerated filer Smaller reporting Company (Do not check if a smaller reporting company) Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No

Form 10-Q Page 1 of 1 Results of Operations A summary of our results of operations as a percentage of revenue for the three and six month periods ended August 31, 2007 and August 31, 2008, respectively, are shown below (unaudited): Three Months Ended August 31, Six Months Ended August, 2007 2008 2007 2008 Revenue: Exhibition revenues 96.0% 83.7% 96.3% 85.4% Merchandise and other 3.8% 16.3% 3.5% 14.6% Sale of coal 0.2% 0.0% 0.2% 0.0% Total revenue 100.0% 100.0% 100.0% 100.0% Cost of revenue: Exhibition costs 24.4% 49.3% 25.4% 45.5% Cost of merchandise sold 0.6% 3.4% 0.7% 4.9% Cost of coal sold 0.0% 0.0% 0.0% 0.0% Total cost of revenue (exclusive of depreciation and amortization shown separately below) 25.1% 52.7% 26.2% 50.4% Gross profit 74.9% 47.3% 73.8% 49.6% Operating expenses: General and administrative 21.3% 31.2% 21.7% 42.0% Depreciation and amortization 3.5% 7.4% 3.8% 8.0% Loss on sale of fixed asset 0.0% 0.0% 0.0% “‘0.0% Total operating expenses 24.9% 38.7% 25.5% 50.0% Income (loss) from operations 50.1% 8.6% 48.3% 0.4% Other income and expenses: Interest income 1.5% 0.4% 1.6% 0.5% Interest expense (0.0)% 0.0% (0.0)% 0.0% Other income 0.0% 0.1% 0.0% 0.0% Total other income and expenses 1.5% 0.5% 1.7% 0.5% Income before provision for income taxes 51.6% 9.2% 49.9% 0.1% Provision for income taxes 17.2% 2.9% 18.0% 0.0% Net income 34.4% 6.2% 32.0% 0.1% The Quarter Ended August 31, 2008 Compared to the Quarter Ended August 31, 2007 During the quarter ended August 31, 2008, our revenue decreased approximately 6.3% to $15,104,000 as compared to $16,122,000 in the quarter ended August 31, 2007. This decrease was primarily attributable to a decrease in exhibition revenue of approximately 18.4% to $12,636000 during the quarter ended August 31, 2008 as compared to $ 15,480,000 for the quarter ended August 31, 2007 This decrease is primarily attributable to an overal ended Augus.t 31, I 2008 compared to the quarter ended August 31 2007. This downturn in attendance occurred despite an increase in the number of concurrent-operations of Bodies The Exhibition” and “Bodies Revealed” locations to 19 for the quarter ended August 31, 2008 compared to 11 for the quarter ended August 31, 2007. Management believes the decrease in attendance was primarily the result of the downturn in the economy. Merchandise and other revenue increased approximately 302.8% to $2,467,000 from $612,000, during the quarter ended August 31, 2008 as compared to the quarter ended August 31, 2007. This increase is primarily the result of our acquisition of MGR, pursuant to which we recognized an additional $1,332,000 of merchandise revenue. 14

2.F(1) PREMIER EXHIBITIONS INCORPORATED Moderator: Craig Stewart 05-11-07/8:00 a.m. CT Confirmation #8184936 Page 1 PREMIER EXHIBITIONS INCORPORATED Moderator: Craig Stewart / May 11,2007 8:00 a.m. CT Operator: Good day everyone and welcome to the Premier Exhibitions Incorporated Fourth Quarter and 2007 Year-End Earnings Release Conference Call. Just as a reminder, today’s conference is being recorded. And now for opening remarks and introductions, I’d like to turn the conference over to Mr. Craig Stewart. Please go ahead, sir. Craig Stewart: Thank you, Shelly. Good morning everyone and thank you for joining us. As you all know, I will now read the forward-looking Safe Harbor Statement as ((inaudible)) for the phone call. Certain of the statements contained in this conference call contain — will contain forward-looking statements that involve a number of risks and uncertainties. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Premier Exhibitions Incorporated has based their forward-looking statements on their current expectations and projections about future events based on the information currently available to them.

PREMIER EXHIBITIONS INCORPORATED Moderator: Craig Stewart 05-11-07/8:00 a.m. CT Confirmation # 8184936 Page 31 I Arnie Gellery Thank you. I appreciate that. Speaking of the guidance, there is something more that I would like to comment on that I probably should have earlier, so let me say that with respect to guidance, although we do expect to give a number, an accurate number, there’s an overall picture here that you all are certainly interested in, and what is meaningful to us, that is, that we are working on our 24-month plan at the moment, and we’re starting to feel comfortable enough that I couldrnakejhis comrngnt andthat is that 5verthe next 24 months we expect that our business earnings will rise to the level that will justify a stock price in the $30 range.1 So I wanted to pass that on, and let’s go on to the next question, Shelly. Operator: Our next question comes from Chris Lahiji. Please go ahead. Chris Lahiji: Hello. Steve Couture: Hi, Chris. Arnie Geller: Yes. Good morning, Chris. Chris Lahiji: I know this is not the most favorable time to do it, but I’d like to nominate myself for the COO position. You know, I don’t want to wake up anymore at 5:30 a.m. to listen to people ask a million questions on conference calls. One more thing, I’m also willing to work just for warrants, no salary, so I’m going to e-mail you my resume, Arnie. Arnie Geller: I’ll look forward to receiving it, Chris.

PREMIER EXHIBITIONS INCORPORATED Moderator: Craig Stewart 05-11-07/8:00 a.m. CT Confirmation # 8184936 Page 38 We are also seriously investigating our own ticketing operations at the moment as well, and the additional staff that that may incur is also, of course, based upon a careful analysis as to whether or not, number one, it makes sense to do that. And then how much staff comes in, what our investment is, and what our additional earnings projections are based upon that, so I would say merchandise is a pretty good chance that’s going to happen. Audio, pretty good chance. Ticketing, I think is — it’s still in the talking stages and may not become a reality, certainly in the immediate future, but something worth looking at because it generates a lot of money from the people that are coming to our exhibitions, so I hate to not be able to give you a specific number, but I’m not sure we’re prepared to do that yet. Bill Vlahos: OK. OK. Great. And then I guess I can’t let you go without asking about your comment about a 24-month plan that would suggest a $30 stock price. I guess I have to ask you how you get there? I mean, I would think that that would be at least $1.50 and fully taxed earnings. i i i Arnie Geller: Very possibly, and we’ll get to how we get there, and that’s probably another conversation for us. I just -1 didn’t feel comfortable in announcing no guidance right now without at least giving you the intentions and what management expected of the certainly 24-month future.1 Bill Vlahos: OK. But I guess, would it be a fair statement to say within the next 24 months you would anticipate a run rate of, say, $1.50 fully taxed? Arnie Geller: That’s one way of getting to the number. I would agree with that, and it’s possible. I prefer to wait for our guidance to get more specific on that.1 Bill Vlahos: OK. Great. Thank you very much. Arnie Geller: Thank you.

Premier Exhibitions, Inc. 8-K Page 2 of 4 2.F(1) UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 8-K CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of Report (Date of earliest event reported): May l5, 2007 Premier Exhibitions, Inc. (Exact name of Registrant as Specified in Charter) Florida 000-24452 20-1424922 (State or Other Jurisdiction of (Commission (IRS Employer Incorporation) File Number) Identification No.) 3340 Peachtree Road, Suite 2250, Atlanta, Georgia 30326 (Address of Principal Executive Offices) (Zip Code) Registrant’s telephone number, including area code: (404) 842-2600. N/A (Former name or former address, if changed since last report) Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions: Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425) Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Premier Exhibitions, Inc. 8-K Page 3 of 4 Item 7.01. Regulation FD Disclosure. On May 15, 2007, Premier Exhibitions, Inc. (the “Company”) issued a press release announcing its intention to release formal earnings guidance on May 21, 2007 and clarifying other forward-looking financial information. The Company’s press release is attached as Exhibit 99.1 to this Current Report on Form 8-K. Item 9.01. Financial Statements and Exhibits. (d) Exhibits. Exhibit No. Description 99.1 Press Release dated May 15, 2007 of Premier Exhibitions, Inc.

EX-99.1 Page 2 of 3 Exhibit 99.1 FOR IMMEDIATE RELEASE PREMIER EXHIBITIONS WILL ANNOUNCE FY2008 GUIDANCE ON MAY 21, 2007 Atlanta, GA May 15, 2002 — Premier Exhibitions, Inc. (NASDAQ: PRXI) will release formal guidance for its fiscal year ending February 29, 2008 on May 2l, 2007. The release by Prermeir Edubitions, Inc. of guidance is the only official position taken by the Company with respect to its future financial- gejrfomiaMe/Anylir^^ financial performan including t he Company’s future stock price, which may have been made at the May 11, 2007 shareholders’ conference call, are retracted and should not be construed as guidance. Mr. Arnie Geller, the Company’s President and Chief Executive Officer stated, “[w]e do not want our current shareholders or other interested parties to confuse general forward-looking statements for official guidance. We are pleased to be in a position to announce guidance early next week in order to provide investors and other interested persons with our expectations for the 2008 fiscal year.” Premier Exhibitions, Inc. is a major provider of museum quality touring exhibitions throughout the world. Investor Relations: North Coast Advisors, Inc: Craig T. Stewart 585-218-7371 cstewart@ncainc.com Media Inquiries: Premier Exhibitions, Inc.: Katherine Morgenstem 404.842.2675 kmorgenstem@prxi.com

Form 10-Q Page 1 of 26 10-Q 1 d10q.htm FORM 10-Q 2.G(1) Table of Contents UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 10-Q (Mark One) QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the quarterly period ended August 31,2008 or TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number: 000-24452 PREMIER EXHIBITIONS, INC. (Exact name of registrant as specified in its charter) Florida 20-1424922 (State or other jurisdiction of (I.R.S. Employer incorporation or organization) Identification No.) 3340 Peachtree Road, NE, Suite 2250, Atlanta, GA 30326 (Address of principal executive offices) (Zip Code) (404) 842-2600 (Registrant’s telephone number, including area code) Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days. Yes No Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting Company. See definition of “accelerated filer,” “large accelerated filer” and “smaller reporting Company” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer Accelerated filer Non-accelerated filer Smaller reporting Company (Do not check if a smaller reporting company) Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes a no m

Forml0-Q Page 5 of 26 Table of Contents Premier Exhibitions, Inc. and Subsidiaries Condensed Consolidated Balance Sheets February 29, August 31, 2008 2008 (unaudited) Assets Current assets: Cash and cash equivalents $16,426,000 $8,105,000 Marketable securities 1,055,000^^^074,000 Accounts receivable, net of allowance for doubtful accounts of $378,000 and $597,000, respectively 3,590,000 6,473,000 Carpathia receivable, related party 2,500,000 — Current income tax benefit — 2,495,000 Prepaid expenses and other current assets 3,973,000 6,058,000 Total current assets 27,544,000 24,205,000 Artifacts owned, at cost 3,088,000 3,088,000 Salvor’s lien 1,000 1,000 Property and equipment, net of accumulated depreciation of $4,707,000 and $5,941,000, respectively 7,308,000 11,226,000 Exhibition licenses, net of accumulated amortization of $2,752,000 and $3,940,000, respectively 8,450,000 9,953,000 Goodwill 1,377,000 2,211,000 Deferred income taxes 1,660,000 1,752,000 Other assets 1,233,000 258,000 $50,661,000 $52,694,000 Liabilities and Shareholders’ Equity Current liabilities: Accounts payable and accrued liabilities $ 3,565,000 $ 5,820,000 Deferred revenue — 453,000 Notes payable — 101,000 Total current liabilities 3,565,000 6,374,000 Commitments and contingencies — — Shareholders’ equity: Common stock; $.0001 par value; authorized 40,000,000 shares; issued and outstanding 30,166,614 and 30,299,781 shares, respectively 3,000 3,000 Additional paid-in capital 43,147,000 42,362,000 Retained earnings 11,406,000 11,433,000 Accumulated other comprehensive income (loss) (270,000) (288,000) Treasury stock, at cost; 1,066,449 shares, respectively (7,190,000) (7,190,000) Total shareholders’ equity 47,096,000 46,320,000 $50,661,000 $52,694,000 The accompanying notes are an integral part of the condensed consolidated financial statements. 4

Premier Exhibitions, Inc. 10-Q Page 2 of 29 2.G(1) UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 10-Q (Mark One) 0 QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the quarterly period ended August 31. 2007 or TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number: 000-24452 PREMIER EXHIBITIONS, INC. (Exact name of registrant as specified in its charter) Florida 20-1424922 (State or other jurisdiction of (I.R.S. Employer Identification No.) incorporation or organization) 3340 Peachtree Road, NE, Suite 2250, Atlanta, GA 30326 (Address of principal executive offices) (Zip Code) (404) 842-2600 (Registrant’s telephone number, including area code) Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days. Yes 0 No Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer Accelerated filer 12 Non-accelerated filer Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No The number of shares outstanding of the registrant’s common stock on October 3,2007 was 29,997,641.

Premier Exhibitions, Inc. 10-Q Page 4 of 29 PART I — FINANCIAL INFORMATION ITEM 1. FINANCIAL STATEMENTS. Premier Exhibitions, Inc. and Subsidiaries Consolidated Balance Sheets February 28, August 31, 2007 2007 (Unaudited) | Assets | Current assets: Cash and cash equivalents $ 16,811,000 $24,534.000 Marketable securities — 1,033,000 Accounts receivable, net of allowance for doubtful accounts of $252,000 and S223,000, respectively 3,050,000 5,903,000 Carpathia receivable, related party 2,500,000 2,500,000 Prepaid expenses and other current assets 2,309,000 2,645,000 Total current assets 24,670,000 36,615,000 Artifacts owned, at cost 3,091,000 3,089,000 Salvor’s lien 1,000 1,000 Property and equipment, net of accumulated depreciation of $3,141,000 and $3,797,000, respectively 3,620,000 5,415,000 Exhibition licenses, net of accumulated amortization of $1,407,000 and $1,806,000, respectively 3,266,000 5,137,000 Deferred income taxes 238,000 — $34,886,000 $50,257,000 Liabilities and Shareholders’ Equity Current liabilities: Accounts payable and accrued liabilities 1,450,000 1,432,000 Income taxes payable — 3,194,000 Deferred revenue 536,000 — Total current liabilities 1,986,000 4,626,000 Commitments and contingencies — — Shareholders’ equity: Common stock; $.0001 par value; authorized 40,000,000 shares; issued and outstanding 29,004,318 and 30,009,168 shares at February 28,2007 and August 31, 2007, respectively 3,000 3,000 Common stock payable 90,000 75,000 Additional paid-in capital 34,252,000 38,376,000 Retained earnings (903,000) 7,897,000 Accumulated other comprehensive income (loss) (129,000) (266,000) Less treasury stock, at cost; 56,641 and 58,945 shares at February 28,2007 and August 31,2007, respectively (413,000) (454,000) Total shareholders’equity 32,900,000 45,631,000 $34,886,000 $50,257,000 The accompanying notes are an integral part of the consolidated financial statements 3

Form 10-Q Page 1 of 26 10-Q 1 dl0\q.htm FORM 10-Q 2.G(2) Table of Contents UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 10-Q (Mark One) QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the quarterly period ended August 31,2008 or TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number: 000-24452 PREMIER EXHIBITIONS, INC. (Exact name of registrant as specified in its charter) Florida 20-1424922 (State or other jurisdiction of (I.R.S. Employer incorporation or organization) Identification No.) 3340 Peachtree Road, NE, Suite 2250, Atlanta, GA 30326 (Address of principal executive offices) (Zip Code) (404) 842-2600 (Registrant’s telephone number, including area code) Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days. Yes No Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting Company. See definition of “accelerated filer,” “large accelerated filer” and “smaller reporting Company” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer Accelerated filer El Non-accelerated filer Smaller reporting Company (Do not check if a smaller reporting company) Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No

Forml0-Q Page 6 of 26 Table of Contents Premier Exhibitions, Inc. and Subsidiaries Condensed Consolidated Statements of Operations (unaudited) Three Months Ended August 31, Six Months Ended August 31 2007 2008 2007 2008 } Revenue: Exhibition revenue $15,480,000 $12,636,000 $26,496,000 $25,895,000 Merchandise and other 612,000 2,467,000 970,000 4,432,000 Sale of coal 30,000 1,000 2,000 7,000 Total revenue 16,122,000 15,104,000 25,528,000 30,334,000 Cost of revenue: Exhibition costs 3,940,000 7,440,000 6,999,000 13,799,000 Cost of merchandise sold 98,000 521,000 199,000 1,494,000 Cost of coal sold 4,000 1,000 11,000 2,000 Total cost of revenue (exclusive of depreciation and amortization shown separately below) 4,042,000 7,962,000 7,209,000 15,295,000 Gross profit 12,080,000 7,142,000 20,319,000 15,039,000 Operating expenses: General andministrative 3,442,000 4,718,000 5,977,000 DepreciatioTraTirainbrtization 567,000 1,123,000 1,055,000 2,417,000 Loss on sale of fixed assets — — — 5,000 Total operating expenses 4,009,000 5,841,000 7,032,000 15,158,000 Income (loss) from operations 8,071,000 1,301,000 13,287,000 (119,000) Other income and expenses: Interest income 248,000 66,000 447,000 163,000 Interest expense — (2,000) — (3,000) Other income (expense) — 14,000 10,000 (1,000) Total other income and expenses 248,000 78,000 457,000 159,000 Income before provision for income taxes 8,319,000 1,379,000 13,744,000 40,000 Provision for income taxes 2,774,000 440,000 4,944,000 13,000 Net income $ 5,545,000 $ 939,000 $ 8,800,000 $ 27,000 Net income per share: Basic income per common share $ 0.19 $ 0.03 $ 0.30 $ 0.00 Diluted income per common share $ 0.17 $ 0.03 $ 0.27 $ 0.00 Shares used in basic per share calculations 29,792,671 29,203,500 29,528,177 29,176,833 Shares used in diluted per share calculations 33,474,800 31,245,556 33,134,080 31,442,467 The accompanying notes are an intergal part of the condensed consolidated financial statements. 5

Form 10-Q Page 18 of 26 Table of Contents Basic income per common share for the quarters ended August 31, 2008 and 2007 was $0.03 and $0.19, respectively. The basic weighted average shares outstanding for each of the quarters ended August 31,2008 and 2007 was 29,203,500 and 29,792,671, respectively. Diluted income per common share for each of the quarters ended August 31, 2008 and 2007 was $0.03 and $0.17, respectively. The diluted weighted average shares outstanding for the quarter ended August 31,2008 and 2007 was 31,245,556 and 33,474,800, respectively. T he six Months Ended August 31, 2008 Compared to the Six Months Ended August 31, 2007 During the six months ended August 31, 2008, our revenue increased approximately 10.2% to $30,334,000 as compared to $27,528,000 for the six months ended August 31, 2007. This increase was primarily attributable to an increase in lnerchandise and other revenue of approximately 556.9"%to $4,432,000 during the six months ended August 31, 2008 as compared to $970,000 for the six months ended August 31, 2007. This increase in merchandise and other revenue is primarily attributed to our acquisition of MGR pursuant to which we recognized an additional $2,662,000 of merchandise revenue. License revenue, a component of exhibition revenue, decreased to $2,400,000 for the six months ended August 31,2008 as compared to $2,500,000 for the six months ended August 31,2007. License revenue is negotiated on a venue by venue basis and the decrease is primarily due to the increased number of self-run venues where we do not receive a license fee. We incurred exhibition costs of $13,799,000 and $6,999,000 for the six months ended August 31,2008 and 2007, respectively. The increase in exhibition costs of $6,800,000 is primarily attributable to production and marketing costs for an increased number of self-run exhibitions, where all costs are recorded by us compared to partnership arrangements, where we share costs with a partner. In addition, specimen license costs were higher in the current six month period due to an increase in the number of specimen sets under our agreement with The Universe Within Project LTD, which permits us to promote three “Our Body...Universe Within” exhibitions. We incurred merchandise costs of $ 1,494,000 for the six months ended August 31,2008 compared to $ 199,000 for the same period hi the prior year. This increase is primarily a result of our acquisition of MGR. During the six months ended August 31,2008, our gross profit decreased approximately 26.0% to $15,039,000 as compared to $20,319,000 for the six months ended August 31, 2007. Gross profit was 49.6% and 73.8% for the six months ended August 31, 2008 and 2007, respectively. The decrease in our gross profit percentages is primarily attributable to an increase in the number of our self-run exhibitions. Our general and administrative expenses increased to $12,736,000 from $5,977,000, or approximately 113.1%, during the six month period ended August compared to the six month period ended August 31, 2007. The increase in general and adminstrative expenses is primarily attributable to the restructuring of our senior management team, higher professional fees and other expenses, increases in support staff to more effectively organize, administer and manage the increased number of exhibitions, additions in personnel to support new exhibitions such as Dialog in the Dark, Sports Immortals and Star-Trek, increases as result of our acquisition of MGR for additional salaries, rent and professional fees. Charges related to separation agreements with outgoing executives and directors and to a termination without cause added $1,660,000 to our general and administrative expenses in the six month period, which was offset by the reversal of $4,115,000 of previously recognized stock compensation as result of forfeitures of stock options and restricted stock by such executives and directors. This reversal of stock based compensation was partially offset as a result of a modification to the stock option agreement for one of the departing officers that totaled approximately $300,000. Our depreciation and amortization expenses increased $1,362,000 or 129.1% to $2,417,000 during the six month period ended August 31,2008 as compared to $1,055,000 for the six month period ended August 31, 2007. The increase in depreciation and amortization expense is attributable to an increase in property and equipment associated with an increase in the number of our self-run exhibitions and significant capital projects such as the Luxor Bodies exhibition and the amortization of definite life intangibles associated with The Universe Within Project LTD and our acquisition of MGR. We realized a loss from operations of $119,000 during the six months ended August 31,2008 as compared to income from operations of $13,287,000 in the same prior year period. We attribute this decrease in income from operations to a decrease in attendance and an increase in the number of our self-run exhibitions and higher costs for personnel and production related to our new exhibitions. HP 16

Premier Exhibitions, Inc. 10-K Page 1 of 2 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 10-K 2 G(3) (Mark One) 0 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended February 29, 2008 or TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to COMMISSION FILE NO. 000-24452 PREMIER EXHIBITIONS, INC. (Exact name of registrant as specified in its charter) Florida 20-1424922 (Stale or other jurisdiction of (I.R.S. Employer incorporation or organization) Identification No.) 3340 Peachtree Rd., N.E., Suite 2250 Atlanta, GA 30326 (Address of principal executive offices) Registrant’s telephone number, including area code: 404-842-2600 Securities registered pursuant to Section 12(b) of the Act: Title of Each Class Name of Each Exchange on Which Registered Common Stock, par value $0.0001 per share The Nasdaq Stock Market LLC (Nasdaq Global Market) Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes No Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes No Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes No Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer Accelerated filer 0 Non-accelerated filer Smaller reporting (Do not check if a smaller reporting company company) Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No August 31,2007, the aggregate market value of the registrant’s Common Stock held by non-affiliates of the registrant was approximately $428,606,815, based upon the closing price for such Common Stock as reported on the NASDAQ Global Market

Premier Exhibitions, Inc. 10-K Page 1 of 1 Status of Salvor-in-Possession and Interim Salvage Award Proceedings On April 12, 2002, the U.S. Court of Appeals for the Fourth Circuit affirmed two orders of the U.S. District Court for the Eastern District of Virginia in the Company’s ongoing Salvor-in-Possession case entitled R.M.S. I Titanic, Inc. v. The Wrecked and Abandoned Vessel, et al., in rem. These orders, dated September 26, 2001 and \ I October 19,2001, respectively, restricted the sale of artifacts recovered by our wholly-owned subsidiary R.M.S. Titanic, Inc., or RMST, from the Titanic wreck site. In its opinion, the appellate court reviewed and declared ambiguous the June 1994 order of the district court that had awarded ownership to RMST of all items then salvaged from the wreck of the Titanic as well as all items to be salvaged in the future so long as RMST remained Salvor-in-Possession. Having found the June 1994 order ambiguous, the court of appeals reinterpreted the order to convey only possession, not title, pending determination of a salvage award. On October 7, 2002, the U.S. Supreme Court denied RMST’s petition of appeal. On May 17, 2004, RMST appeared before the U.S. District Court for the Eastern District of Virginia for a pre- trial hearing to address issues in preparation for an interim salvage award trial. At that hearing, RMST confirmed its intent to retain its Salvor-in-Possession rights in order to exclusively recover and preserve artifacts from the wreck site of the Titanic. In addition, RMST stated its intent to conduct another expedition to the wreck site. As a result of that hearing, on July 2, 2004, the court rendered an opinion and order in which it held that it would not recognize a 1993 Proces-Verbal, pursuant to which the government of France granted RMST title to all artifacts recovered from the wreck site during the 1987 expedition. The court also held that RMST would not be permitted to present evidence at the interim salvage award trial for the purpose of arguing that RMST should be awarded title to the Titanic artifacts through the law of finds. RMST appealed the July 2, 2004 court order to the U.S. Court of Appeals for the Fourth Circuit. On January 31, 2006, the court of appeals reversed the lower court’s decision to invalidate the 1993 Proces-Verbal, pursuant to which the government of France granted RMST title to all artifacts recovered from the wreck site during the 1987 expedition. As a result, the court tacitly reconfirmed that RMST owns the approximately 1,800 artifacts recovered during the 1987 expedition. The appellate court affirmed that the lower court’s ruling held that RMST will not be I permitted to present evidence at the interim salvage award trial for the purpose of arguing that RMST should be i awarded title to the remainder of the Titanic artifacts through the law of finds. On November 30, 2007, RMST filed a motion with the U.S. District Court for the Eastern District of Virginia, Norfolk Division seeking an interim salvage award. On March 25, 2008, the court entered an order granting permission to the U.S. to file an amicus curiae (friend of the court) response regarding RMST’s motion for an i interim salvage award. The U.S. response states that an interim in specie (in kind) award with limitations, made by the court to RMST, could serve as an appropriate mechanism to satisfy RMST’s motion for a salvage award and to help ensure that the artifacts recovered by RMST from the wreck of the Titanic are conserved and curated together in an intact collection that is available to the public for historical review, educational purposes, and scientific research in perpetuity. The court has not yet ruled on our motion for an interim salvage award. On April 15, 2008, the District Court entered an order requesting the Company propose suggested covenants that would be included in an in specie award. The order also outlines a process for tether discussion pertaining to such I covenants should the court decide to issue an in specie award. The District Court has not yet determined that an in specie award is the proper remedy to satisfy the Company’s motion. We cannot predict how the court will ultimately rule on RMST’s motion for an interim salvage award.

Form 10-Q Page 1 of 26 10-Q 1 dlOq.htm FORM 10-Q 2’G(3) Table of Contents UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, B.C. 20549 FORM 10-Q (Mark One) QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the quarterly period ended August 31,2008 or TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number: 000-24452 PREMIER EXHIBITIONS, INC. (Exact name of registrant as specified in its charter) Florida 20-1424922 (State or other jurisdiction of (I.R.S. Employer incorporation or organization) Identification No.) 3340 Peachtree Road, NE, Suite 2250, Atlanta, GA 30326 (Address of principal executive offices) (Zip Code) (404) 842-2600 (Registrant’s telephone number, including area code) Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days. Yes No Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting Company. See definition of “accelerated filer,” “large accelerated filer” and “smaller reporting Company” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer Accelerated filer Non-accelerated filer Smaller reporting Company (Do not check if a smaller reporting company) Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No

Forml0-Q, Page 1 of 1 5. LegaTProceeding: On September 15, 2008, R.M.S. Titanic, Inc., a wholly-owned subsidiary of the Company (“RMST”), submitted to the United States District Court for the Eastern District of Virginia, Norfolk Division (the “Court”) in the case entitled’R.M.S. Titanic. Inc. v. The Wrecked and Abandoned Vessel, et al. in rem. revised covenants and restrictions in connection with its request for an in specie (in kind) award. The Court has not determined whether an in specie award to RMST is appropriate. 6. Goodwill and Other Intangible Assets The Company accounts for goodwill and other intangible assets pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets.” Under this pronouncement, the Company will perform an impairment test at least annually. On March 27, 2008, the Company acquired MGR Entertainment, (“MGR”), a full-service entertainment merchandising company for $2,101,000, net of cash received. This resulted in the Company recording additional goodwill of $814,000. This purchase price included debt of approximately $1,500,000 related primarily to artist advances. Subsequent to such acquisition, the Company adjusted certain pre-acquisition balances by approximately $20,000. The following is a summary of the changes in the carrying amount of goodwill for the six months ended August 31, 2008: Balance as of February 29, 2008 $1,377,000 Goodwill acquired 814,000 Goodwill recognized during the period (1) 20,000 Balance as of August 31, 2008 $2,211,000 (1) The Company adjusted certain pre-acquisition balances related to its acquisition of MGR. 9

Premier Exhibitions, Inc. 8-K Page 1 of 3 8-K 1 132866ae8vk.htm PREMIER EXHIBITIONS, INC. 8-K UNITED STATES 2.G(4) SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 8-K CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of Report Pate of earliest event reported): August 8. 2008 Premier Exhibitions, Inc. (Exact name of registrant as specified in its charter) • Florida 000-24452 20-1424922 (State or other jurisdiction of (Commission (IRS Employer incorporation) File Number) Identification No.) 3340 Peachtree Road, Suite 2250, Atlanta, Georgia 30326 (Address of principal executive offices) (Zip Code) Registrant’s telephone number, including area code: (404> 842-2600 N/A (Former name or former address, if changed since last report) Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions: Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425) Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) Pre-commencement communications pursuant to Rule 13 e-4(c) under the Exchange Act (17 CFR 240.13 e-4(c))

Premier Exhibitions, Inc. 8-K Page 2 of 3 Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers. On August 8, 2008, the Board of Directors of Premier Exhibitions, Inc. (the “Company”) re-appointed Arnie Geller as the Company’s Executive Chair, a position he held between September 2007 and March 2008. Mr. Geller, who also serves as the Company’s Chairman of the Board of Directors, has served as a Director of the Company since May 1999. Mr. Geller, age 67, served as the Company’s President from May 1993 to May 1995, and was reappointed as the Company’s President in November 1999. He served in that capacity and as Chief Executive Officer through September 2007 when he became the Company’s Executive Chair. Prior to 1993, for approximately 27 years, Mr. Gellerjhad principally-been engaged in various executive capacities in the recording industry Mr. Geller is the uncle of Mr. James S. Yaffe, a current Director of the Company No modification was made to Mr. Geller’s compensation as a result of his re-appointment as the Company’s Executive Chair The information contained in the section of the Company’s Proxy Statement dated June 24,2008 under the heading “Certain Relationships and Related Transactions “ and in Item 8.01 below is incorporated into this Item 5.02 by reference. Item 8.01. Other Events. Also on August 8,2008, the Company’s Board of Directors determined that the previously announced appointments of Harold W. Ingalls and Gregg M. Goodman to the Board of Directors were administratively ineffectual. Accordingly, Messrs. Ingalls and Goodman are not Directors of the Company. Mr. Ingalls continues to serve as the Company’s Chief Financial Officer, a position he has held since February 20, 2008.

Historical prices for PRXI (Premier Exhibitions, Inc.) — Google Finance Page 1 of 1 Historical prices « Back to overview 2.G(7) Premier Exhibitions, lnc.(NASDAQ:PRXI) Daily | Weekly Nov 18, 2008 - Nov18 2008 Update | Download to spreadsheet Date Open High Low Close volume 18-Nov-08J0.77 0.770.63(0.70/76,705 17-NOV-080.76 0.76 0.730773 120,895

Historicai prices for PRXI (Premier fixmoitions, inc.) — (aoogle finance Page 1 ot 1 Historical prices « Back to overview (Premier Exhibitions, lnc.(NASDAQ:PRXIU- Daily | Weekly jJul 1, 2007 - pul 31, 2007 Update J Download to_spieadsheet Date) Open High LowiQIos^Volume : 31-30-07 16.7517.0516.5016.56448,500 30-Jul-07 16.1716.7815.8316.61 284,000 27-Jul-07 16.8116.9415.8116.18 599,300 26-Jul-07 17.0717.1516.6316.90504,700 25-Jul-07 18.0318.1016.7317.17684,300 24-Jul-07 18.2418.2417.8017.91 543,800 23-Jul-07.8318.4017.80^25^76,700 20-Jul-07 17.6517.8817.32irB0309,300 19-Jul-07 18.0018.0117.4217.69 335,100 18-JUI-07 16.9918.6216.9017.86920,800 . . : ..• 17-Jul-07 16.8617.0616.5517.00361,000 16-Jul-07 16.5916.8316.5016.77248,800 13-Jul-07 17.2417.4016.5016.61 376,000 12-Jul-07 16.9817.3716.8817.37318,000 11-Jul-07 16.6416.9016.6116.88229,900 10-Jul-07 17.0017.0016.5516.74347,100 9-Jul-07 17.3917.6516.8017.00389,600 6-Jul-07 17.5217.7917.2817.29 345,800 5-Jul-07 17.0017.4916.4317.45762,800 3-Jul-07 16.5717.0016.4016.75389,400 2-Jul-07 15.7316.5915.7116.36433,100

Page 1 of4 A <DOCUMENT> 3.A <TYPE>8-K <SEQUENCE>1 <FILENAME>form8k.txt <DESCRIPTION>FORM 8-K <TEXT> UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 8-K CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of Report (Date of earliest event reported): March 14, 2006 Premier Exhibitions, Inc. (Exact name of Registrant as specified in its charter) Florida 000-24452 20-1424922 (State or other jurisdiction (Commission (IRS Employer of incorporation) File Number) Identification No.) 3340 Peachtree Road, Suite 2250, Atlanta, Georgia 30326 (Address of principal executive offices) (Zip Code) Registrant’s telephone number, including area code: (404) 842-2600 N/A (Former name or former address, if changed since last report) Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions: |___Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425) |___Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) |_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) |_| Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17 CFR 240.13e-4 (c)) r^"|=:PAGE>

Page 2 of4 Item 1.01 Entry into a Material Definitive Agreement. Brian Wainger, Vice President and Chief Legal Counsel. On March 14, 2006, Premier Exhibitions, Inc. (the “Company”) entered into an Employment Agreement with Brian Wainger. Mr. Wainger has served as the Company’s Vice President and Chief Legal Counsel since June 2004. Mr. Wainger’s Employment Agreement has a three year term commencing as of January 27, 2005. Under his Employment Agreement, Mr. Wainger receives an annual base salary of $173,250, which may be increased annually at the discretion of the Company’s Board of Directors. Mr. Wainger is also entitled to receive such bonuses and equity compensation awards as the Company’s Board of Directors may from time to time determine. In addition, the Employment Agreement provides for a grant to Mr. Wainger of options to purchase up to 100,000 shares of the Company’s Common Stock at an exercise price of $3.65 per share, that being the closing bid price of the Company’s Common Stock on January 27, 2006. Such options shall vest in 24 equal monthly installments, commencing the effective date of the Employment Agreement, and shall be exercisable for 10 years from such date. The Employment Agreement also entitles Mr. Wainger to participate in such health, benefit and equity compensation and retirement plans as the Company may from time to time maintain. In addition, in the event of a change of control of the Company, as defined in the Employment Agreement, Mr. Wainger shall continue to be employed on the same terms as prior to the occurrence of such change in control. If, following a change of control of the Company, there is a material change in Mr. Wainger’s compensation, benefits, status, working conditions or management responsibilities or a material change in the Company’s business objectives or policies, Mr. Wainger may voluntarily terminate his employment and the Company will become obligated to pay him a lump sum equal to 299% of his base salary. Mr. Wainger’s Employment Agreement also contains provisions that permit the Company to terminate his employment for cause, as defined in the Employment Agreement, as well as for specified events of disability. If the Company terminates Mr. Wainger’s employment for any reason other than cause, Mr. Wainger shall be entitled to a lump sum payment equal to 100% of his annual base salary until one year from the effective date of the Employment Agreement, 200% of his annual base salary until two years from the effective date of the Employment Agreement and 299% of his annual base salary until three years from the effective date of the Employment Agreement. The Employment Agreement also contains standard non-competition, confidentiality and similar restrictive covenants and as well as provisions that require the Company to indemnify and hold Mr. Wainger harmless from certain costs, expenses and liabilities incurred by him as a result of his service to the Company. A copy of Mr. Wainger’s Employment Agreement is attached to this Form 8-K as Exhibit 99.1. Tom Zaller — Vice President — Exhibitions. On March 14, 2006, the Company entered into an Amendment (the “Amendment”) to Tom Zaller’s August 4, 2003 Employment Agreement with the Company. Mr. Zaller has served as the Company’s Vice President — Exhibitions since August 2003. The Amendment extends the term of Mr. Zaller’s Employment Agreement for an additional three years from January 27, 2006, the effective date of the Amendment. In addition, the Amendment provides for a grant to Mr. Zaller of options to purchase up to 100,000 shares of the Company’s Common Stock at an exercise price of $3.65 per share, that being the closing bid price of the Company’s Common Stoc k on the effective date of the Amendment. Such options shall vest in 24 equal monthly installments, commencing the effective date of the Amendment, and shall be exercisable for 10 years from such date. In addition, upon a change of control of the Company, as defined in the Amendment, Mr. Zaller shall continue to be employed on the same terms as prior to the occurrence of such change in control. If, following a change of control of the Company, there is a material change in Mr. Zaller’s compensation, benefits, status, working conditions or management H responsibilities or a material change in the Company’s business objectives or _policies occurs, Mr. Zaller may voluntarily terminate his employment and the

Page 3 of4 Company will become obligated, to pay him a lump sum payment equal to 299% of his base salary. The Amendment also provides that if the Company terminates Mr. Zaller’s employment for any reason other than cause, as defined in his Employment Agreement, Mr. Zaller shall be entitled to be paid a lump sum equal to 100% of his annual base salary until one year from the effective date of the Amendment, 200% of his annual base salary until two years from the effective date of the Amendment and 299% of his annual base salary until three years from the effective date of the Amendment. A copy of the Amendment is attached to this Form 8-K as Exhibit 99.2. / Arnie Geller - President, Chief Executive Officer and Chairman of the^~~^\ Board. On March 14, 2006, the Company entered into a Second Amendment (the “Second Amendment”) to Mr. Geller’s February 4, 2002 Employment Agreement with the Company. Mr. Geller served as President of the Company from May 1993 to May 1995, and has served as a director of the Company since May 1999. He was reappointed as President and Chief Executive Officer of the Company in November 1999. Mr. Geller was appointed in October 2005.The Second Amendment provides, as an incentive for Mr. Geller to continue his efforts in growing the Company’s revenue and profitability that he will be paid a quarterly cash bonus equal to 10% of the Company’s quarterly net income. The provisions of the Second Amendment became effective commencing as of July 30, 2004 and a cash bonus of $233,200 paid to Mr. Geller on February 9, 2006 satisfies the Company’s obligations under the Second Amendment through the quarter ended August 31, 2005 .A copy of the Second Amendment this Form 8-K“as Exhibit 99.3. Item 9.01 Financial Statements and Exhibits (d) The following exhibits are included with this report: Exhibit 99.1 Employment Agreement between Premier Exhibitions, Inc. and Brian Wainger. Exhibit 99.2 Amendment to Employment Agreement between Premier Exhibitions, Inc. and Tom Zaller. Exhibit 99.3 Second Amendment to Employment Agreement between Premier Exhibitions, Inc. and Arnie Geller SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized. Premier Exhibitions, Inc. Date: March 20, 2006 By: /s/ Arnie Geller Arnie Geller President and Chief Executive Officer

Page 1 of 1 <DOCUMENT> <TYPE>EX-99.3 <SEQUENCE>4 <FILENAME>ex99-3.txt <DESCRIPTION>2ND AMENDMENT EMPLOYMENT — ARNIE GELLER <TEXT> SECOND AMENDMENT TO EMPLOYMENT AGREEMENT This Second Amendment to Employment Agreement (“Second Amendment”) effective as of the 27th day of January, 2006, by and between Premier Exhibitions, Inc., a corporation organized under the laws of the State of Florida and having a place of business at 3340 Peachtree Road NE, Suite 2250, Atlanta, Georgia 30326 (“Premier”) and Arnie Geller, a resident of the state of Georgia (Executive). WHEREAS, PREMIER and Executive are parties to an Employment Agreement dated February 4, 2002 and to an Amendment to Employment Agreement dated April 10, 2004; and WHEREAS, PREMIER and Executive desire to modify certain provisions of the Employment Agreement. NOW, THEREFORE, in consideration of the mutual covenants and conditions contained in this Second Amendment, the parties hereto agree to modify the provisions as follows: 1. Executive shall receive 10% (TEN PERCENT) of Premier’s quarterly net income for each of the Fiscal Quarters during which this Employment Agreement remains in effect. Such payment to be made ) I as a cash bonus to reward Executive for his efforts in the future revenue growth and profitability of Premier and should be made retroactively for all periods commencing July 30, 2004. 2. All other provisions and conditions in the Employment Agreement and First Amendment to Employment Agreement not revised or modified by this Second Amendment remain in full force and effect. IN WITNESS WHEREOF, the parties have executed this Second Amendment and affixed their hand and seal hereto. PREMIER EXHIBITIONS, INC. EXECUTIVE By: By: Date: Date: </TEXT> </DOCUMENT>

Page 1 of2 <DOCUMEMT> <TYPE>8-K 3.A <SEQUENCE>1 <FILENAME>form8k.txt <DESCRIPTION>FORM 8-K <TEXT> UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 8-K CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of Report (Date of earliest event reported): March 21, 2006 Premier Exhibitions, Inc. (Exact name of Registrant as specified in its charter) Florida 000-24452 20-1424922 (State or other jurisdiction (Commission (IRS Employer of incorporation) File Number) Identification No.) 3340 Peachtree Road, Suite 2250, Atlanta, Georgia 30326 (Address of principal executive offices) (Zip Code) Registrant’s telephone number, including area code: (404) 842-2600 N/A (Former name or former address, if changed since last report) Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions: |_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425) |_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) |_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) |_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c)) r^1 ^w

Page 2 of2 Item 1.01 Entry into a Material Definitive Agreement. Arnie Geller — President, Chief Executive Officer and Chairman oftKe I Board. On March 21, 2006, Premier Exhibitions, Inc. (the “Company”) entered into ^^n a Third Amendment (the “Third Amendment”) to Mr. Geller’s February 4, 2002 Employment Agreement with the Company. The Third Amendment terminates Section 1 of the Second Amenedment All future executive compensation arrangements will be determined by a Compensation Committee of the Company’s Board of Directors. The Company’s Board of Directors expects to establish a Compensation Committee, to be comprised entirely of independent Directors, during its first quarter ending May 31, 2006. A copy of the Third Amendment is attached to this Form 8-K as Exhibit 99.1. Item 9.01 Financial Statements and Exhibits (d) The following exhibit is included with this report: E xhibit 99.1 Third Amendment to Employment Agreement between Premier Exhibitions, Inc. and Arnie Geller. ) SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized. Premier Exhibitions, Inc. Date: March 21, 2006 By: /s/ Arnie Geller Arnie Geller President and Chief Executive Officer </TEXT> </DOCUMENT>

Page 1 of 1 <DOCUMENT> <TYPE>EX-99.1 <SEQUENCE>2 <FILENAME>ex99-1.txt <DESCRIPTION>3RD AMENDMENT TO EMPLOYMENT — ARNIE GELLER <TEXT> third amjn™ent to employment agreemenx) This Third Amendment to Employment Agreement (“Third Amendment”) effective as of the 21st day of March, 2006, by and between Premier Exhibitions, Inc., a corporation organized under the laws of the State of Florida and having a place of business at 3340 Peachtree Road NE, Suite 2250, Atlanta, Georgia 30326 (“Premier”) and Arnie Geller, a resident of the state of Georgia (Executive). WHEREAS, PREMIER and Executive are parties to an Employment Agreement dated February 4, 2002 and to an Amendment to Employment Agreement dated April 10, 2004 and to a Second Amendment to Employment Agreement dated January 27, 2006; and WHEREAS, PREMIER and Executive desire to modify certain provisions of the Employment Agreement. NOW, THEREFORE, in consideration of the mutual covenants and_conditions contained in this Second Amendment the parties hereto agree to modify the provisiorisas follows: 1. Section 1 of the Second Amendment to Employment Agreement is terminated in its entirety. 2. All other provisions and conditions in the Employment Agreement and First Amendment to Employment Agreement and Second Amendment to Employment Agreement not revised or modified by this Third Amendment remain in full force and effect. IN WITNESS WHEREOF, the parties have executed this Third Amendment and affixed their hand and seal hereto. PREMIER EXHIBITIONS, INC. EXECUTIVE By: By: Date: Date: </TEXT> </DOCUMENT>

‘Bodies’ CEO Resigns After ‘20/20’ Report Page 1 of 1 NEWS 3.A |Bodies’ CEO Resigns After ‘20/20’ Report) Company Maintains Geller Decided to Leave for Retirement, Not Because of ‘20/20’ Investigation By ANNA SCHECTER April 21, 2008 The CEO of a company that runs a controversial exhibit of “plasticized” Chinese bodies, Premier Exhibitions, has resigned, according to an SEC filing by the company. Arnie Geller submitted his resignation in March, weeks after a “20/20” report on the company’s practices triggered an inquiry by the New York attorney general’s office. The company, which never announced the change in management in a press release according to a review of its Web site, said Geller’s resignation was not connected to the questions “raised about the human bodies or to Geller’s appearance on “20/20.” The company’s general counsel, Brian Wainger, said Geller stepped down because “he decided it was time to retire.” Wainger said Geller “is not involved with the day-to-day business of the company” but will continue as chairman of the board of directors. The “20/20” report disputed the company’s and Geller’s account that all of the bodies came from a medical school in Dalian, China. School officials told “20/20” it was “not true” that the school provides bodies for display in the United States. Instead, the report found the bodies were provided by a private company run by a professor from the medical university which initially supplied the bodies but recently pulled out because of bad publicity. The “20/20” report discovered a “thriving black market” in Chinese bodies, and a self-admitted dealer in the bodies black market described “body runs” to a location where bodies, including those of executed prisoners, were sold for . $200 to $300. Geller denied Premier knowingly used the bodies of executed prisoners. Wainger said Premier would soon announce changes in the way the company runs the exhibitions?) New York Attorney General Andrew Cuomo would not comment on the ongoing investigation. Click Here for the Investigative Homepage. Copyright © 2008 ABC News Internet Ventures

Premier Exhibitions/Arnie Geller SC 13D/A Page 2 of 14 3.A OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response...14.5 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, B.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1 )* Premier Exhibitions, Inc. (Name of Issuer) Common Stock, $0.0001 par value per share (Title of Class of Securities) 74051E102 (CUSIP Number) Arnie Geller 3340 Peachtree Road, N.E., Suite 2250 Atlanta, Georgia 30326 (404) 842-2600 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) January 27, 2007 (Date of Event Which Requires Filing of this Statement) If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. D Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent. * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Premier Exhibitions/Arnie Geller SC 13D/A Page 7 of 14 Item 1. Security and Issuer This statement relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Premier Exhibitions, Inc. (the “Issuer), whose principal executive offices are located at 3340 Peachtree Road, N.E., Suite 2250, Atlanta, GA 30326. This Amendment No. 1 to Schedule 13D amends and restates in its entirety the Schedule 13D filed by Arnie Geller and Judith Geller on August 6,2004. Item 2. Identity and Background This Schedule 13D is filed jointly by Arnie Geller and Judith Geller, husband and wife. Arnie Geller’s and Judith Geller’s business address is 3340 Peachtree Road, N.E., Suite 2250, Atlanta, GA 30326. Arnie Geller is President, Chief Executive Officer, and Chairman of the Board of Directors of the Issuer. Judith Geller is an author and free lance writer/designer and performs consulting services for the Issuer. During the last five years, neither of Arnie Geller nor Judith Geller has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). (e) Except as set forth below, during the last five years, neither of Arnie Geller nor Judith Geller has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in Arnie Geller or Judith Geller being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Following the change in control of the Issuer in November 1999 (specifically, the removal of four members of the Board of Directors), the staff of the Securities and Exchange Commission (the “SEC”) began an investigation of the circumstances surroundingjhaj change in control. The Issuer later learned that prior to beginning its investigation, the SEC staff had received complaint letters from formefmembers of 1 management who had been displaced as a result of the November 1999 Board removal action. At the conclusion of the SEC staff’s I investigation, the staff recommended that no enforcement action should be brought against the Issuer, and that the Commission should enter I into a non-fraud settlement with Arnie Geller based on alleged violations of Section 13(d) of the SecuritiesJ ExchangeActofl934 (“Exchange Act”), Section 14(a) of the Exchange Act, and related rules. Pursuant to the settlement, Arnie Geller neither admitted norUented the allegations of the complaint and agreed to pay a civil penalty in the amount of $85,000. The SEC’s complaint did not include any violations of the antifraud provisions of the securities laws. The SEC filed its complaint, along with the final judgment and Arnie Geller’s consent, with the / United States District Court for the District of Columbia on November 19, 2004. (f) Arnie Geller and Judith Geller are both citizens of the United States of America. 4

ATTACHMENTS TO THIS LETTER

PRXI; Analyst Estimates for Premier Exhibitions, Inc. - Yahoo! Finance Page 1 of 2 2 I QET QUOTES J Finance Search Premier Exhibitions Inc. (PRXI) At 12:5opm et: 1.32 o.oo (o oo%) Analyst Estimates Get Analyst Estimates for: [” GO| . Current Qtr NextQtr Current Year Next Year Earnings Est Nov-08 Feb-09 Feb-09 Feb-10 Avg. Estimate 0.02 -0.01 0.04 0.21 No. of Analysts 5 4 5 4 Low Estimate -0.03 -0.05 -0.05 0.10 High Estimate 0.08 0.05 0.15 0.30 Year Ago EPS 0.08 0.02 0.37 0.04 Next Earnings Date: 8-Jan-09 — Set a Reminder Current Qtr NextQtr Current Year Next Year Revenue Est Nov08 FebQg Febog Feb10 Avg. Estimate 15.83M 15.21M 61.37M 70.62M No. of Analysts 4 4 4 3 Low Estimate 14.10M 12.60M 57.00M 63.90M High Estimate 17.50M 18.29M 66.12M 83.70M Year Ago Sales 16.74M 17.19M 61.45M 61.37M Sales Growth _54% _U5% _QA% 15/|% (year/est) /Earnings History Nov-07 Feb-08 May-08 Aug oT EPS Est 0.13 0.06 0.06 0.01 j EPS Actual 0.08 0.02 -0.03 0.03 j Difference -0.05 -0.04 -0.09 0.02 J I Surprise % -38.5% -66.7% -150.0% 200.0%/ Current Qtr NextQtr Current Year Next Year EPS Trends Nov08 Febog Feb_og Feb10 Current Estimate 0.02 -0.01 0.04 0.21 7 Days Ago 0.04 0.01 0.06 0.21 30 Days Ago 0.03 0.01 0.04 0.18 60 Days Ago 0.02 0.04 0.14 0.28 90 Days Ago 0.02 0.04 0.14 0.28 Current Qtr NextQtr Current Year Next Year EPS Revisions Nov_Q8 Feb_og Feb_og Feb_1Q Up Last 7 Days 0 0 0 0 Up Last 30 Days 0 0 0 0 Down Last 30 . . . 0 Days Down Last 90 Days Growth Est PRXI Industry Sector S&P 500

PRXI: Analyst Estimates for Premier Exhibitions, Inc. - Yahoo! Finance Page 2 of 2 Current Qtr. -75.0% N/A N/A N/A NextQtr. -150.0% N/A N/A N/A This Year -89.2% N/A N/A N/A Next Year 425.0% N/A N/A N/A Past 5 Years (per annum) Next 5 Years (per annum) Price/Earnings (avg. for comparison categories) PEG Ratio (avg. for comparison 1.87 N/A N/A N/A categories) a Add to Portfolio ‘& Set Alert h Email to a Friend Get Analyst Estimates for Another Symbol: | GO| Symbol Lookup • Upgrades & Downgrades • Conference Calls

Premier Exhibitions, Inc. 10-Q Page 1 of 1 UNITED STATES 2 SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 10-Q (Mark One) 0 QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the quarterly period ended November 30.2007 or ? TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number: 000-24452 PREMIER EXHIBITIONS, INC. (Exact name of registrant as specified in its charter) Florida 20-1424922 (State or other jurisdiction of (I.R.S. Employer Identification No.) incorporation or organization) 3340 Peachtree Road, NE, Suite 2250, Atlanta, GA 30326 (Address of principal executive offices) (Zip Code) (404) 842-2600 (Registrant’s telephone number, including area code) Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days. Yes 0 No D Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ? Accelerated filer 0 Non-accelerated filer ? Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ? No 0 The number of shares outstanding of the registrant’s common stock on January 2,2008 was 30,158,839. 1

Premier Exhibitions, Inc. 10-Q Page 1 of 1 Premier Exhibitions, Inc. and Subsidiaries Consolidated Statements of Operations (unaudited) ( Three Months Ended November 3Q > Nine Months Ended November 30, ~2006 ~ r — 2007 -n 2006 2007 Revenue: — — Exhibition revenue $ 7,659,000 $16,311,000 $19,006,000 $42,806,000 Merchandise and other 262,000 410,000 961,000 1,380,000 Sale of coal 25,000 14,000 81,000 77,000 Total revenue 7,946,000 16,735,000 20,048,000 44,263,000 Cost of revenue: Exhibition costs 1,867,000 5,172,000 4,404,000 .12,171,000 Cost of merchandise sold 30,000 29,000 105,000 228,000 Cost of coal sold 4,000 4,000 10,000 15,000 Total cost of revenue (exclusive of depreciation and amortization shown separately below) 1,901,000 5,205,000 4,519,000 12,414,000 Gross profit 6,045,000 11,530,000 15,529,000 31,849,000 Operating expenses: General and administrative 2,105,000 6,934,000 6,563,000 12,912,000 Depreciation and amortization 341,000 614,000 1,053,000 1,668,000 Litigation settlement — — 350,000 — Total operating expenses 2,446,000 7,548,000 7,966,000 14,580,000 Income from operations 3,599,000 3,982,000 7,563,000 17,269,000 Other income and expenses: Interest income 55,000 289,000 107,000 736,000 Interest expense (12,000) — (51,000) — Other income 25,000 — 36,000 10,000 Total other income and expenses 68,000 289,000 92,000 746,000 Income before provision for income taxes 3,667,000 4,271,000 7,655,000 18,015,000 Provision for income taxes 1,467,000 1,541,000 3,062,000 6,485,000 Net income $ 2,200,000 $ 2,730,000 $ 4,593,000 $11,530,000 Net income per share: Basic income per common share $ 0-08 $ ,...___0.09 $ 0.17 $ 0-39 C M djlffcomeJ r omflTOOto $ 0-07 jP 0.0 $ 0.15 $ 0-35 Shares used in basic per share calculations 28,310,105 30,047,900 27,338,690 29,660,719 Shares used in diluted per share calculations 31,881,095 34,097,129 30,665,766 33,303,780 The accompanying notes are an integral part of the consolidated financial statements 4

Premier Exhibitions, Inc. 10-K Page 2 of 73 Table of Contents 2 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 10-K (Mark One) Ef ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended February 29,2008 or D TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to COMMISSION FILE NO. 000-24452 PREMIER EXHIBITIONS, INC. (Exact name of registrant as specified in its charter) Florida 20-1424922 (State or other jurisdiction of (I.R.S. Employer incorporation or organization) Identification No.) 3340 Peachtree Rd., N.E., Suite 2250 Atlanta, GA 30326 (Address of principal executive offices) Registrant’s telephone number, including area code: 404-842-2600 Securities registered pursuant to Section 12(b) of the Act: Title of Each Class Name of Each Exchange on Which Registered Common Stock, par value $0.0001 per share The Nasdaq Stock Market LLC (Nasdaq Global Market) Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes D No 0 Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ? No 0 Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities’Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes 0 No D Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ? Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ? Accelerated filer 0 Non-accelerated filer ? Smaller reporting (Do not check if a smaller reporting company ? company) Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ? No 0

Premier Exhibitions, Inc. 10-K Page 66 of 73 Table of Contents PREMIER EXHIBITIONS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued) Note 12. Acquisitions In March 2005, the Company, through its wholly-owned subsidiary, Premier Acquisitions, Inc. (“PAI”), a Nevada corporation, acquired all the membership interests in Exhibitions International, LLC (“El”), a Nevada LLC. El held certain exclusive licensing rights to certain anatomical specimens and exhibitry that would significantly broaden the Company’s offerings in its human anatomy educational exhibition business. The acquisition of El was completed as follows: (1) payment of $1,500,000 by PAI for 100% of the membership interests of El; (2) payment by PAI of a debt of El in the amount of $582,000; (3) the assumption of $750,000 of debt; (4) the issuance of 200,000 shares of the Company’s common stock, valued at $1.54 per share; and (5) the issuance to El of two-year warrants to acquire 300,000 shares of the Company’s common stock, which warrants have respective strike prices of $1.25 (with respect to 100,000 shares of common stock), $1.50 (with respect to 100,000 shares of common stock), and $1.75 (with respect to 100,000 shares of common stock). The fair value of the two-year warrants for El to acquire 300,000 shares of the Company’s common stock was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: Expected life of options: 2 years Risk-free interest rate: 4.75% Expected volatility: 100.0% Expected dividend yield: $ -0- The estimated value of these warrants is approximately $299,000, which was recorded in exhibition licenses in the Company’s financial statements. These warrants were exercised during the year ended February 28,2007, yielding the Company proceeds of $450,000. On December 3, 2007, the Company acquired the license rights to promote three additional full sets of human anatomy specimens pursuant to an agreement with the sole owner of The Universe Within Touring Company, LLC, whereby all of the outstanding membership interests of such entity were acquired for $5,000,000. The Company recorded definite-life intangible assets of approximately $3,600,000, which consisted of licenses and contracts, and goodwill of approximately $1,400,000. Note 13. Employee Savings Plans Effective March 2004, the Company adopted the R.M.S. Titanic, Inc. 401(k) and Profit Sharing Plan (the “Plan”) under section 401(k) of the Internal Revenue Code of 1986, as amended. Under the Plan, all employees eligible to participate may elect to contribute up to the lesser of 60% of their salary or the maximum allowed under the Code. All employees who are at least age 21 are eligible to participate. The Company may elect to make contributions to the Plan at the discretion of the Board of Directors. During fiscal year ended February 29, 2008, the Company made no qualified matching contributions to the Plan. The Plan name was changed to the Premier Exhibitions 401(k) and Profit Sharing Plan in May, 2005. Note 14. Quarterly Financial Data (Unaudited) x- — UjQuartersEnded May 31, August317°” /“November 307 y February 29, } Fiscal 2008 2007 2007 V 200L, — 2008 J Revenue $11,406,000 $16,122,000 $16,735,000 $17,191,000 Expenses 8,151,000 10,577,000 14,005,000 16,412,000 Net Income 3,255,000 5,545,000 2,730,000 779,000 Basic income per common share $ 0.11 $ 0.19 $ 0.09 $ 0.03 ( ratel3-mc6me erc6mmon sfiarjr $ 0.10 $ 0.17 $ ( 0J0?> $ C&QjP 60

PREMIER EXHIBITIONS, INC. 10-Q Page 1 of 1 UNITED STATES 2 SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 10-Q (Mark One) 0 QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the quarterly period ended May 31.2008 or D TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number: 000-24452 PREMIER EXHIBITIONS, INC. (Exact name of registrant as specified in its charter) Florida 20-1424922 (State or other jurisdiction of (I.R.S. Employer Identification No.) incorporation or organization) 3340 Peachtree Road, NE, Suite 2250, Atlanta, GA 30326 (Address of principal executive offices) (Zip Code) (404) 842-2600 (Registrant’s telephone number, including area code) Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days. Yes 0 No D Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting Company. See definition of “accelerated filer,” “large accelerated filer” and “smaller reporting Company” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ? Accelerated filer 0 Non-accelerated filer ? Smaller reporting company ? (Do not check if a smaller reporting company) Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes D No 0 The number of shares outstanding of the registrant’s common stock on July 7,2008 was 30,249,781.

PREMIER EXHIBITIONS, INC. 10-Q Page 1 of 1 Premier Exhibitions, Inc. and Subsidiaries Condensed Consolidated Statements of Operations (unaudited) C Three MonthsEndedMay“3’fr -— . 2007 “ 7 2008 “/ Revenue: —— “ Exhibition revenues $11,016,000 $13,259,000 Merchandise and other 358,000 1,965,000 Sale of coal 32,000 6,000 Total revenue 11,406,000 15,230,000 Cost of revenue: Exhibition costs 3,059,000 6,359,000 Cost of merchandise sold 101,000 973,000 Cost of coal sold 7,000 1,000 Total cost of revenue (exclusive of depreciation and amortization shown separately below) 3,167,000 7,333,000 Gross profit 8,239,000 7,897,000 Operating expenses: General and administrative 2,535,000 8,018,000 Depreciation and amortization 488,000 1,294,000 Loss on sale of fixed asset — 5,000 Total operating expenses 3,023,000 9,317,000 Income (loss) from operations 5,216,000 (1,420,000) Other income and expenses: Interest income 199,000 97,000 Interest expense — (1,000) Other income (expense) 10,000 (15,000) Total other income and expenses 209,000 81,000 Income (loss) before provision for income taxes 5,425,000 (1,339,000) Provision for income taxes 2,170,000 (427,000) Net income (loss) $ 3,255,000 $ (912,000) Net income (loss) per share: Basic income (loss) per common share $ 0.11 $ (0.03) {” Dih edTncohie (loss) perco mlnon“sEare)) $ 0.10 f% ((DB Shares used in basic per share calculations 29,261,380 30,041,614 Shares used in diluted per share calculations 33,121,190 32,452,313 The accompanying notes are an integral part of the consolidated financial statements. 5

FormlO-Q” Page 1 of 1 UNITED STATES 2 SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 10-Q (Mark One) m QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the quarterly period ended August 31,2008 or ? TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number: 000-24452 PREMIER EXHIBITIONS, INC. (Exact name of registrant as specified in its charter) Florida 20-1424922 (State or other jurisdiction of (I.R.S. Employer incorporation or organization) Identification No.) 3340 Peachtree Road, NE, Suite 2250, Atlanta, GA 30326 (Address of principal executive offices) (Zip Code) (404) 842-2600 (Registrant’s telephone number, including area code) Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days. Yes [3 No D Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting Company. See definition of “accelerated filer,” “large accelerated filer” and “smaller reporting Company” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ? Accelerated filer HI Non-accelerated filer ? Smaller reporting Company ? (Do not check if a smaller reporting company) Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes D No S The number of shares outstanding of the registrant’s common stock on October 6, 2008 was 29,284,999.

ForrnlO-Q Page 1 of 1 Premier Exhibitions, Inc. and Subsidiaries Condensed Consolidated Statements of Operations (unaudited) ( Thtee_Mpjiths Ended August 31, i Six Months Ended August 31, . 2007 1 2008 J 2007 2008 Revenue: — Exhibition revenue $15,480,000 $12,636,000 $26,496,000 $25,895,000 Merchandise and other 612,000 2,467,000 970,000 4,432,000 Sale of coal 30,000 1,000 62,000 7,000 Total revenue 16,122,000 15,104,000 27,528,000 30,334,000 Cost of revenue: Exhibition costs 3,940,000 7,440,000 6,999,000 13,799,000 Cost of merchandise sold 98,000 521,000 199,000 1,494,000 Cost of coal sold 4,000 1,000 11,000 2,000 Total cost of revenue (exclusive of depreciation and amortization shown separately below) 4,042,000 7,962,000 7,209,000 15,295,000 Gross profit 12,080,000 7,142,000 20,319,000 15,039,000 Operating expenses: General and administrative 3,442,000 4,718,000 5,977,000 12,736,000 Depreciation and amortization 567,000 1,123,000 1,055,000 2,417,000 Loss on sale of fixed assets — — — 5,000 Total operating expenses 4,009,000 5,841,000 7,032,000 15,158,000 Income (loss) from operations 8,071,000 1,301,000 13,287,000 (119,000) Other income and expenses: Interest income 248,000 66,000 447,000 163,000 Interest expense — (2,000) — (3,000) Other income (expense) ___14,000 10,000 (1,000) Total other income and expenses 248,000 78,000 457,000 159,000 Income before provision for income taxes 8,319,000 1,379,000 13,744,000 40,000 Provision for income taxes 2,774,000 440,000 4,944,000 13,000 Net income $ 5,545,000 $ 939,000 $ 8,800,000 $ 27,000 Net income per share: Basic income per common share $ 0.19 $ 0.03 $ 0.30 $ 0.00 |fi|!l $ 0-17 C$ “OfiT) $ 0.27 $ 0.00 Shares used in basic peTsTiarrcalculations 29,792,671 29,203,500 29,528,177 29,176,833 Shares used in diluted per share calculations 33,474,800 31,245,556 33,134,080 31,442,467 The accompanying notes are an intergal part of the condensed consolidated financial statements. 5

FormlO-Q Page 1 of 1 UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 10-Q (Mark One) El QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the quarterly period ended August 31,2008 or ? TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number: 000-24452 PREMIER EXHIBITIONS, INC. (Exact name of registrant as specified in its charter) Florida 20-1424922 (State or other jurisdiction of (I.R.S. Employer incorporation or organization) Identification No.) 3340 Peachtree Road, NE, Suite 2250, Atlanta, GA , 30326 (Address of principal executive offices) (Zip Code) (404) 842-2600 (Registrant’s telephone number, including area code) Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days. Yes 13 No D Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting Company. See definition of “accelerated filer,” “large accelerated filer” and “smaller reporting Company” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ? Accelerated filer S Non-accelerated filer ? Smaller reporting Company D (Do not check if a smaller reporting company) Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes D Nol The number of shares outstanding of the registrant’s common stock on October 6, 2008 was 29,284,999.

FormlQ-Q Page 1 of 1 Premier Exhibitions, Inc. and Subsidiaries Condensed Consolidated Statements of Operations (unaudited) /-—* “ —- —.___Three Months Ended August 31, / Six Months Ended August 31, \ 2007 2008 ( 2007 2008 } Revenue: — — Exhibition revenue $15,480,000 $12,636,000 $26,496,000 $25,895,000 Merchandise and other 612,000 2,467,000 970,000 4,432,000 Sale of coal 30,000 1,000 62 000 7,000 ( fotal revenue 16,122,000 15,104,000 ( 52 W> <2p 334J0 Cost of revenue: Exhibition costs 3,940,000 7,440,000 6,999,000 13,799,000 Cost of merchandise sold 98,000 521,000 199,000 1,494,000 Cost of coal sold 4,000 1,000 11,000 2,000 Total cost of revenue (exclusive of depreciation and amortization shown separately below) 4,042,000 7,962,000 7,209,000 15,295,000 Gross profit 12,080,000 7,142,000 20,319,000 15,039,000 Operating expenses: .,, -*™»« —___——___/“General and admffiitoRve X 3,442,000 4,718,000 /5,977,000 12,736,000 [Depreciation and amortization J 567,000 1,123,000 (jLS O lT OOO / Loss on sale of Tixe3 assets — — ___ “3 0*00 Total operating expenses 4,009,000 5,841,000 7,032,000 15,158,000 Income (loss) from operations 8,071,000 1,301,000 13,287,000 (119,000) Other income and expenses: Interest income 248,000 66,000 447,000 163,000 Interest expense — (2,000) — (3,000) Other income (expense) ___14,000 10,000 (1,000) Total other income and expenses 248,000 78,000 457,000 159,000 Income before provision for income taxes 8,319,000 1,379,000 13,744,000 40,000 Provision for income taxes 2,774,000 440,000 4,944,000 13,000 Net income $ 5,545,000 $ 939,000 $ 8,800,000 $ 27,000 Net income per share: Basic income per common share $ 0.19 $ 0.03 $ 0.30 $ 0.00 Diluted income per common share $ 0.17 $ 0.03 $ 0.27 $ 0-00 Shares used in basic per share calculations 29,792,671 29,203,500 29,528,177 29,176,833 Shares used in diluted per share calculations 33,474,800 31,245,556 33,134,080 31,442,467 The accompanying notes are an intergal part of the condensed consolidated financial statements. 5

3 FOR IMMEDIATE RELEASE Contact: Bud Ingalls Chief Financial Officer (404) 842-2638 PREMIER EXHIBITIONS, INC. REPORTS SECOND QUARTER RESULTS ATLANTA, GA — October 7, 2008 — Premier Exhibitions, Inc. (NASDAQ: PRXI), a major developer of touring museum quality exhibitions, today announced its financial results for the second quarter ended August 31, 2008. Premier Exhibition’s fiscal year ends February 28,2009 (“Fiscal 2009”). Revenue for the second quarter decreased 6%, to $15.1 million, compared to $16.1 million in the second quarter of the fiscal year ended February 29, 2008 (“Fiscal 2008”). For the six months ended August 31, 2008, revenue increased 10% to $30.3 million, compared to $27.5 million for the same period in the prior year. Net income was $0.9 million in the second quarter compared to net income of $5.5 million in the same quarter last year. For the six month period ended August 31,2008, net income was $0.0 million, compared to $8.8 million for the same period in the prior year. Diluted income per common share for the quarters ended August 31, 2008 and August 31, 2007 was $0.03 and $0.17, respectively. EBITDA (a non-GAAP measure) for the second quarter of Fiscal 2009 and for the same period last year was $2.4 million and $8.6 million, respectively. Adjusted EBITDA (a non-GAAP measure) for the second quarter of Fiscal 2009 and for the same period last year was ($0.2) million and $9.1 million, respectively. Diluted income per common share for the six months ended August 31, 2008 and August 31, 2007 was $0.00 and $0.27, respectively. EBITDA for the first six months of Fiscal 2009 and for the same period last year was $2.3 million and $14.3 million, respectively. Adjusted EBITDA for the first six months of Fiscal 2009 and for the same period last year was $1.3 million and $15.3 million, respectively. Starting in the first quarter of Fiscal 2009, the Company began presenting total gross revenue as a new, non-GAAP financial measure. The Company believes that total gross revenue is an important metric that provides relevant information on the true scale of the Company’s operations. For the quarter ended August 31, 2008, total gross revenue was $31.1 million, and for the six months ended August 31, 2008, total gross revenue was $62.0 million. A reconciliation of all non-GAAP measures presented in this press release to their most directly comparable GAAP financial measure, together with a definition of each such measure and an explanation of why management believes such non-GAAP financial measure provides useful information to investors, is provided as an exhibit to this press release. Chairman & CEO Perspective “The second quarter of Fiscal 2009 was marked by significant organizational change and continued financial performance well below our expectations,” said Arnie Geller, Chairman and CEO. “After reassuming operational leadership of the Company in August, my first order of business was to conduct a thorough review of all aspects of the Company’s business and its operations. The goal of this review was threefold: (1) to ensure that as a Company we are making decisions that will enable us to navigate around the current economic challenges; (2) to streamline our cost structure where appropriate;

Premier Exhibitions, Inc. and Subsidiaries Consolidated Statements of Operations (unaudited) Three Months Ended / Six Months Ended \ August 31, August 31, / August 31, August 31, j 2007 2008 y 2007 2008 J Revenue: Exhibition revenue $15,480,000 $12,636,000 $26,496,000 $25,895,000 Merchandise and other 612,000 2,467,000 970,000 4,432,000 Sale of coal 30,000 1,000 62jK)0 7,000 ( otaTrwenue 16,122,000 15,104,000 C27 gRT>” OS S0 Cost of revenue: Exhibition costs 3,940,000 7,440,000 6,999,000 13,799,000 Cost of merchandise sold 98,000 521,000 199,000 1,494,000 Cost of coal sold 4,000 1,000 11,000 2,000 Total cost of revenue (exclusive of depreciation and amortization shown separately below) 4,042,000 7,962,000 7,209,000 15,295,000 Gross profit 12,080,000 7,142,000 20,319,000 15,039,000 Operating expenses: ___——— i eneraTanir 3,442,000 4,718,000 / 5,977,000 12,736,000} (jDepreciation and amorfation....... , .... ) 567,000 1,123,000 jj:055:000___2,417,000/ Loss on sale of fixed assets -___-___-___5,000 Total operating expenses 4,009,000 5,841,000 7,032,000 15,158,000 Income (loss) from operations 8,071,000 1,301,000 13,287,000 (119,000) Other income and expenses: Interest income 248,000 66,000 447,000 163,000 Interest expense - (2,000) — (3,000) Other income (expense) -___ 14,000 10,000 (1,000) Total other income and expenses 248,000 78,000 457,000 159,000 Income before provision for income taxes 8,319,000 1,379,000 13,744,000 40,000 Provision for income taxes 2,774,000 440,000 4,944,000 13,000 Net income $ 5,545,000 $ 939,000 $ 8,800,000 $ 27,000 Net income per share: Basic income per common share $ 0.19 $ 0.03 $ 0.30 $ 0.00 Diluted income per common share _J> 0.17 $ 0.03 $ 0.27 $ 0.00 Shares used in basic per share calculations 29,792,671 29,203,500 29,528,177 29,176,833 Shares used in diluted per share calculations 33,474,800 31,245,556 33,134,080 31,442,467

December 9, 2008 VIA E-MAIL AND REGISTERED MAIL Board of Directors Premier Exhibitions, Inc. 3340 Peachtree Road, N.E. Suite 2250 Atlanta, GA 30326 Re: Premier Exhibitions, Inc. — Request for Information on Terminating Mr. Arnie Geller, Chairman and CEO, for Cause Directors of Premier Exhibitions: On behalf of Mark Hugh Sam and myself (together the “Sellers Directors”), I am forwarding for your review our comments in response to the letter our counsel, Derek Bork of Thompson Hine, received from Bill Schifino, counsel for the Company, dated December 5, 2008 {see Attachment 1). In his correspondence, Mr. Schifino requested that Sellers Capital give reasons why we believe that Arnie Geller should be terminated for cause. The letter from Mr. Schifino established an arbitrary deadline for our response and we have done our best to respond accordingly. However, it is our position that the Board can, and should, review the performance of the Company’s chief executive any time there is a question about that executive’s competency or actions. As Mr. Schifino’s letter states, we have a fiduciary duty to report to the Board our concerns and the Board “has an obligation to consider the allegations.” Although we have brought many of these issues to your attention in our meetings, through our press releases and in our preliminary Consent Solicitation Statement, we have prepared this document to summarize all of our concerns while complying with Mr. Schifino’s request. It is our belief and understanding that the Board will immediately convene to discuss this matter with Mr. Geller being excused from the discussion. Mr. Schifino clearly states that the Board has an obligation to investigate and we would support that effort. Our preliminary Consent Solicitation Statement (which is hereby incorporated by reference) describes in broad language many of the reasons we believe Mr. Geller should be terminated as CEO and Chairman of Premier, but here are some additional, more specific, reasons that form the basis for his termination with cause. 311 South Wacker Drive, Suite 925 Chicago, Illinois 60606 P (312) 775-1300 F (312) 775-1310
4

Board of Directors, Premier Exhibitions, Inc. December 9, 2008 Page 2 1) Mr. Geller has repeatedly acted without board approval on matters of significant importance to the Company. For example: a. Instructing Mr. Schifino to deliver the letter that precipitated this response. The Board was not consulted on whether to solicit comments regarding Sellers Capital’s basis for seeking Mr. Geller’s termination for cause. No such discussion is documented in the minutes distributed by Ms. King yesterday to the Directors nor is this topic discussed in any earlier minutes distributed to Directors. Any matter related to terminating an executive officer of the Company for cause should have been brought before the Board before any letter was sent soliciting the specific input of any party. It is apparent that Mr. Geller instructed Mr. Schifino to send the letter to Sellers Capital’s attorney. However, Mr. Geller had no authorization from the Board to seek the input of the Sellers Directors on this matter. Now, in light of Mr. Schifino’s letter, the Board must address these issues and engage in the process of investigating each allegation. b. Entering into discussions regarding the sale of the Company to Michael Cohl without approval while also negotiating a material contract with Mr. Cohl. It is apparent from the discussion that took place at the Board meeting on November 25 that Mr. Geller engaged in conversations with Michael Cohl relating to the potential sale of the Company well in advance of that meeting. These discussions were advanced enough where Mr. Geller and Mr. Cohl had discussed price and the construct of the deal Mr. Cohl might consider proposing (cash plus stock in Mr. Cohl’s privately held new venture). The Board, in order to protect the interest of shareholders, is required to authorize the CEO to engage in any discussions related to the possible sale of the Company and there is no evidence that the Board had approved Mr. Geller engaging in discussions with anyone regarding the sale of the Company. We have reviewed prior Board minutes and nowhere do they indicate that Mr. Geller was granted such authority by the Board. Mr. Geller overstepped his authority in engaging in these discussions with Mr. Cohl without the consent of the Board. Moreover, Mr. Geller may have compromised the Company’s position in its negotiations with Mr. Cohl regarding the amendment of the Live Nation/Jam/Cohl contract. In negotiating the sale of the Company to an individual with whom he is also negotiating control of the international rights to the Company’s most successful exhibit is an obvious conflict of interest and a violation of Mr. Geller’s fiduciary duties. c. Failing to follow the Board’s directive to negotiate a “non-exclusive” amendment to the Live Nation contract and, instead, presenting an exclusive arrangement that limited the Board’s options given the short-time frame Mr. Geller gave the Board to deliberate. The Board instructed Mr. Geller to negotiate a “non-exclusive” arrangement with Live Nation with respect to executing the option on the Live Nation contract. When Mr. Geller finally presented the Board with a proposal, the negotiated agreement was for an “exclusive” relationship. Mr. Geller’s actions were clearly counter to his instructions from the Board. Mr. Geller did not advise the Board or keep it appraised of the negotiations as they were developing. By the time Mr. Geller reported to the Board on his negotiations only a few days during a holiday weekend remained to resolve the contract issues. Moreover, his timing and failure to keep the Board updated on these negotiations 311 South Wacker Drive, Suite 925 Chicago, Illinois 60606 P (312) 775-1300 F (312) 775-1310

Board of Directors, Premier Exhibitions, Inc. December 9, 2008 Page 3 and any issues relating to “exclusive” vs. “non-exclusive” parameters put the Board in a compromised position with respect to fulfilling its fiduciary duties to the Company and shareholders. Mr. Geller will assert that the accounting treatment of the revenue to be recognized was the reason for his proposing an “exclusive” arrangement rather than conforming to the Board’s instructions. However, in an e-mail from Mr. Ingalls {see Attachment 2), Mr. Ingalls indicates that as of November 20, Mr. Geller had still not provided him with any details on the negotiations or asked him to evaluate the accounting treatment of any proposal. As discussed later in this document and the Consent Solicitation Statement, Mr. Geller has repeatedly demonstrated an inability to work with other senior executives and he apparently does not include them in material contract discussions that may impact the Company’s financial position. d. Failing to seek Board approval for actions regarding the Titanic litigation which has material consequences for the Company. Mr. Geller has an obligation to consult with, and seek approval from, the Board on material litigation involving the Company. Given the enormous importance of a satisfactory outcome to the Titanic litigation, Mr. Geller should be engaging in ongoing discussions and updates with the Board on the status of these activities. Review of previous Board minutes fail to indicate any ongoing, or even periodic, updates by Mr. Geller to the Board regarding this litigation or any other litigation involving the Company. In addition, Mr. Geller has altered the responses to the Court in the Titanic matter and made decisions on the direction of that litigation without consulting with the Board. As noted, litigation in which the Company is involved is not even included in the monthly reporting package to the Board. Mr. Geller has never been given absolute authority by the Board to direct the Titanic litigation. There is no mention of that authority in any of the minutes. Material litigation requires that the Board be advised periodically of the status of such litigation in order for the Board to fulfill its fiduciary obligations for safeguarding the Company’s assets for the benefit of shareholders. Behavior of this sort can not be tolerated or condoned. e. Failing to update the Board on other material contracts. Mr. Geller has been asked by the Board to resolve certain contractual obligations entered into by the Company under Mr. Eskowitz’s tenure as CEO. These contracts involve amounts that potentially represent significant multi-million dollar financial obligations to the Company. Some of these contracts exceed Mr. Geller’s $2 million authority {see Attachment 3). While that authority is generally perceived to relate to contracts he negotiates and enters into on behalf of the Company, it also applies to contracts that exceed that amount where he is negotiating to relieve, extinguish or modify the Company’s obligation. Mr. Geller’s failure to advise and consult with the Board on these significant negotiations again represents a failure on his part to properly inform the Board of material events and activities impacting the Company. By acting without the consent of the Board on negotiating to relieve, extinguish or modify contracts in excess of his $2 million level of authority, Mr. Geller has breached his duty as an officer of the corporation. Additionally, his failure to keep the Board informed as to the status and approach to such negotiations or seeking Board approval for any actions on contracts exceeding his authority, Mr. Geller has breached his fiduciary duty a nd exceeded his authority with respect to these contracts. 311 South Wacker Drive, Suite 925 Chicago, Illinois 60606 P (312) 775-1300 F (312) 775-1310

Board of Directors, Premier Exhibitions, Inc. December 9, 2008 Page 4 We feel confident these items alone constitute sufficient grounds for Mr. Geller’s termination for cause. In addition, we have additional concerns we believe the Board should consider in evaluating Mr. Geller’s performance and assessing whether Mr. Geller should be dismissed. 2) Mr. Geller has been derelict in his duties to the Corporation and the Board. For example: a. Mr. Geller has failed to deliver a business plan as requested by the Board in compliance with the timeline established for presenting such apian. Mr. Geller was requested by the Board to produce a business plan by the Board meeting on October 30, 2008. On December 8, 2008, Mr. Geller produced a presentation, not a plan, fully six weeks after the deadline established by the Board. This plan proposed is titled as a “turnaround” plan and not a fully documented business plan. The presentation provided to the Board for review contains only a summary of steps to be taken and lacks any real financial support for the conclusions reached. In addition, the plan, which apparently was developed with limited input from the CFO or other financial management personnel, fails to provide any detailed explanation of the future impact of these decisions on the Company. The lack of a “road map” for the business is a significant failure on the part of Mr. Geller. A business plan, reviewed and approved by the Board, is a basic tool of management that companies use as a guide to insure that management is operating consistently with the understanding and direction provided by the Board. The development of this “turnaround” plan was reactive rather than proactive on the part of Mr. Geller. Mr. Geller’s failure to develop a suitable business plan for the Company proactively, without pressure from the Board, is an indication that Mr. Geller lacks the skills of a capable, competent CEO. b. Mr. Geller has failed to disclose to the Board a plan for the Titanic assets. As noted earlier, Mr. Geller has unilaterally negotiated on behalf of the Company without regularly advising the Board as to the status of the litigation. The Sellers Directors requested that Mr. Geller provide the Board with a plan for the Titanic assets. To date, no plan has been provided. Moreover, Mr. Geller has yet to update the Board on the most recent developments in the Titanic litigation. This is not the behavior of a capable, competent CEO. c. Mr. Geller failed to advise the Board of his negotiations with Live Nation/Jam/Cohl that ultimately resulted in the board being faced with a sub- optimal solution and limited time to evaluate its options. Mr. Geller’s eleventh hour notification of his failure to initially secure the contractual concessions the Board had requested with respect to the Live Nation/Jam/Cohl contract put the Board in a position of having to make a sub-optimal decision without adequate time to review and evaluate the Company’s options. While a decision was ultimately agreed to with Board approval, Mr. Geller’s actions and timing reflect a level of disrespect and disregard for the Board’s oversight and input on material business transactions. More importantly, Mr. Geller had months to renegotiate the contract and give the Board adequate time to evaluate its options. Instead, he chose to exclude the Board and other senior managers from the discussions and wait until the last minute to present the Board with a contract that didn’t comply with the 311 South Wacker Drive, Suite 925 Chicago, Illinois 60606 P (312) 775-1300 F (312) 775-1310

Board of Directors, Premier Exhibitions, Inc. December 9, 2008 Page 5 Board’s instructions. In our opinion, this is not the behavior of a capable, competent CEO. d. Mr. Geller has failed to deliver a cost cutting program that preserves corporate cash. Mr. Geller contends that he just became aware of the significant cash situation facing the Company in November at the November 25 Board meeting. If true, this provides a clear indication of Mr. Geller’s inability to manage the Company. In fact, Mr. Hugh Sam made Mr. Geller aware of an analysis that clearly indicated the Company would experience diminishing cash balances in the very near future and would have diminished borrowing power under the Company’s line of credit. Mr. Hugh Sam reviewed the analysis with the CFO before advising Mr. Geller of his findings. In an email dated October 20, Mr. Ingalls advised the Directors and other senior managers of the diminishing cash balances and the rate of cash “burn” (see Attachment 4). In addition, in the report to the Board presented by the Sellers Directors at the meeting on October 30,2008, the first point made in the Sellers Directors’ report highlighted the impending cash crisis facing the Company and requested that Mr. Geller undertake an effort to cut costs to preserve cash. To date, Mr. Geller has yet to take any action to address the cash situation at the Company or to cut costs. Mr. Geller refuses to acknowledge the serious nature of this problem and prefers instead to mortgage the Company’s future rather than take swift and immediate action to pare expenses to levels that can be supported by the Company’s cash flow. In our opinion this is not the behavior of a competent, capable CEO. e. Mr. Geller has failed to keep the Board updated on his negotiations with Luxor, Times Square and others regarding his efforts to renegotiate contracts entered into by the Company that involve millions of dollars in obligations that could potentially bankrupt the Company if not resolved in the Company’s favor. As noted earlier, Mr. Geller has undertaken to resolve some outstanding contractual matters that could result in multi-million dollar contractual obligations that the Company would be unable to meet. These are extremely critical matters. To date, the only information provided the Board has been superfluous and Mr. Geller has not provided any detailed analysis of these discussions. The minutes clearly reflect that Mr. Geller has yet to engage the Board in any discussion of these matters. Given the significance of these negotiations and the potential financial impact, Mr. Geller should, at least monthly, be updating the Board on the status of these discussions. Again, this failure on Mr. Geller’s part to keep the Board informed on significant matters concerning the Company is not the behavior of a competent, capable CEO. f. Mr. Geller has been unable to work with other senior executives in the Company (“as discussed more fully below) and has withheld information on senior executive departures from the Board. As noted above, Mr. Geller developed his “turnaround” plan with limited input from his financial management team and other senior professionals within the firm. An inability to delegate authority or seek the advice and counsel of other senior executives when developing a business plan, dealing with complex financial transactions or deciding how and where to cut costs speaks volumes about Mr. Geller’s inability to effectively run the Company. If senior executives are not provided with the opportunity to demonstrate their competencies at the most important times, how then can the Board effectively evaluate the performance of these senior executives objectively. Mr. Geller has 311 South Wacker Drive, Suite 925 Chicago, Illinois 60606 P (312) 775-1300 F (312) 775-1310

Board of Directors, Premier Exhibitions, Inc. December 9, 2008 Page 6 proven he is unable to assemble, cultivate and utilize a senior management team that can operate as a cohesive unit to address significant business issues facing the Company. This is evidenced by the significant turnover of senior managers at Premier. Mr. Geller has repeatedly failed to demonstrate the leadership qualities a Board should expect from a capable, competent CEO. 3) Mr. Geller has used corporate assets for personal benefit with no remuneration to the Company. For example: a. Mr. Geller has been requested by the Board to explain approximately $100,000 of personal expenses charged to, and paid for by, the Company. Mr. Geller has yet to provide an explanation and, to date, Mr. Geller has made no reimbursement to the Company. We understand that the Board asked Mr. Geller to explain why certain expenses that appeared to be personal in nature and amounted to approximately $100,000 had been paid by the Company. To date, Mr. Geller has never explained why these expenses were paid by the Company. To date, these funds have never been repaid to the Company. We believe Mr. Geller’s action may be illegal. b. Mr. Geller has provided health insurance to his daughter at Company expense even though she is not an employee. It is our understanding that Mr. Geller has had the Company pay health insurance premiums for his daughter who is not an employee of the Company. Mr. Geller was cited by the Board previously for a similar abuse. His contract with the Company does not provide for this coverage so we believe Mr. Geller owes the Board an explanation for these costs. Mr. Geller is also liable to the Company for the cost of these premiums. We believe that Mr. Geller’s action may be illegal. c. Mr. Geller removed furniture from the corporate premises and placed them in his home without Board approval and without compensating the Company for the assets. It is our understanding that Mr. Geller removed a desk from the Company’s office and had it moved to his home without Board approval and without reimbursing the Company for the value of the furniture or the moving costs. At a minimum, this activity should have been approved by the Board and Mr. Geller should have reimbursed the Company. 4) Mr. Geller is unable to delegate authority and work with other senior executives. Mr. Geller over both his tenures as CEO has never demonstrated an ability to work with other senior executives who challenge Mr. Geller on the operations of the Company or question his actions with respect to corporate strategy. Mr. Ingalls’ and Ms. Kellar’s recent resignations are just the latest examples of qualified individuals who are leaving the Company because of their inability to work with Mr. Geller. The following are some of the reasons we believe Mr. Geller is unable to lead the organization in his current capacity: a. He is unable to delegate authority. As noted earlier, Mr. Geller failed to consult with or involve senior financial management in the development of his “turnaround” plan. How can the Board expect to rely on a plan developed without any input from the Company’s financial managers? Without their involvement, how can assumptions about cost savings or financial benefits be considered accurate? The plan presented by Mr. Geller has financial information that does not 311 South Wacker Drive, Suite 925 Chicago, Illinois 60606 P (312) 775-1300 F (312) 775-1310

Board of Directors, Premier Exhibitions, Inc. December 9, 2008 Page 7 tie-in to financial statements provided to the Board by the CFO, which is not surprising since the CFO was not asked to actively participate in the process. b. He operates without a business plan leaving other senior executives without clear authority as to their roles and responsibilities. This issue has been discussed previously. Senior managers require guidance as to their roles and responsibilities with respect to important business matters such as contract negotiations, litigation and financial planning. Mr. Geller’s lack of a business plan makes it impossible to objectively evaluate the performance of any individual or department. Instead, Mr. Geller reserves the right to subjectively evaluate personnel creating an untenable situation for the Company and an inability to hire, train and retain solid, competent professional talent. Mr. Geller has made unilateral decisions on issues of a regulatory nature that have exposed the Company and Directors. The recent resignations of Mr. Ingalls and Ms. Kellar were required to be disclosed by the Company within four business days of the time these resignations were tendered. Our counsel sent the specific SEC regulations and guidance to Mr. Kinel of Harter Secrest & Emery LLP with a request that these disclosures be made by the Company in accordance with the regulations. A copy of that communication was sent to Mr. Geller who ignored the regulatory requirement. A copy of our communication to Mr. Kinel and Mr. Geller is attached to this letter {see attachment 5). Only when Mr. Geller knew that disclosure of the resignations would be made in our preliminary Consent Solicitation Statement did he instruct Company counsel to draft a disclosure. The disclosure that was drafted did not explain the delay in the filing and, in our opinion and the opinion of our counsel, was deficient. Mr. Geller has failed to fulfill his fiduciary duties to the Company. Mr. Geller has demonstrated a pattern of operating independent of the Board and failing to confer and consult with the Board on matters of operational and financial concern to the Company. These issues relate to whether, in our opinion, Mr. Geller is acting responsibly in his role as CEO and consulting with the Board in an appropriate manner to mitigate risk for the Company, its executives and its Directors as well as protecting the interest of the Company’s shareholders. a. The discussions with Michael Cohl regarding the sale of the Company while negotiating a material contract on behalf of the Company is a conflict of interest and a breach of fiduciary duty. How would Mr. Cohl have sufficient knowledge of the Company to propose a potential cash and equity swap without having knowledge of the Company’s financial position? While we have no specific evidence that Mr. Geller shared material, non-public information with Mr. Cohl, the Board should strongly consider the circumstantial evidence of Mr. Geller’s comments to the Board where he indicated what structure the deal might take (cash and equity) and that Mr. Cohl indicated a price of $3 would be too high. How would Mr. Cohl have sufficient knowledge to know what might be a “fair” price for the Company without having knowledge of the Company’s current financial situation? How would he have obtained that information without it being disclosed to him by Mr. Geller? The evidence strongly suggests that Mr. Geller breached his fiduciary duties owed to the Company and its shareholders. More importantly, having any discussions regarding the sale of the Company with a counterparty to a contract of material importance to the Company is a clear 311 South Wacker Drive, Suite 925 Chicago, Illinois 60606 P (312) 775-1300 F (312) 775-1310

Board of Directors, Premier Exhibitions, Inc. December 9, 2008 Page 8 conflict of interest and a violation of Mr. Geller’s fiduciary obligations to the Board and the shareholders of Premier. b. He has failed to address the cost structure and cash problems at the Company through any action that would demonstrate his response to the critical financial problems facing the Company. In a memo to Mr. Geller sent by Mr. Hugh Sam on behalf of the Sellers Directors on October 20, 2008, Mr. Hugh Sam expressed to Mr. Geller his concerns about the Bodies results, the Company’s resulting cash situation and the impending cash crunch. Mr. Hugh Sam based his analysis on the declining revenues for the Bodies exhibitions and the lack of future revenue from other sources. Mr. Hugh Sam had spoken to Mr. Ingalls who expressed similar concerns to Mr. Geller. As noted, the Sellers Directors also made this issue the first point in their report to the Board on October 30. However, Mr. Geller claims that only on November 25 did he become aware of the Company’s cash crisis. This is clearly a misstatement as Mr. Geller had been well aware of the Company’s cash position more than a month earlier. Mr. Geller’s behavior with respect to his knowledge of the Company’s cash situation reflects a pattern of deceit. c. He has failed to address the human resources problems at the Company. We have received comments and e-mail correspondence from former employees indicating their concerns about personnel policies and the behavior of corporate executives {see Attachment 6). These e-mails indicate a pattern of mismanagement by executives Mr. Geller hired and supports. Mr. Geller is either unaware of these issues or has chosen not to make the Board aware of these problems. However, many of the allegations are serious and expose the Company to potential litigation if the behavior is not modified and corrective policies are not adopted. We see no evidence in the minutes where these human resource issues have been presented to the Board for their review and consideration. If Mr. Geller was unaware of these problems then that supports our assertion that he is not competent to serve as CEO of the Company since an effective CEO would have a qualified human resource professional in place, with sufficient authority, to address these issues and report problems to Mr. Geller and the Board. If Mr. Geller was aware of these issues but chose to keep them from the Board, then he has clearly violated his fiduciary duty to the Company and its shareholders. At a minimum there should be evidence that periodic reviews of senior managers are performed and that site visits occur. However we can find no evidence that such control procedures are in place. If the Company’s human resources policies address these issues, there is no evidence that such policies are being adhered to by corporate management. d. He has failed to address the operational problems plaguing the Company. We have shared with the Board a letter we received describing the problems the Company has had with exhibition installations and the management of installed venues (see Attachment 7). These problems have never been discussed with the Board by Mr. Geller nor brought to their attention. Again, if Mr. Geller was unaware of these issues then he is not fulfilling his duties as CEO. If he was aware of these problems but chose to withhold this information from the Board then he has violated his fiduciary responsibilities to the Company and its shareholders. There is no evidence in the minutes that any mention of production difficulties was shared with the Board by Mr. Geller. There is also no evidence that Mr. Geller has ever untaken a review of production processes and develo ped any mechanism for monitoring the timing, cost and efficiency of exhibit installations. 311 South Wacker Drive, Suite 925 Chicago, Illinois 60606 P (312) 775-1300 F (312) 775-1310

Board of Directors, Premier Exhibitions, Inc. December 9, 2008 Page 9 e. He has mismanaged the human resources function and failed to address the issues of nepotism raised by Sellers and others. We have shared with the Board our concerns about the issue of nepotism at the Company (see Attachment 6). These issues have been ignored by Mr. Geller. Critical to the operation of any business is the ability to hire and retain competent professionals. We believe that the nepotism problem has impaired the Company’s ability to hire and retain competent professionals. Mr. Zaller represents the best example of nepotism within the organization as he has hired his father-in-law and two brothers while also directly supervising their activities. In addition, Mr. Geller directly supervises his wife. Mr. Geller sets a bad example on the issue of nepotism. A corporate board has the responsibility to insure that the Company’s human resources policies are designed properly, adhered to and implemented in accordance with their intended purpose. We believe Mr. Geller has disdain for the human resources process as evidenced by his willingness to ignore corporate policies regarding nepotism, his failure to retain key professionals, his failure to inform the Board timely of key management departures and his failure to insure the Board has meaningful dialogue on the staffing needs and requirements of the business at all levels. f. He has failed to provide a business plan, fails to provide the Board with adequate financial information on a timely basis, has no clear strategy for the Titanic litigation, and fails to provide the Board with timely information on other aspects of the business operations such as: i. Pending litigation ii. Personnel activity iii. Timely budgets and forecasts iv. Production delays and estimates v. Production schedules with explanations for delays and cost overruns vi. New product development with explanations for delays and cost overruns vii. Contractual negotiations — status, issues and proposed resolutions These are examples of Mr. Geller’s inability to manage the day-to-day operations of the Company and report to the Board appropriately providing Directors with the time and ability to effectively oversee the management of the Company. The “turnaround” plan presented to the Board by Mr. Geller this week is further evidence that his actions are not based on sound analysis but instead on a “seat of the pants” or “back of envelope” management style that fails to fully utilize the professional management team that has been assembled to support Mr. Geller as CEO. We believe that the above list more than provides a basis for Mr. Geller’s termination with cause. In addition, we are certain there are other items that are not included simply because we are unaware of them. At the suggestion of Mr. Schifino, the Board should fully review and investigate Mr. Geller’s performance and actions as CEO. We have attached the Company’s Code of Ethics and Business Conduct (see Attachment 8). Mr. Geller’s behavior clearly fails to conform to those policies. Rather than enumerate the violations of the Code we will defer to each Board member to reach their own conclusion on Mr. Geller’s compliance with this document. 311 South Wacker Drive, Suite 925 Chicago, Illinois 60606 P (312) 775-1300 F (312) 775-1310

Board of Directors, Premier Exhibitions, Inc. December 9, 2008 Page 10 What is important to note here is that Mr. Geller has demonstrated a pattern of behavior that has failed the Company and its shareholders on so many levels. In February of 2008, similar behavior was the basis for Mr. Geller’s review by the Board that ultimately led to his resignation as CEO. His behavior this time around has apparently not changed. He continues to behave and operate Premier as if the Company is a private, owner operated enterprise when, in fact, it is a public company with public shareholders who have the right to have their interests placed ahead of those of the Company’s CEO. His behavior has exposed the Directors to potential litigation. His actions have prevented them from being able to effectively fulfill their fiduciary duties. Mr. Geller has withheld information from the Board and made important decisions without their consent. We believe these issues should be addressed as soon as possible, preferably at the next Board meeting. Sincerely, i Mark Sellers cc: William J. Schifino, Sr., Esq. Williams Schifino Mangione & Steady, P.A. One Tampa City Center, Suite 3200 201 North Franklin Street Tampa, Florida 33602 j schifino @ wsmslaw.com 311 South Wacker Drive, Suite 925 Chicago, Illinois 60606 P (312) 775-1300 F (312) 775-1310

ATTACHMENT 1

WILLIAMS SCHIFINO WILLIAMS SCHtFJNO MANGIONE u STEADY P.A. ATTORNEVS AT LAW wschifmo(a),wsmslaw.com lohrAAtftano December 5, 2008 Lira C Angela Via US Mail & Email leKrevE.Appiw’is Derek D. Bork derek.borkfgithompsonhirie.com licqtielinc M Bell Thompson Hine LLP 3900 Key Center 127 Public Square v stcpiwn consn c leveland, Ohio 44114 Daniel P Diwrich Re: Premier Exhibitions, [nc. Kobin P Keener lowpbtKh,, Dear Mr. Bork: Aiiyson i. Lazjam ye ve given thought to your prior suggestion, but it is our understanding that your Ralph p. Mangle client believes that Amie Geller has or may have engaged in conduct that is somehow materially harmful to the Company and has breached his employment r.Ma i ii».ncy agreement, entitling the Company to terminate Mr. Geller for cause. If in fact this is john o. Russeii your client’s position, we believe that you have a fiduciary duty to report this to the Company, and that the Company has an obligation to consider the allegations. As lot™ a. c ii mo legal counsel for the Company, we request you immediately advise us as to whether winiam) scwRnnjr. or not your client has any such belief and, if so, the exact nature of your client’s ciaimfsl and any and all facts related to such ciaimfsl against Mr. Geller. In order to William J. Schifino. Si. L J .,..,, ... . allow us to immediately address this issue, we are requesting that you provide us, in Scon!. sieaijr writing, the nature of such claimfs]. If there is no such belief or supporting Rebcn <f sioicr ac1 receiveQ” by us, in writing, by the close of business on Monday, December 8, 2008, we as fiduciaries will assume the potential issue to be resolved. Mjiy B Thorcai Kcnn«h c. Turw Very truly yours, Robert’ V Williams /f fl a WilliaijSr J. Schifino, Jr., Esq. Maltha LW«se*JW WJS/a)e Nicole Zamora w CC Lina Angelici, Esq. 222254 Of Counsel Steven M. SantAhj One Tamp City Center, Suite 3200 Tampa, Florida 33602 P.O. Box 380 (3360!) (813) 221-2626 Fax (813) 221-7335

ATTACHMENT 2

From: Bud Ingalls [mailto:bingalls@prxi.com] Sent: Thu 11/20/2008 8:54 PM To: alanreed@optonline.net; Doug Banker; nickcretan@aol.com; Mark Sellers; Mark Hughsam Cc: Arnie Geller Subject: FW: Live Nation In case there was any misunderstanding today, I have not been involved nor am I aware of the details of the current Live Nation negotiations or how a new arrangement will be accounted for. As you can see below, I have asked Arnie about the details of these negotiations in order that I can assess the accounting implications and the impact on the company’s financial forecast. From: Bud Ingalls Sent: Thu 11/20/2008 4:59 PM To: Arnie Geller Subject: Live Nation Please send me (or call me) any details you have on the revised Live Nation agreement — I would like to update our forecast. Bud Ingalls Chief Financial Officer Premier Exhibitions, Inc. Main: (404) 842 2600 Direct: (404) 842 2638 Mobile:(404) 429-1190 Fax: (404) 506-9330 Email — bingalls@prxi.com

ATTACHMENT 3

Policy — Spending Authorization Limits Policy — Spending Authorization Limits Policy fr. FIN-001 Owner. Finance Version: 1 Effective Date; 6M2/03 SPEpjlN AUtWORl ipNtlWITS ;’ (Revised Jlivl Iti; itiOifi Approval . Authorised Approval Leve! | PoSltl0n | Authority? | Required Approves Geft rspendiriflAutrwrlzatiQti licvels 1 [Board of Directors *” Over S2.OOP.000! CEO , Up to S2.000.000 K. CFO Up to $1.500000 H5&t Wropnae aithonza-on ‘ 4 Vice President/ CAP Upfe$1o5600 “aSed Director Uo to S25.000 exposure Manager Up tp S5.000 Expense Reports. |CEO | OverS2S,Oaol CFO OwCgOQO CEO °’CFO fequireoLL° CAP UpWs25 O0O appr0ve a!l e* fep0rtS Departmgnt Head / Director Up to S5.000 Individual NoApp;oval Authority Must be signed by submitter ‘ Gpnt’ca’ctSvf t.esse3 Board of Directors Over 52,000,000 CEO , tip to S2,300.QOO CFO up to SI.500.000 D . , 4 VP Business Devoiopment/ COO up to SLOOoTooff ‘Sf™ current deal policv VP — Exhibitions (exhibition related contracts only) up to 25Q.Q00 General Counsel ALL Pefsonnel Requests CFO Requires oppto’.-alcf Director Human Resources CFO. HR Director and Department Head / Director [ Department Head Atlanta (corporate dffic* only) Board of Directors Over S5.000.000 includes’ Routine rent, lease CEO Up to 55,000.000 payments, utilities, tax deposits CFO Up to $2.500.000 an.j payments, employee benefit Vice President I CAP Up to £500.000 plan and insurance deposits. Payroll deposits, c’ebt and nlerest payments and bank fees. Exceptions:. The following expenditures sre not governed by spending authorization limits. Any payments thai apply to Exhibitions are not included in this exclusion in crder tr-.&t Management will continue to review ongoing expenses for these venues to insure lhat any recurring expenses do r.ot continue after the Exhibition Is closec. Last punted 6/12) 003 4:29 PW Confidential and Proprietary Page 1 of 1 Filename: Policy — Spending Authorization Litnils

ATTACHMENT 4

From: Bud Ingalls [mailto:bingalls@prxi.com] Sent: Wed 10/22/2008 12:17 PM To: Arnie Geller; Doug Banker; nickcretan@aol.com; ALAN B. REED, CPA; Mark Hughsam; Mark Sellers Cc: Tom Zaller; Ned Collett; Kelli Kellar Subject: Monthly Operating Report Attached is a file with the Monthly Operating Report for September 30 — The first tab on the bottom is the index of the remaining schedules. As in the past this includes financial statements, headcount summaries, venue summaries, attendance summaries and a summary of capital expenditures. Our cash and marketable securities balance at 9/30 was $9.5 million. Outstanding checks at 9/30 was approximately $2.0 million — we estimate additional cash burn of $2.0 — $3.0 million since September 30. Bud Ingalls Chief Financial Officer Premier Exhibitions, Inc. Main: (404) 842 2600 Direct: (404) 842 2638 Mobile:(404) 429-1190 Email — bingalls@prxi.com

ATTACHMENT 5

Thompson ATLANTA CINCINNATI COLUMBUS NEW VORK. ltjrT JK BRUSSELS CLIVEIAND DAYTON WASHINGTON. D C November 25, 2008 VIA E-MAIL AND REGISTERED MAIL Mr. Daniel R, Kinel, Partner Harter Secrest & Emery LLP 1600 Bausch & Lomb Place Rochester, New York 14604-2711 dkinel@hselaw.com Re: Failure by Premier Exhibitions, Inc. to disclose material non-public information Dear Mr. Kinel: I am writing this letter on behalf of our client Sellers Capital LLC to you as outside counsel for Premier Exhibitions, Inc. (the “Company”). As I assume you are aware, Mr. Harold W. Ingalls, the Company’s Chief Financial Officer, and Ms. Kelli L. Kellar, the Company’s Chief Accounting Officer, delivered notices to the Company on November II, 2008 of their intent to terminate their employment with the Company based upon their “inability., .to work with other members of the Company’s senior management.” Mr. IngaJls’ notice specifically mentions his incompatibility with Mr. Arnie Geller, the Company’s Chief Executive Officer. In the event that you are not aware of these notices, I have enclosed copies with this letter. Our client is concerned that these notices, and the facts behind these notices, constitute material non-public information that should have been disclosed by the Company to its shareholders and the investing public. Having previously heard your views about the Company’s disclosure obligations, we can only assume that the Company has not taken your advice on this matter or that you apply a different disclosure standard when the relevant information may not be favorable to the Company’s Chief Executive Officer or senior management. We believe that the Company should disclose this information to its shareholders and the investing public immediately. In the event that the Company does not disclose this information within a reasonable period of time, our client will do so in its consent solicitation statement, which it plans to file with the Securities and Exchange Commission on or about the first week of December. If you have any questions, please contact me. J pectfujly n Derek D. Bork cc: William J. Schifmo, Sr. Williams Schifino Mangione & Steady P. A. One Tampa City Center, Suite 3200 201 N. Franklin Street Tampa, Florida 33602 wjschifino@wsmslaw.com THOMPSON HiNE up 3900 Key Center www.ThompsonHine.com ATTORNEYS AT Law 127 Public Square Phone 216-566.?50O Cleveland, Ohio 44114-1291 Fix 216.5665800

To: Board of Directors Premier Exhibitions, Inc. 3340 Peachtree Rd NE Atlanta, GA. 30326 Cc: Dan Kind Harter, Secrest & Emery From: Harold W. Ingalls Date: November 11, 2008 Subject: Voluntary Termination for Good Reason I hereby give notice to Premier Exhibitions, Inc. of my intention to terminate my employment with the company as included in section 5(e) Voluntary Termination for Good Reason of my employment agreement dated September 8, 2008. The exercise of this provision is based upon my inability in my reasonable judgment to work with other members of the Company’s senior management in furtherance of the company’s strategic objectives. In particular, my operating mode and organizational approach are not compatible with those of Arnie Geller, the company’s Chairman and CEO. Under terms of this provision, the company now has the opportunity to remedy this condition within 60 days of the date of this letter before this termination is effective. At termination of ray employment I would also resign my position as a member of the Board of Directors. Sincerely, Harold W. Ingalls Chief Financial Officer Premier Exhibition, Inc.

I i :i Memorandum To: Bud lngalls. Chief Financial Officer CC: Dan Kind, Harter Secrest & Emery and Arnic Geller, Chief Executive Officer From: Kclli L. Kcllar Date: I I/t 1/2008 Re: Voluntary Termination for Good Reason 1 hereby give notice to Premier Exhibitions, Inc., of my intent to terminate rny employment with the Company under section 5 (e) “Voluntary Termination for Good Reason” under my employment agreement dated September 8, 2008. 1 am exercising this provision based upon my inability under ray reasonable judgment to work with other members of the Company’s senior management in furtherance of the Company’s strategic objectives. Under the terms of this provision, the Company shall have the opportunity to remedy this condition within 60 days of the date of this letter. I believe that my operating and management style is not compatible with the Company’s Senior Management group and they would be better served by an individual they believed was more compatible. Sincerely, Kelli L. Kellar Chief Accounting Officer Premier Exhibitions, Inc.
1

Page 1 of 1 1 .Attachments can contain viruses that may harm your computer. Attachments may not display correctly. Sam Weiser From: Bork, Derek [Derek.Bork@thompsonhine.com] Sent: Tue 11/25/200812:52 PM To: ‘Kinel, Daniel’; WjsxJiifino@wsmsJaw.com’ Cc: Mark Sellers; Mark Hughsarn; Sam Weiser, Mike Porter; Heller, Richard; Carlson, James; Ashley, Jurgita; Lamb, Brian; Ehrenberg, Mitchell; Watson, Laura; Schneider, Beverly Subject: Premier Exhibitions, Inc. Attachments: J Kin.el DanjeJJetter ll-2S:0&Ddf(170KB) Please see the attached letter. In connection with the attached letter, I would also direct your attention to Question 117.01 in the Exchange Act Form 8-K Compliance and Disclosure Interpretations issued by the SEC’s Division of Corporation Finance (June 26, 2008) (emphasis added), which clearly indicates your client’s obligation to disclose the information described in the attached letter; Question: When is the obligation to report an event specified in Item 5.02(b) of Form 8-K triggered? Must the Form 8-K filed to report an Item 5.02(b) event disclose the effective date of the resignation or ofrier event? Answer: With respect to any resignation, retirement or refusal to stand for re-election reportable under Item 5.02(b), other than in the corporate governance policy situations addressed in Question 117.15, the Form 8-K reporting obligation is triggered by a notice of a decision to resign, retire or refuse to stand for re-election provided by the director, whether or not such notice is written, and regardless of whether the resignation, retirement or refusal to stand for re-election is conditional or subject to acceptance. The disclosure shall specify the effective date of the resignation or retirement. In the case of a refusal to stand for re-election, the registrant must disclose when the election in question will occur, for example, at the registrant’s next annual meeting. No disclosure is required solely by reason of Item 5.02(b) of discussions or consideration of resignation, retirement or refusal to stand for re-election. Whether communications represent discussion or consideration, on the one hand, or notice of a decision, on the other hand, is a facts and circumstances determination. A registrant should ensure that it has appropriate disclosure controls and procedures in place -for example, a board policy that all directors must provide any such notice directly to the corporate secretary -to determine when a notice of resignation, retirement or refusal has been communicated to the registrant.

ATTACHMENT 6

Page 1 of4 Sam Weiser From: Mark Hughsam Sent: Tuesday, October 26, 2C08 3:01 PM To: Sam Weiser, Mark Sellers Subject: FW: PRXi More comments on management. Sent; October-28-08 3:56 PM To: Mark Hughsam Subject: RE: PRXI Mark Smith a personal friend of Tom Zaller is In charge of finding space for the exhibitions. He was a carpenter before taking this position. Another friend and family. Tom Zaller’s background is in production. He was a rigger with clear channel and then production manager. He puts friends and family into the department. Tom Zaller is a nice guy and charming. If you look at the facts you will get a clearer picture of his management skills. He approves the locations (Framingham, Columbus, Hartford, Branson, Durham, Honolulu) where exhibitions have bombed and has failed to find domestic locations. He is responsible for moving multiple exhibitions in a quarter and sending the stock lower, He is responsible for bloated production and design budgets. He put his brothers in charge of the departments. However, he is close to Arnie Gelter and best of luck changing the situation. Again, nice guy with a great personality but is that what it takes to run a company? I understand wanting Arnie to be CEO since you were paying him almost a million to do nothing but Arnie will actually have to let go of friends and family if things are going to change. You need management talent starting at the top. Subject: RE: PRXI Date: Tue, 28 Oct 2008 15:25:07 -0400 From: mark.hughsam(§)sellerscapital.com To: BB0MMMMMMM* By the way, do you know of anything about the current domestic strategy and why the company cannot seem to get more cities scheduled. That to me is a big concern. Also, do you have any idea why we need so many people in production? How many people do you think we need to run production? How about design? Any thoughts on accounting? From: H MHWMWRiVBi] Sent: October-28-08 3:14 PM To: Mark Hughsam Subject: RE: PRXI The friends and family network is still in place. I have typed up a few notes on how you might address this and better the company. Good luck. • Positions that can be eliminated for immediate reduction in expenses. The eliminated or redassification of these positions could result in over a million dollars annual savings when considering payroll and travel expense reductions. 12/8/2008

Page 2 of 4 o National directors of operations (Nick Graham and Tony Doblin) » Review all expenses reports they submitted from March 2007 to current. To get an accurate number request a report consisting of all expense checks and obtain backup reports. Keep in mind Nick Graham is Tom Zaller’s fattier in law and Tony Doblin is a personal friend of Arnie Geller. Positions should be eliminated not shuffled to another part of the company. Ask them verbally on an individual basis to specify their job duties. Break down that they do on a daily basis. What percentage of their time do they spend on these duties? Do not allow them to speak with each other after you have asked this question and before they can provide an answer. Again, remember Tom Zaller is Nick Graham’s son in law and Tony Doblin is a personal friend of Arnie Geller. Ask Tom Zaller to specify their duties. Compare the duties they have listed with Tom Zaller’s answers. National Director position was created to manage self-operated venues. Venues overseen by national directors have failed. Their travel expenses combined likely approach a quarter of a million dollars. Since self operated venues have been curtailed why are these positions necessary? If Vice President of Exhibitions is overwhelmed, National Directors can be replaced by a couple of coordinators earning a third of their salary and be based In Atlanta to avoid excessive travel costs. Retail should be overseen by a merchandise manager making under $50,000 a year. Ask to view the personnel files of the following individuals and enquire as to why they were terminated. Did they have any concerns with Mick Graham?: Pamela Nickell — Vegas/Durham/Framingha Marvette Neal — Framingham » Steve Hen man — Vegas Andrew Nusbaum -Vegas/Durham/Columbus Deborah Camp - Hartford Contact the following employees and ask them about their relationship and any concerns with Nick Graham .», DanaShawn-v.Columbus/Sacramento Angle Duprey - Columbus/Cincinnati Nick Havens — Vegas Jessica Rodimon — Framingham/Hartford/Vegas Contact former HR Manager Becky Wilson and ask her about concerns with Nick Graham from an HR standpoint. Did Tom Zaller address these concerns when brought to his attention? c Las Vegas Marketing Director (Victoria Ribeiro) 12/8/2008

Page 3 of 4 Ask her verbally what she does on a daily basis and what percentage of her time she spends on these duties. Ask her to break down her marketing budget for Las Vegas and provide evidence that these expenses are increasing top line revenue. What organizations does she work with in Las Vegas to promote the exhibitions? Follow up with the contacts she provides and ask them basic questions about the exhibitions. Las Vegas general manager can handle marketing effort until economy in Las Vegas improves. o Las Vegas Education Outreach Manager (Irene Armenta) Ask her verbally to break down her daily responsibilities and the percentage of time during the day she spends on each task. Ask her to submit an outreach log for the past year and how many tickets were sold to the groups to which she has reach out. Ask her what percentage of group sales she personally solicits versus the percentage of sales that contact the exhibitions directly. Pull her expense report for training in Pittsburgh in May or June 2008 and ask her to justify this trip. Who authorized this trip? What did she accomplish? Group sales can be handled by one of the venue assistant managers. o Former Ft. Lauderdale General Manager — Lucy Lyons Lucy Lyons given a job working for IT Director despite no background in IT or networking. Compare her salary to that of an entry level IT position. She still resides in Ft. Lauderdale despite there being no venue in this city. Review her travel expenses from October 2007 to present Ask her what she does on a daily basis. a Review Production and Design budgets. Keep in mind Allie Worral, production director for Titanic, is Arnie Getter’s niece. Is this why costly errors and delays are tolerated for Vegas Luxor project? Paul Zaller is production manager and Torn Zaller’s brother. John Zaller is designer and Tom Zaller’s brother. Review salaries and expense reports. Subject: RE: PRXI Date: Wed, 8 Oct 2008 15:19:49 -0400 12/8/2008

Page 4 of 4 From: mark.hughsam@sellerscapital.com To:j HBHHBBBPPb Just to let you know, I have forwarded your remarks (without your email address) to the rest of the board and Vegas and the family and friends network will be on the agenda. Sent: October-08-08 2:55 PM To: Mark Hughsam Subject: RE: PRXI It looks like things have not changed at Premier. Vegas continues to be a friends and family affair. I heard the General Manager Nick Havens in Vegas left last month. He knows more about how their operations are run than I do. He is not part of friends and family network. The last number I had on file is 702-596-9213. Funny how they get rid of Marketing in Atlanta but allow a highly paid marketing director to continue in Las Vegas along with an “outreach manager” and expensive PR firm. Tom Zaller’s father in law continues to be “director of operations” in las vegas. Subject: PRXI Date: Fri, 12 Sep 2008 13:20:48 -0400 From: mark.hughsam@sellerscapital.com You sent more information to Mark Sellers today. I also sit on the board. Could you please call me confidentially. Thank you. WE HAVE MOVED NEW NUMBER AND ADDRESS BELOW Mark Hugh Sam Sellers Capital, LLC 311 South Wacker Ste. 925 Chicago, IL 60606 312-775-1302 mark.huqhsam@sellerscaDital.com See how Windows Mobile brings your life together—at home, work, or on the go. S_ee. ! Jo_w When your life is on the go—take your life with you. Try Windows Mobile® today Stay organized with simple drag and drop from Windows Live Hotmail. Try it 12/8/2008

ATTACHMENT 7

STRICTLY COWFIDEtraiAl FOR PRXI BOARD MEMBERS OHLY - HOT FOR DISTRIBUTION OR PUKLICATIOH To Whom It May Concern: My husband and 1 are shareholders of FRXi stock. Given the stocks performance of Jata, we view iL as a great opportunity given the news of the current endeavor to make management changes tc increase shareholder value. The purpose of this letter is to comment to the board in a show of support for this action and to comment as to why. The basis for this communication is founded in considerable knowledge of the PRXI operation and its many operational shortcomings. Premier ostensibly appears to have three brothers steering the ship in terms of overall management, creative direction, and physical/logistical management. Each one covers for the other whereas in a scenario absent familial ties, axes would have feller. or. two of three of them several years age. The result of naving a triumvirate of cover-ups includes the following: Unwarranted and. sigr.it’icant increases in what the startup costs of each new location should be with a new production in shipping, labor, travel, etc. These recurring and common-start up expenses could be reduced significantly were those in charge of such elements replaced with capable individuals with appropriate skill and knowledge. If you examine the start up costs of each location in terms of these expenses it is likely to be filled with air freight charges, expedited trucking charges, and overtime labor charges. Applying forethought and planning rationale to create a state of preparedness to allow for new locations to be set up with more order and less frenetic fumbling to scramble, at any cost, tc take care of even the most basic issues of supply and logistics. There is little to no advance planning, and to the extent there is, it is seemingly full of holes. Complete lack of understanding of a global concept to standardize all show locations in order to execute efficiently going forward as well as to normalize/standardize each ongoing show to create low cost and easily maintainable operations. 41 Total lack of any plan for inventory management of valuable assets as well as any sensible methodology for moving shows from one locat.ior. to another sensibly. Valuable equipment is lost, otclen, strayed, and often damage in transit occurs from a lack of preparedness. 5) No centralized focus (or seemingly any focus’ on exploring mere current technology both to reduce long term operational and maintenance costs as well as to expand creativity to create a more positive experience for patrons and which would induce them both to return as wall as to want tc “spread the word”. in this economy more Chan ever, creating value for ticket buyers and the resultant good press is critical.

lack of any ability to follow up pose installation with “as built” plans and inventory management which wojld allow, among other tr.ings, an ease of transitior.i ng in replacement, personnel if or when needed. This area would also address unused inventory/assets left on site after a build, etc and to be able to redeploy such items elsewhere. There is an industry wide reputation following Premier shows around the world as “The Gang That Couldn’t Shoot Straight”. There has yet to be an installation that has gone perfectly and according to plan and all cf the local labor that is hands on with it spread the ward as to show managements ineptitude. These events are among the easiest events with which to make money in the event business. There is no star talent to be paid a salary, fly around, feed, house, or argue with. There are no performers, human or animal. There is no hit record to worry about. There are no seasonal issues. There are no issues of installing a huge production for a day or week or month as with a concert or theatrical production. There is no army of staff needed on site to keep it running. There are no high costs for perishable items or damage as part cf the event presentation. There are no large ASCAP/BMI costs. There are no (or minimal) royalty or licensing payments. This is not subject to being a “fad” that dies out. Static items sitting in a room with patrons walking by, and a minimal staff to collect tickets, sell tickets on site, minimal security, and minimal technical labor costs. So what’s the problem? Shareholders want to know. Respectfully,

ATTACHMENT 8

Premier Exhibitions, Inc. code of ethics and business conduct FOR DIRECTORS, OFFICERS AND EMPLOYEES Introduction This Code of Ethics and Business Conduct provides general guidance concerning a wide range of business practices and procedures. It does not purport to cover every issue that may arise. Instead, it sets out basic principles that apply to the directors, officers, and employees of Premier Exhibitions, Inc. (the “Company”). We also expect that others acting as our agents and representatives, including consultants, will comply with the terms of this Code. In some cases, we may already have adopted more specific policies covering some of the subjects addressed by this Code, and we may adopt additional, specific policies in the future. Where we have already adopted or in the future adopt a policy in a particular area or covering a particular subject, all Company employees are required to comply with the terms of that specific policy in addition to this Code, In the case of a conflict between the terms of any such policy and this Code, the terms of this Code shall prevail. If a policy contained in this Code conflicts with any law or governmental regulation, such law or regulation governs and you must comply with it. However, if this Code conflicts with a local custom or business practice, the Code must govern your actions. If you have any questions or doubts about these conflicts or the applicability or application of the Code in particular circumstances, you should ask your supervisor how to handle the situation. All of our personnel must conduct themselves in accordance with the terms of the Code and must seek to avoid even the appearance of improper behavior. Anyone who violates the standards in this Code will be subject to disciplinary action up to and including termination, tf you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described under the heading “Compliance” in this Code. GOVERNING PRINCIPLES TREAT ITS AN ETHICAL MAWER THOSE TO WHOM WE HAVE AN OBLIGATION We are committed to honesty, just management, fairness, providing a safe and healthy environment and respecting the fundamental dignity due each individual. For the communities in which wc live and work, we are committed to observing sound environmental business practices and To acting generally as responsible neighbors For our stockholders, we are committed to pursuing sound business objectives and to exercising prudence in the use of our resources. We are committed to fair competition and the sense of responsibility required to bui’;d and maintain sound business relationships. C:\Docuirents and Settings’iRMST User\Dcsktop\Off3cc AdminVHuman ResourcesVForms and TcmpIatcs\PREM]ER EXHIBITIONS CODE OF CONOUCT.DOC

Promote a Positive, Open work Environment All employees deserve a workplace where they feel respected, satisfied, and appreciated. We respect cultural diversity and wiil not tolerate harassment or discrimination of any kind—especially involving race, color, religion, gender, age, national origin, disability, and veteran or marital status. Providing an environment that supports honesty, integrity, respect, trust, responsibility, and citizenship permits us the opportunity to achieve excellence in our workplace. While everyone who works for the Company must contribute to the creation and maintenance of such an environment, our management personnel assume special responsibility for fostering a work environment that is free from the fear of retribution and will bring out the best in each of us. Supervisors are expected to use care and forethought in words and conduct to avoid placing, or seeming to place, pressure on subordinates that could cause them to deviate from acceptable ethical behavior. Protect Yourself, your fellow Employees and the World in which we live We are committed to providing a safe and healthy work environment and to observing environmentally sound business practices. Each of us is responsible for compliance with environmental, health and safety laws and regulations. Obey the Law Compliance with Jaw, both in letter and in spirit, is the foundation of this Company’s ethical standards. All personnel must respect and obey the laws of the cities, states, and countries in which we do business. The Company and its personnel are subject to all applicable governmental laws, rules, and regulations, including those of the U.S. Securities and Exchange Commission (SEC). Although not all personnel are expected to know the details of all of these laws, it is important to know enough to determine when to seek advice from supervisors or other appropriate personnel. Compliance with the law does not, however, comprise our entire ethical responsibility. Rather, it is a minimum, absolutely essential, condition for performance of our duties. SPECIFIC POLICIES AND GUIDELINES Strictly Comply with applicable Laws, rules and Regulations Do Not Engage in Speculative or Insider Trading Personnel who have access to confidential information are not permitted to use or share that information for any purpose other than the conduct of our business. Both federal law and Company policy prohibit our directors, officers and employees, directly or indirectly through their families or others, from purchasing or selling our stock while in possession of material, non-public information about the Company. This same prohibition also applies to trading in the stock of other public companies on the basis of material, non-public information that you acquire in the course of your employment with us or that others acquire in the course of their employment and pass along to you. Material, non-public information is any information that could reasonably be expected to affect the price of a stock. All non-public information about the Company should be considered confidential. If a director, officer or employee is considering buying or selling stock in whole or in part on the basis of inside information, such information should be considered material as well. -2-

Two simple rules provide invaluable guidance and protection in ihis area— Don’t ever use non-public information for personal gain; and Do not pass along non-public information to anyone who does not need the information to do his or her job. Enable Prompt, Accurate, Fair and Complete Public Disclosure As a public company, it is our policy to ensure that the information in our public communications, including SEC filings, is full, fair, timely, accurate, and understandable. All personnel involved in the Company’s disclosure process are responsible for furthering and supporting this policy. Our Chief Executive Officer and Chief Financial Officer are particularly charged with maintaining familiarity with the disclosure requirements applicable to the Company. Our Chief Executive Officer and Chief Financial Officer are required to certify the accuracy of reports filed with the SEC in accordance with the Sarbanes-Oxley Act of 2002. Officers who knowingly or willfully make false certifications may be subject to criminal penalties or sanctions, including fines and imprisonment. Comply with All Prohibitions on and Limitations of Gifts and Payments The federal Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is our Company policy strictly to prohibit any illegal payments to government officials of any country. In addition, there are a number of laws and regulations regarding business gratuities that may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. Safeguard Company Resources Protect Confidential and Proprietary Information In carrying out the Company’s business, directors, officers, and employees often learn confidential information about the Company, its customers and prospective customers, suppliers and prospective suppliers, competitors and others. Company personnel must maintain the confidentiality of ail information entrusted to them, except where disclosure is authorized or legally required. Confidential information includes all non-public information concerning the Company, including its business, prospects, financial results and condition, intellectual property such as trade secrets, patents, trademarks, and copyrights, business, marketing and service plans, designs, databases, records, salary information, and any unpublished financial or business data, as well as any non-public information provided by a third party with the expectation that such information would be kept confidential and used only for the business purpose for which it was provided. The obligation to preserve confidential information continues even after employment ends. -3-

Preserve Corporate Opportunities Our directors, officers, and employees owe a duty to advance the Company’s legitimate business interests. Therefore, Company personnel are prohibited from taking for themselves personally (or directing to a third party), opportunities that are discovered through the use of corporate property, information, or position without the express, prior, written consent of the Board of Directors. Sometimes the line between personal and Company benefits is difficult to draw and both personal and Company benefits may be derived from certain activities. Given these ambiguities, our personnei should ensure that any use of Company property or information that is not solely for the benefit of the Company be approved in advance by more senior management or the Board of Directors. Conserve Company Assets Persona] use of Company property must always be in accordance with corporate policy. Proper use of Company property, information resources, materials, facilities, and equipment is your responsibility. Use and maintain these assets with the utmost care and respect, guarding against waste and abuse, and never borrow or remove Company property without management’s permission. Maintain Accurate Ar<D Complete Business and Financial Records We must maintain honest and accurate business and financial records in order to make responsible business decisions and to comply with our obligations under various laws, rules, and regulations to which we are subject. For example if you are permitted to use a business expense account, it must be documented and recorded accurately. If you are not sure whether a particular expense is legitimate, ask your supervisor. All of the Company’s books, records, accounts, and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions, and must conform both to applicable legal requirements and to the Company’s system of internal controls. There are absolutely no circumstances under which transactions should not be fully and fairly characterized and recorded or under which records of transactions, once made and approved in accordance with our internal procedures, should be altered. Business records and communications that you believe to be confidential may nonetheless become public. Therefore, we should exercise care and good sense in our writings and should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people or companies. This applies equally to written communications, including e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies. In the event of litigation or a governmental investigation, immediately halt any destruction of potentially related documents and immediately consult the Company’s Chief Financial Officer. avoid Conflicts of Interest Our directors, officers, and employees have an obligation to give their complete loyalty to the Company. Our personnei should avoid any action that may involve, or that even may appear to involve, a conflict of interest with the Company. A ''conflict of interest” exists when a person’s private interest interferes in any way with the interests of the Company. -4-

Our personnel should not have any financial or other business relationships thai could impair, or even could appear to impair, the independence of any judgment they may need to make on behalf of the Company. Conflicts of interest may arise in many different ways and may take on many different forms, so you should always be looking for them. Conflicts of interests may not always be clear-cut so if you have a question, you should consult with higher levels of management or the Company’s Chief Financial Officer. Any director, officer or employee who becomes aware of a conflict or potential conflict should consult the procedures described under the heading “Compliance” later in this Code. Disclosure of any potential conflict is the key to full compliance with this policy. COMPLIANCE You should feel free to talk to supervisors or other appropriate personnel about observed behavior that you believe may be illegal or unethical and about the best course of action in a particular situation. It has been the policy of the Company not to allow retaliation for reports of misconduct made in good faith by our personnel. This policy is also mandated by the newly adopted Sarbanes-Oxley Ace of 2002, which requires protection of whistleblowers. We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it may be difficult to know righl from wrong. Since we cannot anticipate every situation that will arise, it is important thai we have a process for addressing each situation. These are the principles and steps to keep in mind: Make sure you have all the facts. • Ask. yourself: What specifically am 1 being asked to do? Use your good judgment and common sense. If something makes you uncomfortable because it seems unethical or improper, it probably is. Clarify your responsibility and role. It may help to get others involved and discuss the problem, keeping in mind the tenets of confidentiality and respect for others set forth in this Code. Discuss Oie problem with your supervisor. In the rare case where it may not be appropriate to discuss an issue with your immediate supervisor, or where you do not feel comfortable approaching your immediate supervisor with your question, you may discuss it with our Chief Financial Officer or contact the Board of Directors. • Always ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act. If you become aware of an action or failure to take action that you believe is or will result in a violation of this Code, you must report such action or failure to act either to your immediate supervisor, the Chief Financial Officer or the Board of Directors. -5-

BOARD OVERSIGHT; WAIVERS Any waiver of this Code for directors or executive officers must be approved by our Board and wilt be disclosed promptly in a SEC Form 8-K within five days and/or as otherwise required by law or ihe rales of any stock exchange on which our stock trades. ENFORCEMENT; DISCIPLINARY MEASURES The Company will consistently enforce this Code through appropriate disciplinary means. Pursuant to procedures adopted by it, the Board will determine whether violations of the Code have occurred and, if so, will determine the disciplinary measures to be taken against any director, officer, employee, or agent of the Company who has violated the Code. Disciplinary measures, which may be invoked at the discretion of the Board of Directors, include, but are not limited to, counseling, oral or written reprimands, warnings, probation or suspension without pay, demotions, reductions in salary, termination of employment and restitution. Persons subject to disciplinary measures include, in addition to each actual violator, others involved in the wrongdoing such as: individuals who fail to use reasonable care to detect a violation; individuals who, if requested to divulge information, whhhold material information regarding a violation; and supervisors who approve or condone violations or attempt to retaliate against those reporting violations or violators. By signing below you acknowledge that you have carefully read and understood this document and agree to comply with all aspects of this Code of Ethics; Signature Date Print Name -6-

Premier Exhibitions, Inc. 10-K Page 1 of 2 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 10-K (Mark One) 0 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended February 29, 2008 or ? TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to COMMISSION FILE NO. 000-24452 PREMIER EXHIBITIONS, INC. (Exact name of registrant as specified in its charter) Florida 20-1424922 (Stale or other jurisdiction of (I.R.S. Employer incorporation or organization) Identification No.) 3340 Peachtree Rd., N.E., Suite 2250 Atlanta, GA 30326 (Address of principal executive offices) Registrant’s telephone number, including area code: 404-842-2600 Securities registered pursuant to Section 12(b) of the Act: Title of Each Class Name of Each Exchange on Which Registered Common Stock, par value $0.0001 per share The Nasdaq Stock Market LLC (Nasdaq Global Market) Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YesD No0 Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YesD No0 Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes 0 No D Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ? Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ? Accelerated filer 0 Non-accelerated filer ? Smaller reporting (Do not check if a smaller reporting company ? company) Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes D No 0 At August 31, 2007, the aggregate market value of the registrant’s Common Stock held by non-affiliates of the registrant was approximately $428,606,815, based upon the closing price for such Common Stock as reported on the NASDAQ Global Market

Premier Exhibitions, Inc. 10-K Page 1 of 1 Status of Salvor-in-Possession and Interim Salvage Award Proceedings \* On April 12, 2002, the U.S. Court of Appeals for the Fourth Circuit affirmed two orders of the U.S. District \ Court for the Eastern District of Virginia in the Company’s ongoing Salvor-in-Possession case entitled R.M.S. \ Titanic, Inc. v. The Wrecked and Abandoned Vessel, et al, in rem. These orders, dated September 26, 2001 and \ October 19, 2001, respectively, restricted the sale of artifacts recovered by our wholly-owned subsidiary R.M.S. I Titanic, Inc., or RMST, from the Titanic wreck site. In its opinion, the appellate court reviewed and declared 1 ambiguous the June 1994 order of the district court that had awarded ownership to RMST of all items then salvaged 1 from the wreck of the Titanic as well as all items to be salvaged in the future so long as RMST remained \ Salvor-in-Possession. Having found the June 1994 order ambiguous, the court of appeals reinterpreted the order to I I convey only possession, not title, pending determination of a salvage award. On October 7,2002, the U.S. Supreme I Court denied RMST’s petition of appeal. 1 On May 17, 2004, RMST appeared before the U.S. District Court for the Eastern District of Virginia for a pre- trial hearing to address issues in preparation for an interim salvage award trial. At that hearing, RMST confirmed its intent to retain its Salvor-in-Possession rights in order to exclusively recover and preserve artifacts from the wreck site of the Titanic. In addition, RMST stated its intent to conduct another expedition to the wreck site. As a result of that hearing, on July 2, 2004, the court rendered an opinion and order in which it held that it would not recognize a 1993 Proces-Verbal, pursuant to which the government of France granted RMST title to all artifacts recovered from I I the wreck site during the 1987 expedition. The court also held that RMST would not be permitted to present evidence j at the interim salvage award trial for the purpose of arguing that RMST should be awarded title to the Titanic I artifacts through the law of finds. J RMST appealed the July 2, 2004 court order to the U.S. Court of Appeals for the Fourth Circuit. On January 31, \ 2006, the court of appeals reversed the lower court’s decision to invalidate the 1993 Proces-Verbal, pursuant to \ which the government of France granted RMST title to all artifacts recovered from the wreck site during the 1987 \ expedition. As a result, the court tacitly reconfirmed that RMST owns the approximately 1,800 artifacts recovered ) during the 1987 expedition. The appellate court affirmed that the lower court’s ruling held that RMST will not be J j permitted to present evidence at the interim salvage award trial for the purpose of arguing that RMST should be j awarded title to the remainder of the Titanic artifacts through the law of finds. I On November 30, 2007, RMST filed a motion with the U.S. District Court for the Eastern District of Virginia, Norfolk Division seeking an interim salvage award. On March 25, 2008, the court entered an order granting I permission to the U.S. to file an amicus curiae (friend of the court) response regarding RMST’s motion for an j interim salvage award. The U.S. response states that an interim in specie (in kind) award with limitations, made by I the court to RMST, could serve as an appropriate mechanism to satisfy RMST’s motion for a salvage award and to I help ensure that the artifacts recovered by RMST from the wreck of the Titanic are conserved and curated together in an intact collection that is available to the public for historical review, educational purposes, and scientific research in perpetuity. The court has not yet ruled on our motion for an interim salvage award. On April 15, 2008, the District Court entered an order requesting the Company propose suggested covenants that would be included in an in specie award. The order also outlines a process for further discussion pertaining to such ! covenants should the court decide to issue an in specie award. The District Court has not yet determined that an in \ specie award is the proper remedy to satisfy the Company’s motion. / ‘ We cannot predict how the court will ultimately rule on RMST’s motion for an interim salvage award. I 12

10 FOR IMMEDIATE RELEASE PREMIER EXHIBITIONS ANNOUNCES FISCAL YEAR 2008 GUIDANCE — Slaiita, GA, May 21,2007 — Premier Exhibitions, Inc. (NASDAQ: PR rnlT C rrip /announced financial guidance for its year ending February 29, 2008, referred to as fiscal 2008. \ / The Company_expects after tax fully diluted earnings per share of $0.68 for the fiscal year ending J V _F_gbruary 29, 2008/Actual resultsmaybemaTOTallT consumer spending, economic conditions and the various factors detailed below. Please see “Forward-Looking Statements” at the end of this news release for additional information. Primary fiscal 2008 financial guidance assumptions include: An aggregate of eleven individual human anatomy exhibitions will be operating concurrently by July 2007. Seven individual Titanic exhibitions will be operating throughout fiscal 2008. The majority of Titanic exhibitions will operate as partnerships with museums and/or promotional partnerships. The Company will be subject to an estimated effective tax rate of 40% in fiscal 2008. Approximately 33.6 million diluted shares will be outstanding during fiscal 2008. Includes the effect of stock compensation expenses in accordance with FAS 123(R) Capital expenditures in fiscal 2008, primarily related to exhibitry investments for new exhibitions, are expected to aggregate approximately $3.5 to $4.5 million. Premier Exhibitions, Inc. cautions investors that variations in the timing and scheduling of exhibitions, timing of revenue recognition, levels of exhibition success, and other risk factors may result in variations in the Company’s actual financial results for fiscal 2008. These variations and risk factors limit the Company’s ability to make financial projections with any reasonable amount of certainty beyond fiscal 2008. Such factors could also have a material impact on year-over-year results comparisons as well as on management’s ability to achieve the financial performance included in this financial guidance. Premier Exhibitions, Inc. is a major provider of museum quality touring exhibitions throughout the world. Investor Relations: North Coast Advisors, Inc: Craig T. Stewart 585-218-7371 cstewart@ncainc.com Media Inquiries:

Premier Exhibitions, Inc.: Katherine Morgenstern 404.842.2675 kmorgenstern@prxi.com Forward-Looking Statements Certain of the statements contained in this press release contain forward-looking statements that involve a number of risks and uncertainties. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Premier Exhibitions, Inc. has based these forward-looking statements on its current expectations and projections about future events and on currently available information. The forward-looking statements contained in this press release may also include, among other things, statements relating to Premier Exhibitions, Inc.’s anticipated financial performance, business prospects, business developments, strategies and similar matters. Certain of the factors described in Premier Exhibitions, Inc.’s filings with the Securities and Exchange Commission, including the section of its Annual Report on Form 10-K for the year ended February 28, 2007 entitled “Risk Factors”, may affect the future results of Premier Exhibitions, Inc. and cause those results to differ materially from those expressed in the forward-looking statements. Premier Exhibitions, Inc. disclaims any obligation to update any of its forward-looking statements, except as may be required by law.

Premier Exhibitions, Inc. 10-K Page 1 of 2 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 10 (Mark One) 0 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FoTthefiscaTyear endedTebruaiy 20, 2WcP) or ? TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to COMMISSION FILE NO. 000-24452 PREMIER EXHIBITIONS, INC. (Exact name of registrant as specified in its charter) Florida 20-1424922 (State or other jurisdiction of (I.R.S. Employer incorporation or organization) Identification No.) 3340 Peachtree Rd., N.E., Suite 2250 Atlanta, GA 30326 (Address of principal executive offices) Registrant’s telephone number, including area code: 404-842-2600 Securities registered pursuant to Section 12(b) of the Act: Title of Each Class Name of Each Exchange on Which Registered Common Stock, par value $0.0001 per share The Nasdaq Stock Market LLC (Nasdaq Global Market) Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ? No 0 Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YesO No0 Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes 0 No D Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ? Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ? Accelerated filer 0 Non-accelerated filer ? Smaller reporting (Do not check if a smaller reporting company D company) Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ? No 0 At August 31, 2007, the aggregate market value of the registrant’s Common Stock held by non-affiliates of the registrant was approximately $428,606,815, based upon the closing price for such Common Stock as reported on the NASDAQ Global Market

Premier Exhibitions, Inc. 10-K Page 1 of 1 Premier Exhibitions, Inc. and Subsidiaries Consolidated Statements of Operations Year Ended February 28 (29L 2006 2007 / l<m :=:z- y Revenue: Exhibition revenue $12,217,000 $28,916,000 $59,231,000 Merchandise and other 722,000 1,061,000 2,142,000 Sale of coal 102,000 110,000 81,000 Total revenue 13,041,000 30,087,000 61,454,000 Cost of revenue: Exhibition costs 2,672,000 7,707,000 20,457,000 Cost of merchandise sold 102,000 182,000 457,000 Cost of coal sold 10,000 13,000 19,000 Total cost of revenue (exclusive of depreciation and amortization shown separately below) 2,784,000 7,902,000 20,933,000 Gross profit 10,257,000 22,185,000 40,521,000 Operating expenses: General and administrative 6,620,000 9,773,000 19,626,000 Depreciation and amortization 980,000 1,529,000 2,911,000 Litigation settlement — 350,000 — Loss on sale of fixed assets 84,000 — (2,000) Gain on sale of Carpathia, related party — (1,626,000) — Total operating expenses 7,684,000 10,026,000 22,535,000 Income from operations 2,573,000 12,159,000 17,986,000 Other income and expenses: Interest income 85,000 224,000 973,000 Interest expense (47,000) (51,000) — Other income 168,000 37,000 10,000 Total other income and expenses 206,000 210,000 983,000 Income before provision for income taxes 2,779,000 12,369,000 18,969,000 Provision for income taxes (2,504,000) 4,948,000 6,660,000 Net income $ 5,283,000 $ 7,421,000 $12,309,000 Net income per share: Basic income per common share Si 0.22 $ 0.27 $ 0.42 Diluted income per common share $ 0.19 $ 0.24 (T “6.3T > — r Shares used in basic per share calculations 24,081,186 27,674,221 29,653,994 Shares used in diluted per share calculations 28,230,491 31,047,056 33,379,462 The accompanying notes are an integral part of the consolidated financial statements. 37